



RECD S.E.C.
MAR 1 7 2003
1086

THE FACES *of* LEADERSHIP

Cinergy Corp. | *2002 Annual Report*

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FINANCIAL HIGHLIGHTS

(In millions, except as noted)	2002	% Change	2001	2000
OPERATING RESULTS				
Operating Revenues	$11,960	(8.0)	$12,997	$ 8,397
Net Income	361	(18.3)	442	399
PER SHARE OF COMMON STOCK				
Diluted Earnings	2.13	(22.5)	2.75	2.50
Dividends Declared	1.80	0.0	1.80	1.80
Book Value at Year-End	19.53	5.8	18.45	17.54
CAPITALIZATION AT YEAR-END				
Common Equity	$ 3,293	12.0	$ 2,941	$ 2,789
Preferred Trust Securities	308	0.6	306	–
Preferred Stock	63	0.0	63	63
Debt*	4,940	1.0	4,890	4,046
OTHER				
Total Assets	$13,307	8.2	$12,300	$12,330
Employees (actual)	7,823	(10.8)	8,769	8,362

**Includes long-term debt due within one year, notes payable and other short-term obligations.*

TABLE *of* CONTENTS

02 CINERGY'S PURPOSE, MISSION AND STRATEGIES
02 CORPORATE PROFILE: BALANCED, INTEGRATED PORTFOLIOS
03 LETTER TO STAKEHOLDERS
14 CORPORATE GOVERNANCE: THE FACES OF LEADERSHIP
18 PUBLIC POLICY LEADERSHIP
20 PRACTICING GOOD GOVERNANCE
22 PAY FOR PERFORMANCE
24 FINANCIAL TRANSPARENCY
26 ENSURING EXECUTION
28 A BUSINESS MODEL THAT WORKS
30 DIRECTOR STEWARDSHIP
32 A MULTIPLE STAKEHOLDER APPROACH
34 EXECUTIVE MANAGEMENT TEAM
34 EXECUTIVE OFFICERS
34 COMMITTEES OF THE BOARD OF DIRECTORS
35 KEY METRICS OF OUR LEADERSHIP TEAM
36 A TRIBUTE TO RETIRED DIRECTORS AND EXECUTIVES
37 FINANCIAL TABLE OF CONTENTS
114 GLOSSARY OF TERMS
117 SHAREHOLDER INFORMATION

THE FACES *of* LEADERSHIP

WE ARE OPENING THE DOORS OF OUR BOARDROOM SO YOU CAN MEET THE MEMBERS OF OUR BOARD OF DIRECTORS FACE TO FACE. WE BELIEVE FEW PEOPLE REALLY UNDERSTAND THE ROLE THAT DIRECTORS SERVE IN AN ORGANIZATION AND WHAT CORPORATE GOVERNANCE MEANS. AFTER READING THE PAGES THAT FOLLOW, WE HOPE THAT YOU WILL COME AWAY WITH A BETTER UNDERSTANDING OF CORPORATE GOVERNANCE PRACTICES, AS WELL AS THE SPIRIT OF ACCOUNTABILITY THAT WE CHOOSE TO NURTURE. ALSO, WE WANT YOU TO SEE HOW YOUR BOARD AND MANAGEMENT TEAM WORK TOGETHER FOR YOU.



Members of the Cinergy Corp. Board of Directors at work: *James E. Rogers, Phillip R. Cox, Dudley S. Taft, Michael G. Browning, Mary L. Schapiro, Thomas E. Petry, George C. Juilfs, John J. Schiff Jr., and Philip R. Sharp*

CINERGY'S PURPOSE, MISSION *and* STRATEGIES

PURPOSE:

- To transform the lives of millions of people by providing reliable, reasonably priced and environmentally responsible energy and related services.

MISSION:

- To be the investment of choice, supplier of choice, employer of choice and a leader by choice.

LONG-TERM STRATEGIES:

- Maintain a balanced integrated portfolio to manage risk through all economic and commodity cycles.
- Improve our low-cost position.
- Execute on our regulatory initiatives that balance both customer and shareholder interests.
- Increase market share and margins in our competitive businesses through customer-focused origination in our regional markets.
- Maintain a strong balance sheet to ensure low-cost access to capital markets.
- Continue a disciplined opportunist approach to increasing our scale and scope and making the corporation fitter, not just bigger.

CORPORATE PROFILE:

BALANCED, INTEGRATED PORTFOLIOS

	REGULATED	ENERGY MERCHANT
BUSINESS DESCRIPTION	Integrated utility serving Indiana, PSI Energy (PSI), and electric and gas transmission and distribution (T&D) companies serving Southwest Ohio and Northern Kentucky, Cincinnati Gas & Electric (CG&E) and Union Light Heat & Power (ULH&P)	*Midwest leader of low-cost generation, customer origination and energy commodities trading*
NOTABLE STATISTICS	▫ Retail electric sales are: 35 percent industrial, 33 percent residential, 32 percent commercial and public authorities ▫ 7,000 megawatts low-cost generation ▫ Top-quartile T&D cost leadership position	▫ Approximately 90 percent of gross margins from supplying existing customer portfolios ▫ Production costs 25 percent below regional benchmark average ▫ 6,300 megawatts low-cost generation
PRODUCTS AND SERVICES	▫ Electricity generation ▫ Electricity transmission ▫ Electricity distribution ▫ Gas distribution	▫ Electricity generation and operation of coal, gas, cogeneration and renewable power plants ▫ Wholesale energy marketing, trading and risk management ▫ Customized energy solutions

DEAR FELLOW INVESTORS, CUSTOMERS, EMPLOYEES AND OTHERS WHO HAVE A VESTED INTEREST IN OUR SUCCESS — OUR SUPPLIERS, PARTNERS, REGULATORS AND COMMUNITIES:

In 2002, we redoubled our efforts on **the attributes that distinguish us** from others in our industry: **low-cost, efficient operations, financial stability, a low-risk profile, constructive regulatory outcomes, value-building customer relationships, and leadership on corporate governance and environmental issues.**

On behalf of Cinergy's 7,800 employees, I made commitments to you in these areas last year. As you read this letter, you will see that **our promises made were promises kept. Our people made this happen. They make me proud to be a member of the Cinergy team.** Before discussing our performance, I believe it is important that you understand why we took the actions we did in 2002. Three factors increased our urgency to work harder on the things that distinguish us. One factor was the sluggish economy's impact on our businesses. Improving the cash flow from our core regulated and *energy merchant* businesses continued to be particularly important during these times.

A second factor was the contraction in the wholesale gas and power markets brought on by the withdrawal of many competitors from these markets. Our focus on profitably adding new customers within and around our asset footprints also made sense in this environment.

A third factor was the continuing uncertainty around the move to deregulation and the future structure of our industry. We are experiencing unparalleled regulatory and legislative challenges as each state contemplates differing pricing models for retail energy services. Simultaneously, the Federal Energy Regulatory Commission (FERC) is proposing new rules to ensure fair regional and national wholesale markets.



***James E. Rogers, 55,** is chairman, president and CEO of Cinergy Corp. He has been a director since 1993 and chairs the Executive Committee. Mr. Rogers served as vice chairman, president and chief operating officer of Cinergy from 1994 to 1995. He was named CEO in 1995 and chairman in 2000. Prior to the formation of Cinergy in 1994, he was PSI Energy Inc.'s chairman, president and CEO. Prior to joining PSI in 1988, he was executive vice president of Enron Corp., Houston, Texas. Before that, he was a partner in the Washington, D.C., office of Akin, Gump, Strauss, Hauer & Feld. He was also deputy general counsel for litigation and enforcement of the Federal Energy Regulatory Commission (FERC), and served as assistant to the chief trial counsel at the FERC. He was a law clerk for the Kentucky Supreme Court and assistant attorney general for the Commonwealth of Kentucky, representing consumers before the Public Service Commission. Mr. Rogers is also a director of Fifth Third Bancorp and Fifth Third Bank, and Duke Realty Corporation. He attended Emory University in Atlanta, Ga., and holds B.B.A. and J.D. degrees from the University of Kentucky.*

Words in italics are defined in the Glossary of Terms on page 114.

These three factors are as prevalent today as they were a year ago. While they pose challenges, they also may create opportunities to expand our cash flow and profits in 2003. We believe a do-nothing, wait-and-see approach is sometimes the worst option in these changing times. However, missteps in this environment are severely punished, so we will remain cautious, patient and disciplined in pursuing these opportunities.

In what could become **a long period of chronic uncertainty**, I believe it is important to focus on what is within our control as we work with policymakers to shape our industry's future.

A STRONG POSITION FOR 2003 AND BEYOND

We are well positioned to benefit from improvements in the economy, more robust energy markets, and the inevitable clarity that will come from responsible regulation at both the state and federal levels. Our plans for growing earnings and dividends in the future are built upon our operating and financial successes. In 2003, we will:

- Add new customers and grow our core operations.
- Reinforce our key relationships with our investors, customers, suppliers, regulators, communities and employees.
- Capitalize on opportunities in the underserved wholesale energy markets being created by the exit of weaker competitors.

In these uncertain times, we must become even better stewards of our capital. In the recent past, when the *price/earnings ratios* of certain energy companies soared and the cost of debt declined, it was easier to acquire assets and even companies in our industry. Regrettably, some companies must have forgotten that acquisitions have to be profitable throughout all economic cycles. Those who failed to remember this are now overburdened with debt and some face bankruptcy.

We intend to invest in earnings-producing businesses that thrive in all market conditions. At the same time, **we will be steadfast in protecting our *balance sheet* and credit ratings.**

2002: CONSISTENT, ACCOUNTABLE PERFORMANCE

We consistently met or exceeded our stakeholder expectations. These included above-average industry returns for our investors, competitive prices and reliable service for our customers, good benefits and fair wages for our employees, continuing commitments to support the well being of the communities we serve, and protecting the environment.

TOTAL SHAREHOLDER RETURN: CINERGY VS. MAJOR ENERGY INDICES

	2000	2001	2002	2000-2002
Cinergy	57.0%	0.7%	6.5%	68.5%
S&P Supercomposite Electric Index	49.7%	-8.5%	-14.3%	17.3%
S&P 500 Electric Index	53.5%	-8.2%	-15.0%	19.8%
Philadelphia Utility Index	50.6%	-13.0%	-18.4%	6.9%
S&P 500 Index	-9.1%	-11.9%	-22.1%	-37.6%

Words in italics are defined in the Glossary of Terms on page 114.

In 2002, we produced a *total shareholder return (TSR)* of 6.5 percent. This exceeded our return in 2001, and it was substantially better than the total returns of our peers.

We beat the S&P Electric Supercomposite Index (47 utilities of all sizes) by 21 percentage points, the S&P Electric Index (27 utilities of all sizes) by 22 percentage points, and the Philadelphia Utility Index (20 large utilities) by 25 percentage points. In fact, as indicated in the table at the bottom of the facing page, **Cinergy has outperformed its peers and the S&P 500 Index in each of the last three years.**

2002 Results

On Jan. 23, 2003, Cinergy reported 2002 earnings of $2.68 per share on a *diluted* basis, before *one-time charges* totaling $0.55 for early retirement and other employee severance programs, charges related to certain investments, and a cumulative effect of a change in accounting principle. This compares with 2001 earnings of $2.75 per share on a diluted basis. Including one-time charges, 2002 earnings were $2.13 per share on a diluted basis.

On average, our industry saw earnings estimates lowered more than 20 percent during the year. Fortunately, we were able to overcome some of the effects of the weak economy and depressed wholesale prices. As a result, our earnings (prior to one-time charges) were just 6 percent below analysts' estimates made at the beginning of 2002.

Although we had $0.55 in one-time charges in 2002, from 1999 to 2001 we averaged net one-time charges of only $0.01 per share. We work hard to avoid such charges, because we want our investors to value us on the basis of our ongoing earnings capabilities.

As a result of this performance, and after considering our overall financial position, on Jan. 14, 2003, **our board of directors increased our annual dividend by 2.2 percent, from $1.80 to $1.84.** Their confidence in our ability to sustain and grow our dividend is boosted by the fact that we are nearing the end of our *nitrogen oxide (NOx)* environmental compliance program. As a result, our *free cash flow* will increase as we wind down this program. This means we can finance our growth without necessarily having to access the capital markets.

PROMISES MADE, PROMISES KEPT

Credible leadership comes from making and keeping promises. In last year's letter, I listed six main objectives for 2002. I'm listing them again along with the significant progress made on each one. This way, you will readily see that we are living up to our promises.

LOW-COST, EFFICIENT OPERATIONS

Having low-cost, efficient operations is deeply ingrained in our corporate culture. This mindset sustains us across all business cycles, especially during the down cycles. We do our best to avoid short-term cost-cutting decisions that could have negative long-term effects. This has paid off with lower customer prices, long-term job protection for employees and increased cash flows for investors.

This culture is one reason why our power production expenses are 25 percent lower than our regional peers'. It's also why we have the lowest *non-fuel operating expenses* of the top 25 power producers in 2000 and 2001. (The 2002 rankings will not be available until after the publication of this report, but we believe we will have a "three-peat.") Furthermore, our *operation and maintenance (O&M) expenses* for our electric *transmission and distribution (T&D)* operations are 14 percent lower than the average expenses of our regional peers.

Although our overall operating costs have always been among the lowest in our industry, our *administrative and general (A&G) expenses* are not as competitive as we would like. Our goal is to rank among the top 25 percent of our peer companies in managing these costs over the next 18 months.

A key objective in 2002 was to strengthen our already low-cost position through continued aggressive cost management plans in all areas of the company. Actions taken included employee voluntary early retirement programs, establishment of a *shared services* area to cost-effectively deliver our routine and day-to-day support services, and further streamlining of our supply chain.

Although our employees create productivity improvements every day, it has been several years since we critically examined our major business processes company-wide. In 2003, we again will be laser-focused on the processes where we spend the most money. We will look for ways both to cut costs and increase productivity.

Peak Performance in a Cost-Control Culture

In 2002, demand on our system for power reached all-time highs. Thanks to the tireless efforts of our employees, we consistently met our customers' varying needs for electricity throughout the year. On a normal day, our customers' demand peaks at an average of about 7,800 *megawatts*. But on a hot summer day, that peak may exceed 10,000 megawatts. Last year, we had 36 days where demand exceeded 10,000 megawatts. Six days exceeded 11,000 megawatts, and we set a new system peak of 11,305 megawatts on Aug. 1, 2002.

This commitment to operational excellence by our power operations employees was recognized by Electric Light & Power magazine, a leading industry publication. It named our Gibson Generating Station in Indiana the top-producing, coal-fired power plant in the nation for 2001. Gibson Station scored first for *net generation*, and also ranked among the top-producing plants for *capacity* and *capacity factor*. Higher efficiency allows us to serve the daily power needs of our customers and also to sell the excess power in the regional wholesale markets during off-peak periods.

Another key objective in 2002 was to match the availability of our generation fleet more closely with the demands of our customers. On a second-by-second basis, we improved our load forecasting precision, which improved margins in our merchant business. We will concentrate on improving these *blocking-and-tackling* skills in 2003.

In our regulated operations, we successfully opened our new Business Service Center — a customer call center providing greater convenience for our larger business and commercial customers. We can now help these customers more efficiently and at a lower cost, and meet their needs with the expertise they require.

Words in italics are defined in the Glossary of Terms on page 114.

One example of the dedicated performance our customers have come to value is provided by CG&E Meter Reader **Velda Bronston,** who has worked the past 14 years without missing a day of work or having a chargeable accident. She reads over 11,000 meters each month in all kinds of weather. She walks her entire route and about half of the meters she reads are inside homes and buildings, which means they are more difficult to reach. **Peak performance requires commitment and the discipline to pay attention to details.** Velda embodies the entire Cinergy team's commitment to customer service excellence and safety.

FINANCIAL STABILITY

A key objective last year was the continued strengthening of our balance sheet. **We took decisive and timely actions by issuing equity, reducing capital spending, and improving cash flow from operations.** These actions supplemented our already strong *liquidity* position with $1 billion in *revolver capacity.*

We raised $784 million in new shareholder equity from December 2001 through January 2003. We issued $316 million of *mandatorily convertible securities,* and sold $375 million of common stock. Throughout the year, we raised $93 million from employee benefit plans and the Direct Stock Purchase and Dividend Reinvestment Plan (DRIP).

Our corporate credit is rated BBB+ by Standard & Poor's, Baa2 by Moody's, and BBB+ by Fitch. These credit agencies have affirmed our *investment-grade* ratings with stable outlooks. We are proud to have maintained these ratings when over half of our peers experienced ratings downgrades or were put on negative credit watch.

We also continued to sell certain *non-core assets* in 2002. These sales achieved after-tax proceeds of approximately $100 million, which we used to pay down short-term debt. In addition, after closing on the sale of our remaining wind power assets in 2003, we will have only $76 million of consolidated international debt remaining. Only $15 million of this is obligated for payment by Cinergy rather than by income from the projects.

A LOW-RISK PROFILE

We are concentrating on our core operations — regulated and energy merchant. Further, **our risks are very identifiable and manageable due to our *balanced integrated portfolio* business model.** Our customer supply contracts for electricity are met with the output from the largest, non-nuclear generation fleet in the nation.

Our *customer portfolios* are diverse and include both retail and wholesale electric and gas customers. As an example, our retail electric sales are 35 percent industrial, 33 percent residential, and 32 percent commercial and public authorities.

We have low *mark-to-market (fair value) accounting* exposure. In our *customer origination* business, only 10 percent, or 73 megawatts, of our originated power contracts are accounted for at fair value. Only two of those contracts have a remaining term longer than five years. Because almost all of our trading is short-term (96 percent of the terms are less than 60 days), we realize almost all of our results within the year the trades are executed.

Therefore, we have very little *forward price exposure.* Moreover, our average daily *value-at-risk (VaR)* is about $2.1 million, or less than $0.01 per share. Finally, we have minimal *counterparty* risk, as approximately 97 percent of our customers are investment-grade, and we monitor this risk continuously.

In 2003, we will continue to monitor and strengthen our enterprise-wide *risk-management* activities.

CONSTRUCTIVE REGULATORY OUTCOMES

We had three key regulatory objectives in 2002: to ensure an adequate supply of generating capacity to meet customer demand in Indiana, to comply with applicable federal and state environmental mandates, and to achieve constructive rate treatment of the costs associated with the implementation of these programs.

In December 2002, the Indiana Utility Regulatory Commission (IURC) approved the transfer of approximately 800 megawatts of natural gas-fired merchant *peaking plants* from subsidiaries of Cinergy Capital & Trading to PSI. The FERC also approved the transfer on Feb. 4, 2003. Prior to the dedication of these assets to Indiana consumers, our Indiana asset-backed power *reserve margin* approached zero. The IURC believes that a 15 percent minimum reserve margin is necessary to assure system reliability.

The IURC approved summer 2002 power purchases for PSI and permitted recovery of our demand and energy charges of $27 million through either the *purchased power tracker* or *fuel clause adjustment* mechanism.

In the past few years, we have devoted a substantial percentage of our *operating cash flow* to projects designed to ensure compliance with federal and state environmental rules regulating power plant emissions. **These projects, when completed in 2005, will reduce nitrogen oxide emissions by approximately 60 percent. These reductions will enable us to meet, if not exceed, federal and state air quality standards.**

Indiana allows utilities to increase customer prices to recover financing costs while constructing qualifying environmental projects. PSI will implement these price increases every six months on its environmental *Construction Work in Progress (CWIP).* This recovery mechanism allows PSI to earn a cash return on qualifying environmental construction expenditures and helps reduce the regulatory lag commonly associated with large projects.

These investments included the addition of new generating capacity, air emissions controls, and the ongoing maintenance and upgrade of our transmission and distribution system, for a total of $1.3 billion. To recover these investments (made on behalf of our electric customers in Indiana), PSI filed for a rate increase of approximately $225 million in December 2002. We anticipate that the rate increase will be effective in the first half of 2004. However, even with this increase, **PSI's electric rates will remain among the lowest in both the Midwest and nation, a further demonstration of balancing shareholder and customer needs.**

At the same time that we are pursuing recovery of the costs of operating a fully regulated utility in Indiana, we are pursuing recovery of the costs of operating as a *provider of last resort (POLR)* in the deregulated electric market in Ohio. In early January 2003, we filed an application with the Public Utilities Commission of Ohio (PUCO) to establish a pricing

Words in italics are defined in the Glossary of Terms on page 114.

methodology that will ensure full compensation for all of the risks of providing POLR service. We anticipate that the PUCO will rule on our application by the fall of 2003.

Natural Gas Rate Cases

As a result of our constructive regulatory relationships, we achieved another key objective in 2002: successfully resolving our natural gas rate cases in Ohio and Kentucky. In Kentucky, the Public Service Commission approved a gas distribution base rate increase for ULH&P of $2.7 million in January 2002. In May 2002, the PUCO approved a base rate increase for CG&E of $15.1 million.

While both base rate increases are important, they are not the whole story. In conjunction with each of these rate increases, the state commissions approved a very constructive *rate adjustment rider* for our *Accelerated Main Replacement Program* to improve safety and reliability. We have already replaced more than 200 miles of aging cast-iron and bare-steel gas pipeline. We will replace another 600 miles over the next six years. **These riders reduce the regulatory lag associated with recovering these investments.**

VALUE-BUILDING CUSTOMER RELATIONSHIPS

Retail Customers: Reliability and Service

In the *retail markets,* we serve about 1.5 million electric customers and 500,000 natural gas customers. About 45 percent have the ability to select their electric commodity supplier, and more than 70 percent can choose their gas commodity supplier.

Even where our customers have a choice, we still take care of their distribution and related service needs. **Our success in serving customers depends on providing reasonable prices and reliable service.** Our current electric rates are 25 percent below the national average, and our delivered gas prices are among the lowest in the region. We intend to maintain this cost and pricing advantage.

Because we deliver service around the clock, our customers judge us on our ability to respond to outages, especially ones caused by severe weather. In September 2002, a tornado tore through our Indiana service territory, interrupting service to almost 39,000 customers. We used our state-of-the-art *Trouble Call/Outage Management System* and its digital mapping and advanced analytical tools to pinpoint the areas where our crews needed to work to restore power to our customers as rapidly as possible. With this system, Cinergy's average customer outage restoration times have been reduced by over 10 percent during the last 12 months, and this achievement has not gone unnoticed by our state regulators.

The storm severely damaged two and completely destroyed a third high-voltage transmission tower transmitting power from one of our major generating stations. All three towers were restored and quickly returned to service as our people worked around the clock putting our system back together.

But our people didn't rest. A neighboring utility with significant system damage requested our assistance. We responded with 11 crews who spent the better part of four days helping to restore our neighbor's system.

In addition to the appreciation of local officials and our neighbor, we received a pat on the back from Indiana's governor. A few days after work was completed, Brian Vance, Cinergy/PSI area operations manager, decided to take his family out to dinner at a local restaurant. They never expected to meet Governor Frank O'Bannon, who had also stopped in while visiting the area. When the governor learned that Brian was with Cinergy, he personally thanked him and asked him to convey to all of the people of Cinergy the state's gratitude for their quick response to the devastating storm.

Expanding Service Options for Our Retail Customers

To us, being good stewards means that our customers should always be able to take us for granted, but we can never take them for granted.

Over the past year, we continued to expand the options and services we offer. By finding the right combination of people, processes and technologies, we can offer our customers more services to meet their needs while holding down our costs.

We have convenient online services and e-billing, so customers can manage their accounts and access their billing information via the Internet (e-billing will be available to all Indiana customers by the end of 2003). We have automated phone service, which allows customers to check their bill amount and due date, as well as the amount and date of their last payment.

Additionally, we replaced 11 commercial payment offices with a network of 48 *pay stations* throughout our service territory. A pay station is an authorized retailer that accepts Cinergy bill payments and transmits the data to our billing system on a daily basis. Our customers are now able to pay their bills at local businesses. Many of these businesses have extended hours and locations that are closer to where our customers live and work.

The efforts of our customer service employees continue to pay off. Our own customer satisfaction surveys and those of independent research firms show that we continue to provide quality customer service. Our employees are working hard to make us the leader in this area.

Wholesale Customers: Solutions and Service

In the *wholesale markets,* we serve 40 electric customers, such as the city of Hamilton, Ohio, the cities of Bristol, Danville, Martinsville and Salem, Va., and Wabash Valley Power Association. We also provide commodity, storage and transportation services in the wholesale natural gas markets.

These customers want assurances of reliable energy supplies. In many cases, they want an energy expert to operate their physical energy-producing facilities and provide solutions to their energy problems, and that's what we do. The wholesale power and gas markets have changed profoundly over the last decade. First, deregulation shifted the balance of power to the customer. Second, customer demands changed as new entrants created many new products and services. However, these companies' difficulties over the last 12 to 18 months and their pullback from this market left some wholesale customers disoriented and nervous about the future.

Words in italics are defined in the Glossary of Terms on page 114.

Against this backdrop, one of our key objectives in 2002 was to increase *margins* and market share in both the power and gas wholesale markets. We didn't make as much progress adding new customers in the wholesale power market as we had hoped, but we modestly improved contributions to earnings by expanding the products and services delivered to our existing customers.

Late in 2002, we began to see signs that **customers were starting to regain their confidence in the power markets and in reliable suppliers, such as Cinergy.** They are again learning to value our long history of serving our regulated customers, our physical assets, and our recent success in *cogeneration* and wholesale energy supply.

For 2002, we were required to change the way we account for and report the value of long-term wholesale energy contracts. This is the previously mentioned fair value accounting. I view this as a very positive change, as it better aligns earnings and actual cash over time.

Gaining Traction in the Wholesale Natural Gas Markets

In the more mature wholesale gas markets, we will benefit from the extension of our marketing relationship with international energy producer Kerr-McGee. Cinergy will continue to market most of Kerr-McGee's domestic gas production through June 2008, a total volume of approximately 650 million cubic feet *(Mmcf)* per day. This represents approximately 16 percent of our average total daily *physical* gas marketed of 4 billion cubic feet *(Bcf)* per day.

In addition, we added gas storage services that will better allow us to serve the growing market. Thanks to the efforts of our Houston gas marketing team, we also completed more than 1,500 transactions for very short-term commodity and service products in the *mid-market* for gas producers and wholesale customers. We are benefiting as many of our competitors exit from this sector.

The most important lesson we've learned during the evolution of these new markets is that true, lasting value can only be created when customers and suppliers build it together. Given the extreme uncertainty in the regulation of wholesale energy markets, we must continue to create flexible structures that support and honor these relationships.

LEADERSHIP ON CORPORATE GOVERNANCE AND ENVIRONMENTAL ISSUES

We've worked hard to achieve *corporate governance* leadership. As I note in the essay on corporate governance that follows this letter, we believe that **good governance is grounded in a dedicated, independent and engaged board that balances the interests of all of our stakeholders.** Additionally, in the next section of this report, "The Faces of Leadership," we feature our board members and their views about Cinergy's key attributes and corporate governance practices.

We continue to lead the effort to secure multiple-emissions legislation for coal-fired power plants. If enacted, this legislation would collapse the jumble of new clean air regulations that our plants face into a single set of aggressive but manageable reduction targets.

Both independently and through my chairmanship of the Edison Electric Institute's CEO Environmental Policy Committee, I have worked for four years to make this proposal a reality. We were gratified to have President Bush announce during his January 2003 State of the Union address that securing passage of a multiple-emissions bill will be a top priority for his administration. We will work with the administration, Congress, and the environmental community to pass this important legislation this year.

Our effort to gain certainty in the area of environmental regulation extends to the judicial arena as well. Throughout 2002, we worked to reach a settlement of the United States' *New Source Review* lawsuit. We hope that in 2003 we can put this lawsuit behind us.

CINERGY: SUSTAINABLE STEWARDSHIP

I believe that our most distinguishing attributes, which I listed at the start of this letter, are the foundation of Cinergy's growing reputation for professionalism, outstanding customer service, superior financial results, and exemplary corporate citizenship. To us, sustainable stewardship means consistently creating value for all of our stakeholders while we juggle their sometimes competing demands.

I am grounded in the clarity of our noble purpose: to transform the lives of millions of people by providing reliable, reasonably priced and environmentally responsible energy and related services.

I am motivated by the steps the board of directors took this year toward ensuring that Cinergy would have best-in-class corporate governance practices today and in the future. These practices, coupled with the commitment and personal integrity of each member of the board, support my confidence that we will continue to do our absolute best to deliver value for you, our stakeholders.

I am inspired by the genuine and continued excitement our people have about their work. It is great to see the pride they have in acting as stewards of our resources. Every employee has a direct stake in our success. As the largest single group of Cinergy shareholders, they have *skin in the game*. Additionally, more than half of executive management's total compensation is tied to short- and long-term business results.

I am committed to continuing to build a talented and diverse team and to developing new diverse faces of leadership at Cinergy. Today, we have leaders who take the execution of our purpose and mission personally and who demonstrate a passion and zeal for our success. I am thankful for the loyalty and support of all of our stakeholders, especially our investors, customers and employees. As I said last year, I genuinely cherish the opportunity to serve as a leader of this company and am mindful of the duties and obligations of my personal stewardship.



James E. Rogers
Chairman, President and Chief Executive Officer
Feb. 14, 2003

Words in italics are defined in the Glossary of Terms on page 114.



"I BELIEVE THAT OUR **MOST DISTINGUISHING ATTRIBUTES** ARE THE FOUNDATION OF CINERGY'S GROWING REPUTATION FOR PROFESSIONALISM, OUTSTANDING CUSTOMER SERVICE, SUPERIOR FINANCIAL RESULTS AND EXEMPLARY CORPORATE CITIZENSHIP."

| *James E. Rogers, Chairman, President and Chief Executive Officer*

CORPORATE GOVERNANCE:
THE FACES *of* LEADERSHIP

By Jim Rogers, Chairman of the Board

We are opening the doors of our boardroom so you can meet the members of our board of directors face to face. We believe few people really understand the role that directors serve in an organization and what corporate governance means.

After reading the pages that follow, we hope that you will come away with a better understanding of corporate governance practices, as well as the spirit of accountability that we choose to nurture. Also, we want you to see how your board and management team work together for you.

In 2002, stakeholder-centered corporate governance became a vital indicator of corporate performance and share price valuation. It's common sense. A company that is focused on being accountable to all of its stakeholders and has sound governance practices is more likely to create value for all in both the short and long term.

WHAT IS CORPORATE GOVERNANCE?

There are many definitions of corporate governance. Our definition has three key components: board independence, processes and practices that foster solid decision-making by both management and the board of directors, and balancing the interests of all of our stakeholders — our investors, customers, employees, the communities we serve and the environment.

Corporate governance in itself is a separate function from management. It is where the board works directly on behalf of you, the owners of the company, as well as the other stakeholders, each of whom has a vested interest in the success of our company.

Regardless of the definition, corporate governance works best when practiced by directors who have integrity and a strong commitment to the success of the company. Ours do.

A CORPORATE GOVERNANCE TRADITION

With the merger in 1994 of CG&E and PSI to create Cinergy, we used this opportunity to rethink the new company's corporate governance practices. We enlisted the expertise of Professor Jay W. Lorsch, the Louis E. Kirstein Professor of Human Relations at the Harvard University School of Business, a leading expert on corporate governance, both then and now. He led the directors through team-building exercises around the creation of new governance structures and processes based on the then current best practices for corporate boards.

Many of the steps we took then included the adoption of many "new" practices that are just being required today. The best example is our board's establishment in 1994 of a corporate governance committee — one of the first in the nation. Additionally, Cinergy's new board committees adopted charters to crystallize their thinking about their roles and responsibilities in the new company.

We haven't fixed any of these practices in stone. Instead, they continue to evolve to meet the needs of a more complex and faster-moving environment.

INDEPENDENT AND LEAD DIRECTORS COMMITTED TO SUCCESS

We believe the key driver of effective corporate governance is a board with independent directors who are thoughtfully engaged and committed to

the success of the company. Ours is. In fact, I am the only member of management on the board.

In the past year, the board met three times in executive session (without my presence) chaired by our independent, co-lead directors, Michael Browning and Dudley Taft. Further, on four of our total of five committees, the chairpersons who are the "lead directors" in their committee's area of expertise — Audit, Compensation, Corporate Governance and Public Policy — are independent directors. With this lead-director structure, we believe it is unnecessary at this time to separate the roles of chairman and CEO of our company.

Cinergy's directors and officers have a vested interest in the company's long-term success. Board members are required to hold Cinergy stock valued at twice the amount of their board retainer; our executive officers must hold Cinergy stock valued at three times their base salary; and I'm required to hold company stock valued at five times my base salary. Additionally, we adopted a policy prohibiting executive officers and directors from selling common stock acquired by exercising performance-based options until 90 days after they leave the company or board.

A way to measure that commitment is whether the board regularly reviews and rates its CEO, the effectiveness of the board itself and the members' individual effectiveness. We do. These reviews lead to a greater emphasis on areas where the surveys show we have opportunities to improve.

PROMOTING ENGAGEMENT

My primary duty as chairman of the board is to safeguard the integrity of the board's practices and processes and to create an environment of engagement — **where openly challenging the prevailing point of view is not only welcomed, but also encouraged.**

Only with an open and healthy exchange of views can we reach the best decisions for our stakeholders. The effectiveness of corporate governance is driven, in part, by processes and practices that commit the board members to this exchange.

We believe it's vital to present independent, external views at our board meetings. We regularly have a CEO of a competitor, a joint venture partner, a state or federal regulator, an industry expert, or an equity or fixed-income analyst as a guest speaker at our scheduled meetings.

Typically, the speaker meets with our board and our top managers at a dinner the night before the board meeting, at the meeting itself or at our annual strategic retreat. Over the last eight years, our board has heard 65 presentations by these outside subject-matter experts.

The insights from these experts challenge us. They support our commitment to fight complacency and not settle for conventional thinking. We will continue to seek ways to expand the board's point of view about our company and our changing industry beyond that of their own experience and expertise and the opinions of management.

IMPROVING OUR PROCESSES AND PRACTICES

In 2002, we held 13 board meetings and 25 committee meetings, a lot by comparative standards. To keep our discussions active between meetings, we deployed a state-of-the-art, secure online corporate governance system that, regardless of our location, allows us to communicate and hold discussions with each other, while simultaneously accessing and reviewing company information. We were the first board in our industry to use this tool.

Working with Dudley Taft, chair of the Corporate Governance Committee, and his entire committee, we reexamined all of our practices to ensure that we would be in full compliance

with the proposed rules of the New York Stock Exchange (NYSE), the U.S. Securities and Exchange Commission (SEC) and *The Sarbanes-Oxley Act of 2002.*

As a result of this review, we adopted corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. We also terminated the company's shareholder rights' plan, and we reviewed and amended each of our committee charters last year.

We were the fourth company in the nation and the first utility company to announce in 2002 that we would expense *stock options* beginning with the 2003 cycle. Moreover, our options overhang, which is the size of the option pool as a percentage of outstanding shares, is less than 10 percent, compared to an average of 15 percent for the top 200 companies on the S&P 500 index.

CORPORATE GOVERNANCE PORTAL

To ensure that our stakeholders fully understand the mission and purpose of our board, and the role our directors serve, we created a corporate governance portal on the Cinergy corporate Web site: **www.cinergy.com/governance**. There, you will find much of the information referenced above, including our board committee charters. We invite you to access this information, review what we have done, and give us suggestions for improving it.

BALANCING STAKEHOLDER NEEDS: "OUR TRUE NORTH"

At the core of our definition of corporate governance is **our commitment to *all* of our stakeholders**. This is our true north. In 1995, we broke from the pack: we decided to hold ourselves to high performance standards built around satisfying multiple stakeholders.

Your board and management team base their decisions on this multiple-stakeholder approach. This isn't easy, nor is it conventional. In my letter to stakeholders in Cinergy's 1996 annual report, I wrote: "We are willing to make the tough choices, but we are unwilling to accept false tradeoffs... between serving the interests of shareholders and honoring our commitments to our employees, customers, communities and the environment.... Every decision I make as CEO will continue to be based on creating value for all of our stakeholders." This approach has served us well, especially during these tumultuous times in our industry.

A good example of the way we balance stakeholder needs is in the environmental arena. For our communities, regulators, and environmental stakeholders, we are pushing for comprehensive legislation to define the rules to reduce multiple emissions from our coal-fired power plants. These rules would do two things: replace the complex and conflicting rules governing emissions, and achieve even greater emissions reductions.

While we realize that reducing emissions is good public policy, we also recognize that these new rules would result in an increase in energy prices for our customers. We are mindful that these rules must be phased in with manageable timetables to minimize and smooth out the price impact on our customers.

Finally, our fixed income and equity investors would also benefit from the certainty gained from understanding the environmental "rules of the road." Long-term certainty allows our board to plan more prudently for the large capital expenditures required to meet these new rules. This assures both balance sheet and credit ratings integrity for our investors and us.

We have never wavered from our stewardship to all of our stakeholders. In this era of demands for greater corporate accountability, we believe it is incumbent upon all companies to adhere to these standards.

LEADING BY EXAMPLE

The actions we have taken since the formation of Cinergy have enabled us to be a leader in satisfying the new NYSE, SEC and legislative requirements, but don't take our word for it.

In an independent assessment of our corporate governance performance and practices, Cinergy received a Corporate Governance Quotient (CGQ) of **99.6 percent**, or essentially **100 percent**, according to Institutional Shareholder Services (ISS), the leading provider of proxy voting and corporate governance services. ISS applies over 60 criteria to analyze and compute each company's CGQ.

Not only does Cinergy lead the 499 other companies in the S&P 500 index, and the utilities group, our CGQ sits atop the 30, companies that make up the Dow Jones Industrial Average (DJIA), according to analysis by Solomon Smith Barney in early 2003. These are some of the largest, most profitable and best-managed companies in America.

Additionally, Cinergy was one of only six companies out of the S&P 500 to receive S&P's top score for financial transparency and information disclosure on its SEC reporting documents (annual report, SEC Form 10-K and proxy statement). This achievement underscores our commitment to provide financial information that is truly understandable, insightful, accurate and useful.

GovernanceMetrics International (GMI), which monitors corporate governance at 2,000 U.S. and international companies, recently began similar ratings of corporate governance practices of the S&P 500. Cinergy's GMI rating is 9.0 out of 10, well above the average range for all GMI-rated companies and well above the 7.0 average rating for GMI-rated electric companies. Among the areas most highly rated were board accountability and behavior, financial disclosure, and shareholder rights.

The recognition by these independent organizations underscores our commitment to providing our stakeholders transparency in the quality of our earnings, our financial statements, and our operations. As I said in last year's letter, **Cinergy's actions will be consistent with the spirit as well as the letter of the law.**

A POWERFUL COMPETITIVE ADVANTAGE

We believe that stakeholder-focused corporate governance leads to higher investor confidence, more stable earnings, and a better share price. This has been confirmed by two recent studies.

McKinsey & Company found that 76 percent of institutional investors said they would pay a premium price for effective corporate governance. Researchers at The Wharton School who have been studying companies "that look out for shareholders" from 1990 to 2000 found that governance-focused companies had, on average, 8.5 percent higher stock market returns than companies that didn't look out for shareholders.

We recognize that even the best corporate governance practices, coupled with the best intentions of the board and management practices, will not completely insulate any company from the risks of its decisions and unpredictable market cycles. However, adopting and practicing good corporate governance principles puts the board and management in a much stronger position to deal with these uncertainties when they arise.

In summary, stakeholder-centered governance is synonymous with true accountability. If done right, it can be a powerful competitive advantage. **More important, it's simply the right thing to do with respect to protecting your interests.**

You have made an investment in us, and we value that investment. We believe that our governance practices are essential to ensure your continued trust and confidence.

"IN AN INDUSTRY THAT IS EXPERIENCING THE UNPARALLELED UNCERTAINTIES THAT WE FACE TODAY, OUR BIGGEST UNCERTAINTIES — WHETHER DEFINED AS RISK OR AMBIGUITY — ARE FUTURE REGULATORY OR LEGISLATIVE ACTIONS. AS SUCH, WE MUST ALWAYS BE **PROACTIVE** AND **AT THE FOREFRONT** OF THE MAJOR CURRENT AND EMERGING PUBLIC POLICY ISSUES."

| *Phil Cox, Public Policy Committee Chair*



PUBLIC POLICY COMMITTEE:

PUBLIC POLICY LEADERSHIP

Phil Cox has been a Cinergy director since 1994 and has served as chair of the Public Policy Committee since May 2002. This committee focuses on the impact current and emerging public policy issues may have on Cinergy and the energy industry — the so-called stroke-of-the-pen decisions. "In an industry that is experiencing the unparalleled uncertainties that we face today, our biggest uncertainties — whether defined as risk or ambiguity — are future regulatory or legislative actions. As such, we must always be proactive and at the forefront of the major current and emerging public policy issues," Mr. Cox says.

AN INDUSTRY VOICE IN MAJOR PUBLIC DEBATES

This committee has a long history of establishing Cinergy as a national public policy leader. Cinergy was the first utility to adopt a formal environmental leadership pledge and to support the Clean Air Act Amendments. The company has significantly reduced power plant emissions over the last 12 years and helped shape the national debate on comprehensive energy and environmental legislation.

Cinergy is committed to reducing future emissions and has spent over $600 million on environmental controls in the 1990s, and by the end of 2003, will have spent over $800 million. Cinergy has been an advocate for greater reductions but realizes the timeline must be right to ensure affordable, reliable energy supplies. Other major public policy issues in which Cinergy has been a leader are carbon dioxide (CO_2) emissions and climate change.

STAKEHOLDER-FOCUSED CORPORATE CITIZENSHIP

This committee guides the company's development of its balanced workforce initiative, employee development, and work-life focus programs. As a result of these efforts, for six consecutive years, Cinergy has been included on *Working Mother* magazine's list as one of the 100-Best Companies for Working Mothers.

This committee also guides Cinergy Foundation, the contributions of which are aimed at improving education, health, economic development, and the arts in the communities Cinergy serves. In 1998, the foundation announced a grant program partnering communities and schools to improve student performance. The BASICS (Building Assets and Support for Innovative Communities and Schools) program has provided $3 million to schools and communities over three years. It has increased test scores, provided professional development opportunities for teachers and involved entire communities in the education of their young people.

Phillip R. Cox, 56, *has been a Cinergy director since 1994 and a director of CG&E from 1994 to 1995. He has served as Public Policy Committee chair since May 2002 and is also a member of the Corporate Governance Committee. He is also a director of Cinergy Foundation. Mr. Cox is president and chief executive officer of Cox Financial Corp., Cincinnati, Ohio. He is also a member of the board of directors of Broadwing Inc., Long Staton Manufacturing Company, Touchstone Mutual Funds, and the Cincinnati branch of the Federal Reserve Bank of Cleveland. Mr. Cox holds a B.S. in political science and psychology from Xavier University.*

"IT IS VITAL THAT A **RESPONSIBLE** AND **TRANSPARENT** GOVERNANCE SYSTEM IS IN PLACE TO ENSURE AN APPROPRIATE FOCUS ON RELEVANT, MEANINGFUL INFORMATION AND ISSUES. CORPORATE GOVERNANCE IS ABOUT ADDRESSING THE NEEDS OF ALL OF OUR STAKEHOLDERS."

| *Dudley Taft, Corporate Governance Committee Chair*



CORPORATE GOVERNANCE COMMITTEE: PRACTICING GOOD GOVERNANCE

Dudley Taft has been a Cinergy director since 1994 and has served as chair of the Corporate Governance Committee since that time. By charter, this committee is made up entirely of independent outside directors, who identify and recommend individuals to be nominated to serve as directors, and who conduct the board's annual self-evaluation.

COMMITTED TO CONTINUOUS IMPROVEMENT

Established in 1994 with the merger of CG&E and PSI to form Cinergy, this committee has the important distinction and legacy of being one of the first corporate governance committees in the nation. As such, over the years, it has focused on progressively enhancing Cinergy's corporate governance processes and practices, work that has gained national independent recognition as highlighted in this report.

While the board of directors regarded itself as highly productive and functional with a keen understanding of Cinergy's businesses, it knew there was always room for improvement. Under Mr. Taft's leadership, this committee retained a leading consultant to independently evaluate the board composition and to assess strengths and weaknesses. This in-depth work resulted in a realignment of the board committees, improved practices for director recruitment, and a new director compensation program paid in both cash and stock.

The committee also developed Cinergy's new corporate governance guidelines as well as a code of business conduct and ethics for directors, officers and employees. This committee also researched the steps necessary to accelerate the termination of the company's shareholder rights' plan, which was viewed as an impediment to increasing shareholder value. The full board approved both of these items in August 2002.

STAKEHOLDER-FOCUSED CORPORATE GOVERNANCE

"It is vital that a responsible and transparent governance system is in place to ensure an appropriate focus on relevant, meaningful information and issues. Corporate governance is about addressing the needs of all of our stakeholders," Mr. Taft says. "It's the investors, yes, but it's more about creating value for our customers, our employees, our suppliers and the communities that we serve, as well as the environment. If we think about creating value for all of our stakeholders, we realize that every tough decision is a tradeoff. Finding the right balance for our stakeholders is what good governance is all about."

Dudley S. Taft, 62, *has been a Cinergy director since 1994 and served as a director of CG&E from 1985 to 1995. He has served as chair of the Corporate Governance Committee since 1994. He is also a member of the Executive Committee. Mr. Taft is president and chief executive officer of Taft Broadcasting Co., Cincinnati, Ohio. He is also a member of the board of directors of Fifth Third Bancorp, Tribune Company, The Union Central Life Insurance Company, and U.S. Playing Card Company. Mr. Taft holds a B.A. degree from Yale University and an L.L.B. degree from the University of Virginia Law School.*

"CINERGY'S DECISION TO EXPENSE STOCK OPTIONS REFLECTS OUR ONGOING **COMMITMENT** TO ENSURING THAT ALL COMPENSATION COSTS ARE CLEARLY RECORDED IN OUR FINANCIAL STATEMENTS." | *Michael Browning, Compensation Committee Chair*



COMPENSATION COMMITTEE:
PAY *for* PERFORMANCE

Michael Browning has been a Cinergy director since 1994 and has served as chair of the Compensation Committee since 1999. Under Mr. Browning's leadership, this committee evaluated, and in July 2002, through common sense argument, gained full board approval of expensing the cost of employee stock option grants, beginning with the 2003 grant cycle. Cinergy was the fourth company and the first utility company in the United States to take this action.

In addition, the committee recommended a policy prohibiting executive officers and directors from selling common stock acquired by exercising options until 90 days after they leave the company or board.

WHY WE ARE EXPENSING STOCK OPTIONS

"Cinergy's decision to expense stock options reflects our ongoing commitment to ensuring that all compensation costs are clearly recorded in our financial statements," Mr. Browning says. "Additionally, in making this change, we have taken the necessary steps to ensure that our financial statements and disclosures are clear in the presentation of stock options as an expense."

Under Mr. Browning's leadership, this committee began the year by recommending that the company's standard, one-size-fits-all retirement program be redesigned. In late 2002, employees were given the choice to participate in one of two new cash balance retirement programs. The new programs offer employees more flexibility and a choice of retirement plans that are more in line with our competitors' and peers'.

TIGHTLY LINKING PAY TO PERFORMANCE

This committee also established objective individual incentive compensation goals for covered employees that more directly link with the company's core strategies (highlighted on page 2). In addition, the full board approved restatements of the annual incentive program (AIP) and the long-term incentive program (LTIP), which were submitted to shareholders in May 2002.

In November 2002, this committee conducted a session to evaluate executive compensation governance best practices at some of the nation's leading corporations. During this session, the committee reviewed an updated charter, which incorporated the latest in governance developments in this area. The charter was subsequently approved by the full board in December 2002.

Michael G. Browning, 56, *has been a Cinergy director since 1994 and a director of PSI since 1990. He has served as chair of the Compensation Committee since 1999 and is also a member of the Corporate Governance and Executive Committees. Mr. Browning is chairman and president of Browning Investments Inc., Indianapolis, Ind., which is engaged in real estate development. His prior corporate board memberships include Conseco Inc., NBD Indiana Inc., MC Equities Inc., and Emmis Broadcasting. Mr. Browning holds a B.S. degree in business administration from the University of Notre Dame.*

"WE STAY ON THE PATH OF MARKET **INTEGRITY** AND **INVESTOR PROTECTION** IN VIRTUALLY EVERYTHING WE DO. THAT'S WHAT DRIVES US." | *Mary Schapiro, Audit Committee Chair*



AUDIT COMMITTEE:

FINANCIAL TRANSPARENCY

Mary Schapiro has served as chair of the Audit Committee since May 2002. In January, the committee and management decided to transition Cinergy's internal audit work to PricewaterhouseCoopers (PwC) in recognition of a desire for separation between the internal and external auditors. In March, senior management received a list of 42 detailed questions concerning the company's auditing practices and processes from Ms. Schapiro, incoming committee chair. In response, answers were compiled and distributed to the full board to drive an improved understanding of the auditing process.

In April, the committee recommended to the board the replacement of Arthur Andersen LLP as independent auditors with Deloitte & Touche LLP (D&T) — an action the board subsequently took in April. Additionally, and under Ms. Schapiro's leadership, the committee developed a well-defined scope of work for D&T.

IMPLEMENTING BEST PRACTICES

In May, the committee held a best practices session led by Harvard University professors to analyze the roles and responsibilities of the committee, in concert with the roles of the internal and independent auditors. This work led to the development of a list of action items to implement throughout the year. The committee also conducted a comprehensive and in-depth review of Cinergy's off-balance sheet exposures, which were found to be within Cinergy's acceptable risk tolerances.

Under Ms. Schapiro's leadership, the committee met nine times in 2002 (versus three in 2001). Among actions taken, she led the full committee in reviewing earnings statements with management and the internal and independent auditors prior to release; discussing the process for the new CEO/CFO certifications required under The Sarbanes-Oxley Act of 2002; and holding private committee meetings with PwC and D&T at the conclusion of each live meeting.

ANTICIPATING RULE CHANGES

In the fourth quarter of 2002, the committee reviewed and recommended approval of a new charter. Though it recognized its charter would change as rule proposals were finalized, the committee believed it was important to be out in front of these changes. The committee began a process of mapping out its work for the following year and, no doubt, the pace will pick up even more in 2003. "We stay on the path of market integrity and investor protection in virtually everything we do. That's what drives us," Ms. Schapiro says.

Mary L. Schapiro, 47, *has been a Cinergy director since 1999 and was elected chair of the Audit Committee in May 2002. She also serves on the Public Policy Committee and is a director of Cinergy Foundation. Ms. Schapiro is vice chairman of NASD, Washington, D.C., which is responsible for the regulation of all member brokerage firms and individual registered representatives as well as oversight of The NASDAQ Stock Market Inc. Before that, she served as chair of the Commodity Futures Trading Commission (CFTC) from 1994-1996, and from 1988 to 1994, she served as commissioner of the Securities and Exchange Commission (SEC). Ms. Schapiro holds a bachelor's degree from Franklin & Marshall College, and she received her J.D. degree from George Washington University.*

"CINERGY IS STRONG COMPARED TO ITS COMPETITORS AND PEERS. IT IS COMMITTED TO BEING A **LOW-COST LEADER** AND TO MAINTAINING ITS LOW-RISK PROFILE. IT HAS EARNINGS AND FINANCIAL STABILITY, **A SOLID GROWTH STRATEGY,** A SAFE DIVIDEND AND IT IS BEING RECOGNIZED FOR BEING A **CORPORATE GOVERNANCE LEADER.**"

| *Tom Petry, Member of the Executive and Compensation Committees*



EXECUTIVE COMMITTEE:

ENSURING EXECUTION

Tom Petry has been a Cinergy director since 1994 and serves on the Compensation and Executive Committees. The Executive Committee had a busy year taking actions to further strengthen Cinergy's already strong balance sheet, enhance corporation-wide risk management capabilities and sharpen the company's focus on its core businesses: regulated operations and energy merchant.

CINERGY'S DISTINGUISHING FACTORS

"Cinergy is strong compared to its competitors and peers. It is committed to being a low-cost leader and to maintaining its low-risk profile. It has earnings and financial stability, a solid growth strategy, a safe dividend and has long been recognized for being a corporate governance leader," says Mr. Petry, who is using his extensive prior experience as chairman and CEO of a publicly traded company and memberships on other corporate boards to help guide this committee's agenda.

A committee priority was the preservation of Cinergy's credit quality. As a result of management's extensive efforts to drive an understanding of Cinergy's solid business model and low-risk profile with all of the major credit ratings agencies, in 2002, Cinergy's credit ratings were affirmed and stable outlooks were assigned. Another committee priority was the development of an enterprise risk-management framework, including the hiring of a chief risk officer.

OPERATIONAL EXCELLENCE AND COST LEADERSHIP

To further strengthen Cinergy's already strong balance sheet, the committee reviewed management's recommendations to improve the company's cost leadership position in the industry. This review included the creation of a shared services organization to improve routine service-delivery processes and the use of new technologies to improve supply chain and financial accounting systems. One goal is to have Cinergy rank in the top 25 percent of companies in the utility industry for cost leadership in administrative and general expenses over the next 18 months.

Cinergy has been much less affected than our peers by the headlines and events that have impacted utility company stock prices. Even so, price movements of the entire sector can still affect our stock price. To help mitigate stock price volatility, the committee is leveraging Cinergy's current strength in the utility industry with a strategy to attract more traditional investors focused on long-term growth, consistent dividend yields and earnings performance.

Thomas E. Petry, 63, *has been a Cinergy director since 1994 and a director of CG&E from 1986 to 1995. He serves on the Compensation and Executive Committees. Mr. Petry served as chairman of the board and chief executive officer of Eagle-Picher Industries Inc., a diversified manufacturer of industrial and automotive products in Cincinnati, Ohio, until his retirement in 1998. He also serves as a director of The Union Central Life Insurance Company and of U.S. Bancorp. Mr. Petry holds an M.B.A. degree from the Harvard Graduate School of Business and a B.S. degree in mechanical engineering from University of Cincinnati.*



"WHEN YOU LOOK AT WHERE WE'VE BEEN SINCE THE CG&E AND PSI MERGER IN 1994 AND WHAT WE HAVE ACCOMPLISHED SINCE THEN, THAT CONTEXT AND HARD WORK ILLUSTRATE WHY WE NOW FIND OURSELVES WITH **THE RIGHT BUSINESS MODEL, THE RIGHT MISSION** TO CREATE VALUE FOR OUR STAKEHOLDERS, **THE RIGHT TACTICAL PLANS**, AND **THE RIGHT PEOPLE** TO EXECUTE THEM."

| *George Juilfs, Member of the Compensation and Public Policy Committees*

STRATEGY FOCUS:

A BUSINESS MODEL *that* WORKS

George Juilfs has been a Cinergy director since 1994 and is a member of the Compensation and Public Policy Committees. He uses his experience as president and CEO of a large Cincinnati-based manufacturing company to help his fellow Cinergy board members articulate Cinergy's strategy and business model.

LEARNING FROM THE PAST, POSITIONED FOR THE FUTURE

"When you look at where we've been since the CG&E and PSI merger in 1994 and what we have accomplished since then, that context and hard work illustrate why we now find ourselves with the right business model, the right mission to create value for our stakeholders, the right tactical plans, and the right people to execute them," Mr. Juilfs says.

He notes that from 1995-1996, Cinergy delivered on what it promised and had one of the highest *market-to-book ratios* in the industry. By harvesting the merger and re-engineering savings, the company achieved more than 10 percent earnings growth and its credit ratings were upgraded. The company then organized into four business units to reduce costs, better understand emerging markets and prepare for a deregulated world.

From 1996-1999, Cinergy built several growth platforms, including negotiating the Ohio restructuring legislation and navigating one of the most volatile energy markets in history. To find growth opportunities in the non-regulated energy segment, the company developed initiatives in the energy merchant, international, technology and energy services areas. By 1998, Cinergy had sold or shut down many of these ventures, while maintaining investments in a select few — cogeneration, infrastructure services, and new technologies — all the while making significant capital investments in its regulated and energy merchant operations.

In the energy merchant business, the company's most challenging years were 1998 and 1999, two years that saw huge and unexpected price swings in the wholesale power market. These experiences galvanized the company's resolve to commit itself to this business with a new focus and strategy.

THE RIGHT BUSINESS MODEL AT THE RIGHT TIME

"The lessons learned over the last several years led to the development and emergence in 2000 of the current balanced integrated portfolio model," Mr. Juilfs says. "This strategy has allowed the company to avoid the recent missteps of many of its competitors and peers who focused on single and highly speculative value propositions."

__George C. Juilfs, 63,__ has been a Cinergy director since 1994 and a director of CG&E from 1980 to 1995. He serves on the Compensation and Public Policy Committees. He is also a director of Cinergy Foundation. Mr. Juilfs is chairman and CEO of SENCORP, Newport, Ky., a private holding company, international in scope, with subsidiaries that manufacture and market powered fastening systems and commercialize health care technologies. He is also the past chairman of the board of directors of the Cincinnati branch of the Federal Reserve Bank of Cleveland. Mr. Juilfs attended the University of Cincinnati College of Business Administration.

"SHAREHOLDERS AND MANAGEMENT RELY ON DIRECTORS TO ASK CONSTRUCTIVE, PROBING QUESTIONS. IT'S UP TO US TO ENCOURAGE OUR FELLOW DIRECTORS TO **VOLUNTEER DIFFERENT VIEWPOINTS** AND **LISTEN** WITH AN OPEN MIND TO OTHERS, ENGAGING IN A HEALTHY DISCUSSION OF THE COMPANY, ITS TRACK RECORD, THE INDUSTRY AND THE WAY FORWARD." | *Jack Schiff Jr., Member of the Audit and Compensation Committees*



CONSTRUCTIVE DISCUSSION:

DIRECTOR STEWARDSHIP

Jack Schiff has been a Cinergy director since 1994 and serves on the Audit and Compensation Committees. As chairman, president and CEO of a regional property casualty insurer and an experienced outside director for other public companies, he brings a unique perspective on how corporate boards should function, what the role of directors should be and what constitutes good corporate governance.

CONSTRUCTIVE, PROBING QUESTIONS

"Shareholders and management rely on directors to ask constructive, probing questions. It's up to us to encourage our fellow directors to volunteer different viewpoints and listen with an open mind to others, engaging in healthy discussion of the company, its track record, the industry, and the way forward," Mr. Schiff says. "As I participate in this process, I often draw on other board experiences which complement and directly relate to my current responsibilities as a Cinergy director. I'm thankful to the companies on whose boards I have served for the opportunities I've had to gain years of accumulated knowledge about these publicly held businesses and then apply that knowledge to my current board stewardship."

Consistent with this thinking, Mr. Schiff notes that Cinergy Chairman Jim Rogers informs board members about commentaries from the financial community and regularly brings in industry experts, CEOs of competing companies, and federal and state regulators, so that the board has the benefit of many insights as they consider Cinergy's future course.

A WIDE RANGE OF INDEPENDENT VIEWPOINTS

"On the Cinergy board, constructive discussion is consistently and actively encouraged, and directors are exposed to a wide range of independent points of view," he says. "Cinergy's management and board started down this road long before it became popular. Of course, our challenge is to continue this culture so that we are always open to improving our decision-making processes." Mr. Schiff notes that Cinergy's culture drives good director stewardship two ways:

01 | being clear about the role of the board and the goals of its meetings, and then supporting achievement of those goals by bringing together the right number of independent directors to contribute diverse perspectives, experience and expertise; and

02 | having directors who are genuinely interested in the company and who have a direct stake in its success. Cinergy compensates its directors for the significance of their insights and contributions as well as their time.

John J. (Jack) Schiff Jr., 59, *has been a Cinergy director since 1994 and a CG&E director from 1986 to 1995. He serves on the Audit and Compensation Committees. Mr. Schiff is the chairman, president and CEO of Cincinnati Financial Corporation and The Cincinnati Insurance Company, Cincinnati, Ohio. He is a member of the board of directors of two other local companies. Mr. Schiff holds a B.S. degree in risk and insurance from The Ohio State University.*

"CINERGY'S **PROACTIVE** AND **'NO SURPRISES' APPROACH** TO WORKING WITH FEDERAL, STATE AND LOCAL GOVERNMENTS AND REGULATORS HAS ENABLED THE CREATION OF UNIQUE, INNOVATIVE AND FLEXIBLE RATEMAKING AND COST-RECOVERY MECHANISMS THAT BENEFIT CUSTOMERS AND SHAREHOLDERS." | *Phil Sharp, Member of the Audit and Public Policy Committees*



CONSTRUCTIVE RELATIONSHIPS:
A MULTIPLE STAKEHOLDER APPROACH

Phil Sharp has been a Cinergy director since 1995 and serves on the Audit and Public Policy Committees. As a former U.S. Congressman representing Indiana's 2nd District for 20 years and a political science college professor, Mr. Sharp has a unique perspective and philosophy for managing and cultivating relationships at the federal, state and local level. These skills and insights have proved to be invaluable in building constructive relationships with lawmakers, elected officials and regulators.

CONSTRUCTIVE REGULATORY OUTCOMES

"Cinergy's proactive and 'no surprises' approach in working with federal, state and local governments and regulators has enabled the creation of unique, innovative and flexible ratemaking and cost-recovery mechanisms that benefit customers and shareholders," says Mr. Sharp. "Cinergy also has local managers located throughout its service territory. They serve as customer, community and economic-development representatives ensuring local needs are addressed on a face-to-face basis."

As a result, the company has had great successes in the regulatory arena, and ironically, in a period of deregulation, Cinergy has achieved its greatest regulatory achievements, which help mitigate political risk and drive cash flow to create shareholder value.

This stability was important late last year when Indiana state regulators approved the transfer of two of Cinergy's unregulated merchant peaking plants to PSI, to ensure a reliable supply of electricity for PSI customers.

A COMMUNITY-CENTERED APPROACH

PSI also filed for a rate increase in Indiana, and one of the recovery items is for environmental compliance. With our constructive regulatory viewpoint, which takes into consideration the importance of economic development in the communities we serve, even if the full rate amount were to be approved, PSI's rates will still be some of the lowest in the Midwest and nation.

Cinergy's no surprises approach also helps the company as state legislatures tackle utility oversight measures and new standards for service reliability, especially as federal regulators redesign the way high-voltage electric power is transmitted throughout the Midwest and nation. Cinergy's proactive stance in maintaining constructive relationships also helps it anticipate lawmakers' next moves in the national debate over comprehensive energy and environmental legislation.

Philip R. Sharp, 60, *has been a Cinergy director since 1995 and serves on the Audit and Public Policy Committees. He is also a director of Cinergy Foundation. He is a senior research fellow at the John F. Kennedy School of Government at Harvard University, Cambridge, Mass. He is a former member of the U.S. House of Representatives representing Indiana's 2nd Congressional District from 1975-1995 and was a ranking member of the House Energy and Commerce Committee. He is a member of the board of directors of the Electric Power Research Institute and a member of the National Commission on Energy Policy. He has served on the Energy Secretary's advisory board and as chairman of the Energy Secretary's Electric System Reliability Task Force. He holds B.S. and Ph.D. degrees from Georgetown University.*

EXECUTIVE MANAGEMENT TEAM



In order of appearance: James L. Turner, Michael J. Cyrus, James E. Rogers, Theodore R. Murphy II, R. Foster Duncan, Marc E. Manly, William J. Grealis, and Frederick J. Newton III

JAMES L. TURNER, 43
Executive vice president of Cinergy and chief executive officer of Regulated Businesses. Joined Cinergy in 1995.

MICHAEL J. CYRUS, 47
Executive vice president of Cinergy and chief executive officer of Energy Merchant. Joined Cinergy in 1998.

JAMES E. ROGERS, 55
Chairman of the board, president and chief executive officer. Joined PSI in 1988.

THEODORE R. MURPHY II, 45
Senior vice president and chief risk officer. Joined Cinergy in 2002.

R. FOSTER DUNCAN, 48
Executive vice president and chief financial officer. Joined Cinergy in 2001.

MARC E. MANLY, 51
Executive vice president, chief legal officer and assistant secretary of Cinergy and PSI. Joined Cinergy in 2002.

WILLIAM J. GREALIS, 57
Executive vice president. Joined Cinergy in 1995.

FREDERICK J. NEWTON III, 47
Executive vice president and chief administrative officer. Joined Cinergy in 2002.

EXECUTIVE OFFICERS

JAMES E. ROGERS, 55
Chairman of the board, president and chief executive officer. Joined PSI in 1988.

WENDY L. AUMILLER, 51
Treasurer. Joined CG&E in 1980.

JOHN BRYANT, 56
Vice president of Cinergy and president of Cinergy Global Resources. Joined Cinergy in 1998.

MICHAEL J. CYRUS, 47
Executive vice president of Cinergy and chief executive officer of Energy Merchant. Joined Cinergy in 1998.

R. FOSTER DUNCAN, 48
Executive vice president and chief financial officer. Joined Cinergy in 2001.

DOUGLAS F. ESAMANN, 45
President, PSI. Joined PSI in 1979.

GREGORY C. FICKE, 50
President, CG&E. Joined CG&E in 1978.

BENNETT L. GAINES, 49
Vice president and chief technology officer. Joined Cinergy in 2003.

WILLIAM J. GREALIS, 57
Executive vice president. Joined Cinergy in 1995.

J. JOSEPH HALE JR., 53
Vice president, corporate communications, and president, Cinergy Foundation. Joined PSI in 1992.

M. STEPHEN HARKNESS, 54
Vice president of Cinergy and chief operations & financial officer of Energy Merchant. Joined PSI in 1970.

JULIA S. JANSON, 38
Corporate secretary. Joined CG&E in 1987.

MARC E. MANLY, 51
Executive vice president, chief legal officer and assistant secretary of Cinergy and PSI. Joined Cinergy in 2002.

THEODORE R. MURPHY II, 45
Senior vice president and chief risk officer. Joined Cinergy in 2002.

FREDERICK J. NEWTON III, 47
Executive vice president and chief administrative officer. Joined Cinergy in 2002.

RONALD R. REISING, 42
Vice president, finance. Joined Cinergy in 2002.

BERNARD F. ROBERTS, 50
Vice president and comptroller. Joined PSI in 1974.

JAMES L. TURNER, 43
Executive vice president of Cinergy and chief executive officer of Regulated Businesses. Joined Cinergy in 1995.

TIMOTHY J. VERHAGEN, 56
Vice president, human resources. Joined Cinergy in 2001.

COMMITTEES *of the* BOARD *of* DIRECTORS

EXECUTIVE COMMITTEE
James E. Rogers*
Michael G. Browning
Thomas E. Petry
Dudley S. Taft

AUDIT COMMITTEE
Mary L. Schapiro*
John J. Schiff Jr.
Philip R. Sharp

COMPENSATION COMMITTEE
Michael G. Browning*
George C. Juilfs
Thomas E. Petry
John J. Schiff Jr.

CORPORATE GOVERNANCE COMMITTEE
Dudley S. Taft*
Michael G. Browning
Phillip R. Cox

PUBLIC POLICY COMMITTEE
Phillip R. Cox*
George C. Juilfs
Mary L. Schapiro
Philip R. Sharp

* *Committee Chair*

KEY METRICS *of our* LEADERSHIP TEAM

THE FOLLOWING METRICS ILLUSTRATE THE MIX OF TALENT AND EXPERIENCE AMONG OUR LEADERSHIP TEAM.

AGE



- 64% *40-50 Years of age*
- 36% *51-60 Years of age*

YEARS OF CINERGY SERVICE



- 52% *0-5 Years of service*
- 8% *6-10 Years of service*
- 40% *10+ Years of service*

INDUSTRY EXPERIENCE



- 60% *Members with careers primarily in the utility industry*
- 40% *Members with careers primarily outside the utility industry*

ADVANCED EDUCATION



- 80% *Members with advanced degrees*
- 20% *Members without advanced degrees*

A TRIBUTE *to* RETIRED DIRECTORS *and* EXECUTIVES

THOSE WHO CAME BEFORE US GOT US TO WHERE WE ARE TODAY...

We recognize three directors and five executives who retired in 2002 because these individuals played pivotal roles in growing PSI and CG&E, and in shaping Cinergy into the company that it is today.

Jack Randolph, our chairman emeritus, retired after 43 years of service to our companies. Jack joined CG&E in 1959 and held various management and executive posts, culminating in president and CEO in 1986 and chairman of the board in 1993.

Jack led CG&E through its 150th anniversary, and in 1991, the successful conversion of Zimmer Station from a planned nuclear plant to one of the cleanest and most efficient coal-fired plants in the nation — an action that saved CG&E ratepayers and shareholders millions of dollars. He was also the architect of the merger with PSI to form Cinergy. He then served as Cinergy chairman and CEO until 1995 and then as chairman of the board until 2000.

His support, valued counsel and many contributions to the company and board of directors are immeasurable and greatly appreciated, and we offer our most sincere thanks for all that he has given and accomplished in his remarkable career.

John Hillenbrand and Jim Baker retired from our board. A devoted business, community and political leader, John had served on the PSI board since 1985 and chaired our Public Policy Committee since it was formed in 1986. Our stakeholder approach and corporate and social responsibility activities, as well as our leadership on the environment, are really the result of John's insights into these areas, which formed the foundation for our current focus on sustainability.

Jim Baker joined the PSI board in 1986 and chaired our Finance Committee, which became our Audit Committee with the formation of Cinergy in 1994. As a former chairman and CEO with a global perspective, Jim devoted the better part of his life to promoting the value of business ethics, including authoring a book on the topic. We're grateful for Jim's devotion to our board and his leadership of our Audit Committee, which 16 years ago adopted the highest standards and ethics to ensure integrity, honesty and openness in our financial dealings.

Larry Thomas, vice chairman of PSI, retired after 35 years with our companies. He began his career in 1967 as a customer service trainee in Columbus, Ind., and worked his way up to a variety of staff positions — accountant, auditor, district manager and area manager. His executive experience included senior vice president and chief operations officer, president of the Energy Delivery business unit, and CEO of the Power Technology and Infrastructure Services business unit (where he led the creation of our venture capital group), and most recently vice chairman of PSI.

Jerry Vennemann, vice president, general counsel and assistant secretary since 2000, retired after 24 years with CG&E and Cinergy. Jerry joined the Legal Department of CG&E in 1979 and had legal affairs responsibilities for corporate, finance, and mergers and acquisitions. His counsel and advice during this period of growth for our companies is greatly appreciated.

Chuck Winger, vice president of corporate development, retired after 22 years with our companies. He joined PSI in 1980 in the finance area and ultimately rose to vice president and chief financial officer. In 2000, he served concurrently as acting chief financial officer and vice president of corporate development. He truly set the standard for excellence in our financial operations.

Don Ingle retired as president of Power Technology and Infrastructure Services, a portfolio of nonregulated energy services companies. Don joined Cinergy in 1995 as a contract consultant and helped the company "explore the frontier." He led the team that built the $29 million district cooling business that generates and delivers chilled water to air condition downtown Cincinnati buildings. He also served as president of the Energy Services business unit.

Paul King, executive vice president of power operations, retired after 37 years with CG&E and Cinergy. Paul began his career in 1965 as a co-op employee at Miami Fort Generating Station. Key positions he held included station manager of Zimmer Station, where he oversaw the building of the plant and its successful conversion from nuclear to coal, and vice president of power operations and fuels. Paul is a major reason the Cinergy generating fleet enjoys the national reputation for operational excellence that it has today.

Keeping Cinergy successful is something these eight individuals took personally. Their commitment and dedication set the examples by which all of us should learn and live.

FINANCIAL TABLE *of* CONTENTS

38 CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

39 REVIEW OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

65 CONSOLIDATED STATEMENTS OF INCOME

66 CONSOLIDATED BALANCE SHEETS

68 CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK EQUITY

69 CONSOLIDATED STATEMENTS OF CASH FLOWS

70 CONSOLIDATED STATEMENTS OF CAPITALIZATION

73 RESPONSIBILITY FOR FINANCIAL STATEMENTS

73 INDEPENDENT AUDITORS' REPORT

NOTES TO FINANCIAL STATEMENTS

74 NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

82 NOTE 2: COMMON STOCK

86 NOTE 3: PREFERRED TRUST SECURITIES

86 NOTE 4: LONG-TERM DEBT

87 NOTE 5: NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS

89 NOTE 6: SALES OF ACCOUNTS RECEIVABLE

90 NOTE 7: LEASES

90 NOTE 8: FINANCIAL INSTRUMENTS

92 NOTE 9: PENSION AND OTHER POSTRETIREMENT BENEFITS

94 NOTE 10: INCOME TAXES

95 NOTE 11: COMMITMENTS AND CONTINGENCIES

100 NOTE 12: JOINTLY-OWNED PLANT

101 NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)

102 NOTE 14: EFFECTS OF A CHANGE IN ACCOUNTING PRINCIPLE

102 NOTE 15: MONETIZATION OF NON-CORE INVESTMENTS

103 NOTE 16: FINANCIAL INFORMATION BY BUSINESS SEGMENT

106 NOTE 17: EARNINGS PER COMMON SHARE

107 NOTE 18: OHIO DEREGULATION

108 NOTE 19: COMPREHENSIVE INCOME

109 NOTE 20: SUBSEQUENT EVENTS

110 ELEVEN YEAR STATISTICAL SUMMARY

Financing Activities

Our financing activities provided cash inflows of $3 million, $867 million, and $161 million for the years ended December 31, 2002, 2001, and 2000, respectively. For the year ended December 31, 2002, our net cash provided by financing activities decreased, as compared to 2001. This decrease was primarily due to the net proceeds received in 2001 from the issuance of *Preferred trust securities* and from new debt issuances, which were used to fund the purchase of new peaking generation facilities and environmental compliance expenditures. The payment of common stock dividends and the repayment of both long- and short-term debt reduced cash proceeds recognized in 2002 from the issuances of common stock and new long-term debt.

For the year ended December 31, 2001, our cash provided by financing activities increased, as compared to 2000, primarily due to the net proceeds from the issuance of *Preferred trust securities* and proceeds from debt issuances to fund the purchase of new generating facilities and environmental compliance expenditures.

Investing Activities

Our cash flows used in investing activities were $889 million, $1.6 billion, and $782 million for the years ended December 31, 2002, 2001, and 2000, respectively. For the year ended December 31, 2002, our net cash used in investing activities decreased, as compared to 2001. This decrease was primarily the result of our 2001 acquisition of peaking generation facilities, increased capital expenditures related to environmental compliance programs, and other non-core investments. Proceeds from the sale of certain non-core investments in 2002, were offset by expenditures for our operating companies' capital programs, including ongoing environmental compliance, additional investments in cogeneration projects, and capital expenditures related to the purchase of a synthetic fuel production facility.

Our net cash used in investing activities increased in 2001, as compared to 2000, as a result of an increase in capital expenditures related to environmental compliance projects and the acquisition of additional peaking generation facilities.

CAPITAL REQUIREMENTS

Actual construction and other committed expenditures (including capitalized financing costs) for 2002 were $988 million. Our forecasted construction and other committed expenditures (in nominal dollars) are $759 million for the year 2003 and $3.1 billion for the five-year period 2003-2007.

This forecast includes an estimate of expenditures in accordance with our plans regarding Nitrogen Oxide (NO_X) emission control standards and other environmental compliance (excluding implementation of the tentative U.S. Environmental Protection Agency (EPA) Agreement), as discussed in Note 11(f) of the Notes to Financial Statements. In 2002, we spent $259 million for NO_X and other environmental compliance projects. Forecasted expenditures for NO_X and other environmental compliance projects (in nominal dollars) are approximately $200 million for 2003 and $440 million for the 2003-2007 period. All forecasted amounts and the underlying assumptions are subject to risks and uncertainties as disclosed in the Cautionary Statements Regarding Forward-Looking Information.

Environmental Commitment and Contingency Issues

EPA Agreement On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle with the United States, three northeast states, and two environmental groups for a negotiated resolution of Clean Air Act (CAA) Amendments claims and other related matters brought against coal-fired power plants owned and operated by Cinergy's operating companies. The estimated cost for capital expenditures associated with this settlement is expected to be approximately $700 million. These capital expenditures are in addition to ongoing efforts to maintain and enhance emissions control equipment at our power plants. See Note 11(f) of the Notes to Financial Statements for a discussion of the agreement in principle and related environmental issues.

Manufactured Gas Plant (MGP) Sites In November 1998, PSI entered into a Site Participation and Cost Sharing Agreement with Northern Indiana Public Service Company and Indiana Gas Company, Inc. related to contamination at MGP sites, which PSI or its predecessors previously owned. Until investigation and remediation activities have been completed on the sites, we are unable to reasonably estimate the total cost and impact on our financial position or results of operations. In relation to the MGP claims, PSI also filed suit against its general liability insurance carriers. Subsequently, PSI sought a declaratory judgment to obligate its insurance carriers to (1) defend MGP claims against PSI, or (2) pay PSI's costs of defense and compensate PSI for its costs of investigating, preventing, mitigating, and remediating damage to property and paying claims related to MGP sites. At the present time, we cannot predict the outcome of this litigation. See Note 11(g) of the Notes to Financial Statements for further information on MGP sites.

Ambient Air Standards In 1997, the EPA revised the National Ambient Air Quality Standards (NAAQS) for ozone and fine particulate matter. State ozone non-attainment area designations are due to the EPA in April 2003. Fine particulate non-attainment designations are expected in the 2004-2006 timeframe. Fine particulate matter refers to very small solid or liquid particles in the air. Following identification of non-attainment areas, each individual state will identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the CAA, individual states have up to 12 years from the date of designation to secure emissions reductions from sources contributing to the problem.

We may face further reductions of NO_X, sulfur dioxide (SO_2), and particulate emissions due to the implementation of the fine particulate matter and 8-hour ozone NAAQS as required by the EPA. However, we cannot predict the exact amount and timing of these reductions at this time. Nonetheless, we expect that compliance costs with these new standards will be significant.

Regional Haze The EPA published the final regional haze rule on July 1, 1999. This rule established planning and emission reduction timelines for states to use to improve visibility in national parks throughout the U.S. The ultimate effect of the new regional haze rule could be requirements for (1) newer and cleaner technologies and additional controls on particulates emissions, and (2) reductions in SO_2 and NO_X emissions from utility sources. If more utility emissions reductions are required, the compliance cost could be significant. In August 1999, several industry groups (some of which we are a member) filed a challenge to the regional haze rule with the U.S. Circuit Court of Appeals for the District of Columbia (Court of Appeals). On May 24, 2002, the Court of Appeals set aside a portion of the EPA's rule, holding that the rule improperly forced states to require emissions controls without adequate consideration of an individual source's impact on visibility impairment. We currently cannot predict the timing or outcome of the EPA's response to the Court of Appeals' ruling.

In July 2001, the EPA proposed guidance to implement portions of the regional haze rule. This guidance recommends that states require widespread installation of scrubbers to reduce SO_2 emissions. We currently cannot determine whether or how the EPA will modify the scope of this guidance, or whether the states in which we operate will adopt the EPA's proposed guidance.

Global Climate Change In December 1997, delegates to the United Nations' climate summit in Japan adopted an agreement, the Kyoto Protocol (Protocol), to address global warming. The Protocol establishes legally binding greenhouse gas emission (man-made pollutants thought to be artificially warming the earth's atmosphere) targets for developed nations. On November 12, 1998, the U.S. signed the Protocol; however, it will not be effective in the U.S. until it is approved by a two-thirds vote of the U.S. Senate, which we currently believe is unlikely, as the Bush Administration is opposed to the Protocol and has not submitted it to the Senate for ratification.

A total of 108 nations, including the European Union, Japan, and Canada have ratified the Protocol. If the Protocol goes into effect, we do not anticipate that our operations will be impacted so long as the U.S. remains outside the Protocol agreement. In addition, there are still major uncertainties concerning the Protocol including how the Protocol will be implemented, the level and timing of greenhouse gas emissions reductions, the extent to which greenhouse gas trading would be allowed, and whether companies would be allowed to comply with emission reduction requirements through agricultural, geologic, or oceanic sequestration, or through projects in the U.S. and abroad to reduce other greenhouse gas emissions (such as methane). Because of these uncertainties, we cannot, at this time, identify specific impacts of the Protocol on our operations, even if the U.S. should change its course and ratify the Protocol.

In February 2002, the Bush Administration announced a voluntary global climate change initiative that calls for industries to undertake voluntary activities to reduce the intensity of greenhouse gas emissions. The Bush Administration initiative also called for increased funding of scientific research and for increased research and development. In response to President Bush's call for industries to take voluntary actions, we signed a commitment with the EPA to participate in its Climate Leaders program. As a participant, we are committed to conducting an annual inventory of our corporate greenhouse gas emissions, to developing a greenhouse gas emission reduction goal, and to reporting annually on our corporate-wide greenhouse gas emissions and our progress toward achieving our greenhouse gas reduction goal.

Our plan for managing the potential risk and uncertainty of regulations relating to climate change includes the following:

- implementing cost-effective greenhouse gas emission reduction and offsetting activities;
- funding research of more efficient and alternative electric generating technologies;
- funding research to better understand the causes and consequences of climate change;
- encouraging a global discussion of the issues and how best to manage them; and
- advocating comprehensive legislation for fossil-fired power plants.

Air Toxics Regulation On December 14, 2000, the EPA made a determination that additional regulation of mercury emissions from coal-fired power plants was appropriate. It is currently developing a Maximum Achievable Control Technology (MACT) standard for mercury. Although the issue is highly uncertain, there is some possibility that the EPA may also seek to establish MACT standards for other pollutants such as acid gases, metals, and organics. The EPA is expected to issue draft regulations in December 2003, and final rules by December 2004, with reductions required as soon as December 2007. We currently cannot predict the outcome or costs relating to the EPA's determination and subsequent regulation.

At this time, we cannot predict the exact mercury target that the EPA will finalize nor the specific compliance timing. In addition, the form of the standard and the availability of flexibility mechanisms is also not yet known. Nonetheless, we have analyzed various mercury MACT regulatory scenarios and have initially estimated total capital compliance costs of between $500 million and $700 million for mercury emissions control equipment. This range corresponds to an emissions reduction target between 50 and 90 percent per power plant.

Asbestos Claims Litigation CG&E and PSI have been named in lawsuits related to Asbestos at their electric generating stations. In these lawsuits, plaintiffs claim to have been exposed to Asbestos containing products in the course of their work at the CG&E and PSI generating stations. The plaintiffs further claim that, as the property owner of the generating stations, CG&E and PSI should be held liable for their injuries and illnesses based on an alleged duty to warn and protect them from any Asbestos exposure. A majority of the lawsuits to date have been brought against PSI. The impact on our financial position or results of operations of these cases to date has not been material. See Note 11(h) of the Notes to Financial Statements for a discussion of Asbestos claims and related cases.

Pensions

We maintain qualified defined benefit pension plans covering substantially all of our U.S. employees meeting certain minimum age and service requirements. Plan assets consist of investments in equity and fixed income securities. Funding for the qualified defined benefit pension plans is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended. Due to the decline in market value of the investment portfolio over the last few years, assets held in trust to satisfy plan obligations have decreased. Additionally, recent decreases in long-term interest rates have the effect of increasing the measured liability for funding purposes. As a result of these events, future funding obligations could increase substantially. Based on preliminary estimates, we expect to fund approximately $33 million for the calendar year 2003. Contributions for the calendar year 2002 were $4 million.

Other Investing Activities

Our ability to invest in growth initiatives is limited by certain legal and regulatory requirements, including the PUHCA. The PUHCA limits the types of non-utility businesses in which Cinergy and other registered holding companies under PUHCA can invest as well as the amount of capital that can be invested in permissible non-utility businesses. Also, the timing and amount of investments in the non-utility businesses is dependent on the development and favorable evaluations of opportunities. Under the PUHCA restrictions, we are allowed to invest or commit to invest in certain non-utility businesses, including:

1. Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO) An EWG is an entity, certified by the Federal Energy Regulatory Commission (FERC), devoted exclusively to owning and/or operating, and selling power from one or more electric generating facilities. An EWG whose generating facilities are located in the U.S. is limited to making only wholesale sales of electricity.

A FUCO is a company all of whose utility assets and operations are located outside the U.S. and which are used for the generation, transmission, or distribution of electric energy for sale at retail or wholesale, or the distribution of gas at retail. A FUCO may not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of gas at retail within the U.S. An entity claiming status as a FUCO must provide notification thereof to the SEC under PUHCA.

In May 2001, the SEC issued an order under PUHCA authorizing Cinergy to invest (including by way of guarantees) an aggregate amount in EWGs and FUCOs equal to the sum of (1) our average consolidated retained earnings from time to time plus (2) $2 billion. As of December 31, 2002, we had invested or committed to invest $1.2 billion in EWGs and FUCOs, leaving available investment capacity under the May 2001 order of $2.1 billion.

2. Qualifying Facilities and Energy-Related Non-Utility Entities SEC regulations under the PUHCA permit Cinergy and other registered holding companies to invest and/or guarantee an amount equal to 15 percent of consolidated capitalization (consolidated capitalization is the sum of *Notes payable and other short-term obligations*, *Long-term debt* (including amounts due within one year), *Preferred Trust Securities*, *Cumulative Preferred Stock of Subsidiaries*, and total *Common Stock Equity*) in domestic qualifying cogeneration and small power production plants (qualifying facilities) and certain other domestic energy-related non-utility entities. At December 31, 2002, we had invested and/or guaranteed approximately $0.7 billion of the $1.3 billion available.

Contractual Cash Obligations

The following table presents our significant contractual cash obligations:

	Payments Due						
(in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Notes payable and other short-term obligations	$ 521	$ –	$ –	$ –	$ –	$ 147[1]	$ 668
Lease obligations	47	37	30	26	23	74	237
Long-term debt (including amounts due within one year)	191	815	204[2][3]	335	374	2,351	4,270
Preferred trust securities	7	8	2	–	316	–	333
Fuel purchase contracts	562	510	455	502	293	1,523	3,845
Power purchase contracts[4]	2,313	577	254	148	88	246	3,626
Total	$3,641	$1,947	$945	$1,011	$1,094	$4,341	$12,979

(1) Includes Variable Rate Pollution Control Notes depicted according to scheduled maturities, which the holders have the right to have redeemed on any business day, with the remainder being redeemable annually. See Variable Rate Pollution Control Notes.

(2) Includes 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate resets on August 1, 2005.

(3) Includes 6.90% Debentures due June 1, 2025, reflected as maturing in 2005, as the debentures are putable to CG&E at the option of the holders on June 1, 2005.

(4) Firm commitments are disclosed on a gross basis and are not netted against firm sales with like counterparties for purposes of this disclosure.

Guarantees

We are subject to an SEC order under the PUHCA, which limits the amounts Cinergy Corp. can have outstanding under guarantees at any one time to $2 billion. As of December 31, 2002, we had $526 million outstanding under the guarantees issued, of which approximately 88 percent represents guarantees of obligations reflected on our Consolidated Balance Sheets. The amount outstanding represents Cinergy Corp.'s guarantees of liabilities and commitments of its consolidated subsidiaries, unconsolidated subsidiaries, and joint ventures. See Note 11(b) of the Notes to Financial Statements for a discussion of guarantees in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires disclosure of maximum potential liabilities for guarantees issued on behalf of unconsolidated subsidiaries and joint ventures and under indemnification clauses in various contracts. The FIN 45 disclosure is different from the PUHCA restrictions in that it requires a calculation of maximum potential liability, rather than actual amounts outstanding; it excludes guarantees issued by consolidated subsidiaries; and it includes potential liabilities under indemnification clauses.

Collateral Requirements

Cinergy has certain contracts in place, primarily with trading counterparties, that require the issuance of collateral in the event our debt ratings are downgraded below investment grade. Based upon our December 31, 2002 trading portfolio, if such an event were to occur, we would be required to issue up to approximately $69 million in collateral related to our gas and power trading operations.

CAPITAL RESOURCES

Cinergy meets current and future capital requirements through:

- internally generated funds;
- cash and cash equivalents on hand ($221 million as of December 31, 2002);
- issuance of debt and equity securities;
- bank financing under new and existing facilities; and
- monetization of assets.

We believe that we have adequate financial resources to meet our future needs.

Notes Payable and Other Short-term Obligations

We are required to secure authority to issue short-term debt from the SEC under the PUHCA and the state utility commission of Ohio. The SEC under the PUHCA regulates the issuance of short-term debt by Cinergy Corp., PSI, and ULH&P. The PUCO has regulatory jurisdiction over the issuance of short-term debt by CG&E.

Cinergy Corp.'s short-term borrowing consists primarily of unsecured revolving lines of credit and the sale of commercial paper. Cinergy Corp.'s $1 billion credit facilities and $800 million commercial paper program also support the short-term borrowing needs of our operating companies. In addition, we maintain uncommitted lines of credit. These facilities are not firm sources of capital but rather informal agreements to lend money, subject to availability with pricing determined at the time of advance. A summary of our outstanding short-term borrowings, including variable rate pollution control bonds is as follows:

Short-term Borrowings as of December 31, 2002

(in millions)	Established Lines	Outstanding	Unused	Standby Liquidity[1]	Available Revolving Lines of Credit
Cinergy Corp.					
Revolving lines	$1,000	$ 25	$975	$481	$494
Uncommitted lines	65	–	65		
Commercial paper[2]	800	473	327		
Operating companies					
Uncommitted lines	75	–	75		
Pollution control notes		147			
Non-regulated subsidiaries					
Revolving lines	7	1	6		6
Short-term debt	22	22	–		
Total		$668			$500

(1) Standby liquidity is reserved against the revolving lines to support the commercial paper program and outstanding letters of credit (currently $473 million and $8 million, respectively.)

(2) The commercial paper program is supported by Cinergy Corp.'s revolving lines.

Our short-term regulatory authority at December 31, 2002, was as follows:

(in millions)	Authority	Outstanding
Cinergy Corp.	$5,000	$498
Operating companies	1,271	147

Cinergy Corp., under the PUHCA, was granted approval to increase total capitalization (which excludes *Retained earnings* and *Accumulated other comprehensive income (loss)*) by $5 billion. Outside this requirement, Cinergy Corp. is not subject to specific regulatory debt authorizations.

For the purposes of quantifying regulatory authority, short-term debt includes revolving credit borrowings, uncommitted credit line borrowings, and commercial paper.

At December 31, 2002, Cinergy Corp. had $494 million remaining unused and available capacity relating to its $1 billion revolving credit facilities. These revolving credit facilities include the following:

(in millions)

Credit Facility	Expiration	Established Lines	Outstanding and Committed	Unused and Available
364-day senior revolving[1]	April 2003			
Direct borrowing		$	$ –	$
Commercial paper support			473	
Total 364-day facility		600	473	127
Three-year senior revolving	May 2004			
Direct borrowing			25	
Commercial paper support			–	
Letter of Credit support			8	
Total three-year facility		400	33	367
Total credit facilities		$1,000	$506	$494

(1) Cinergy Corp. has historically followed the practice of renewing its 364-day facility upon expiration.

In our credit facilities, Cinergy Corp. has covenanted to maintain:

- a consolidated net worth of $2 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

A breach of these covenants could result in the termination of the credit facilities and the acceleration of the related indebtedness. In addition to breaches of covenants, certain other events that could result in the termination of available credit and acceleration of the related indebtedness include:

- bankruptcy;
- defaults in the payment of other indebtedness; and
- judgments against the company that are not paid or insured.

The latter two events, however, are subject to dollar-based materiality thresholds.

Variable Rate Pollution Control Notes

CG&E and PSI have issued certain variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development for pollution control purposes). Because the holders of these notes have the right to have their notes redeemed on a daily, monthly, or annual basis, they are reflected in *Notes payable and other short-term obligations* on our Consolidated Balance Sheets. In October 2002, CG&E and PSI redeemed $84 million and $47.6 million, respectively, of variable rate pollution control notes. At December 31, 2002, CG&E had $112 million and PSI had $35 million outstanding in variable rate pollution control notes, classified as short-term debt. Any short-term pollution control note borrowings outstanding do not reduce the unused and available short-term debt regulatory authority of our operating companies. See Notes 4 and 5 of the Notes to Financial Statements for additional information regarding pollution control notes.

Operating Leases

We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. See Note 7(a) of the Notes to Financial Statements for additional information regarding operating leases.

Capital Leases

Our operating companies are able to enter into capital leases subject to the authorization limitations of the applicable state utility commissions. New financing authority is subject to the approval of the respective commissions. In May 2002, ULH&P received approval from the Kentucky Public Service Commission (KPSC) to enter into an additional $25 million of capital lease obligations for the period ending December 31, 2004. In June 2002, PSI received approval from the Indiana Utility Regulatory Commission (IURC) to enter into an additional $100 million of capital lease obligations for the period ending December 31, 2003. In December 2002, CG&E received approval from the PUCO to enter into an additional $74 million of capital lease obligations for the period ending December 31, 2003. See Note 7(b) of the Notes to Financial Statements for additional information regarding capital leases.

Long-term Debt

A summary of our long-term debt authorizations at December 31, 2002, is as follows:

(in millions)	Authorized	Used	Available
Cinergy Corp.			
PUHCA total capitalization	$5,000	$1,750	$3,250
CG&E			
State Public Utility Commission	500	500	–
PSI			
State Public Utility Commission	500	48	452
ULH&P			
State Public Utility Commission	75	–	75

We are required to secure authority to issue long-term debt from the SEC under the PUHCA and the state utility commissions of Ohio, Kentucky, and Indiana. The SEC under the PUHCA regulates the issuance of long-term debt by Cinergy Corp. The respective state utility commissions regulate the issuance of long-term debt by our operating companies. In June 2000, the SEC issued an order under the PUHCA authorizing Cinergy Corp., over a five-year period expiring in June 2005, to increase its total capitalization based on a balance at December 31, 1999 (excluding *Retained earnings* and *Accumulated other comprehensive income (loss)*) by an additional $5 billion, through the issuance of any combination of equity and debt securities. This increased authorization is subject to certain conditions, including, among others, that common equity comprises at least 30 percent of Cinergy Corp.'s consolidated capital structure and that Cinergy Corp., under certain circumstances, maintains an investment grade rating on its senior debt obligations.

In July 2002, CG&E filed a shelf registration statement with the SEC for the issuance of up to $700 million in any combination of unsecured debt securities, first mortgage bonds, or preferred stock. This shelf registration statement became effective in September 2002, and CG&E subsequently sold $500 million of senior unsecured debentures thereby reducing the standby capacity of its shelf registration statement with the SEC to $200 million. PSI maintains shelf registration statements with the SEC with authority remaining to issue $400 million in unsecured debentures, $205 million in first mortgage bonds, and $40 million in preferred stock. ULH&P may issue up to $30 million in secured or unsecured debt securities and up to $20 million in first mortgage bonds.

On January 15, 2003, Cinergy Corp. filed a shelf registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities including senior unsecured debt securities in an aggregate offering amount of $750 million. This registration statement became effective in January 2003, and on February 5, 2003, we sold $175 million of Cinergy Corp. common stock.

In February 2003, both CG&E and PSI filed shelf registration statements with the SEC for the issuance of unsecured debt securities, first mortgage bonds, or preferred stock. These filings will increase the available amounts for these securities under the SEC shelf registration statements by $300 million and $55 million for CG&E and PSI, respectively.

Our operating companies are also subject to the various state public utility commissions for authority to issue securities. In December 2002, CG&E filed an application with the PUCO seeking authorization to issue secured and unsecured debt securities in any combination up to an aggregate amount of $500 million for the period ending December 31, 2003. In January 2003, the PUCO granted this request.

In October 2002, PSI filed a petition with the IURC for the purpose of securing authorization and approval to issue promissory notes to Cinergy Corp. for the acquisition of the Butler County, Ohio and Henry County, Indiana peaking plants. On January 22, 2003, the IURC granted this request and on February 5, 2003, PSI issued the notes.

Off-Balance Sheet Financing

Cinergy uses special-purpose entities (SPE) from time to time to facilitate financing of various projects. SPEs are entities often created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, and reinsurance, or other transactions or arrangements. Due to our lack of control of these entities, a substantive investment by unrelated parties, and various other criteria, Cinergy does not consolidate these SPEs. The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (Interpretation 46) in January 2003. This interpretation will significantly change the consolidation requirements for SPEs and may impact certain of our SPEs. Refer to Accounting Changes for further information.

The following describes our major off-balance sheet financings excluding the investments Cinergy holds in various unconsolidated subsidiaries which are accounted for under the equity method (see Note 1(b) of the Notes to Financial Statements). Cinergy Corp. has guaranteed approximately $8 million of the debt of these entities.

(i) Power Sales Cinergy Capital & Trading, Inc. (Capital & Trading) is a 10 percent owner of two SPEs that were created to facilitate power sales to Central Maine Power (Central Maine). The SPEs raised capital to purchase Central Maine's existing power supply contracts from two independent power producers. The SPEs restructured the terms of the agreements, resulting in power sales contracts for approximately 45 MW, ending in 2009, and 35 MW, ending in 2016. Since the SPEs have no generation sources, power purchase agreements were entered into with Capital & Trading with near equivalent terms. The total debt outstanding at December 31, 2002, within these two SPEs is approximately $233 million. This debt is non-recourse to Cinergy and Capital & Trading in the event of non-performance by Central Maine. A portion of the cash flows received by the SPEs from Central Maine is reserved to pay the interest and principal on the debt.

Capital & Trading provides various services, including certain credit support facilities. The maximum exposure under the capped credit facilities is approximately $25 million. There is a non-capped facility, but it can only be called upon in the event the SPE breaches representations, violates covenants, or other unlikely events.

Capital & Trading accounts for its 10 percent interest in both SPEs under the equity method of accounting.

(ii) Leasing Cinergy had an arrangement with an SPE that had contracted to buy several combustion turbines from an unrelated party. Cinergy entered this arrangement with the intention of leasing these turbines after construction. In the second quarter of 2002, Cinergy exercised its option to purchase the contractual rights to two of the turbines and subsequently sold those rights to third parties. Cinergy recognized a loss of approximately $7 million on this sale. The rights to the remaining turbines remained with the SPE.

In the fourth quarter of 2002, Cinergy decided not to pursue the leasing arrangement with the SPE. We incurred a charge of approximately $14 million for the cancellation of the leasing arrangement.

(iii) Sales of Accounts Receivable In February 2002, our operating companies replaced their existing agreement to sell certain of their accounts receivable and related collections. Cinergy Corp. formed Cinergy Receivables Company, LLC (Cinergy Receivables) to purchase, on a revolving basis, nearly all of the retail accounts receivable and related collections of our operating companies. Cinergy Corp. does not consolidate Cinergy Receivables since it meets the requirements to be accounted for as a qualifying SPE. The sales of receivables are accounted for under Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (Statement 140). For a more detailed discussion of our sales of accounts receivable, see Note 6 of the Notes to Financial Statements.

Securities Ratings

As of January 31, 2003, the major credit ratings agencies rated our securities as follows:

	Fitch[1]	Moody's[2]	S&P[3]
Cinergy Corp.			
Corporate Credit	BBB+	Baa2	BBB+
Senior Unsecured Debt	BBB+	Baa2	BBB
Commercial Paper	F-2	P-2	A-2
Preferred Trust Securities	BBB+	Baa2	BBB
CG&E			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB
Junior Unsecured Debt	BBB	Baa2	BBB-
Preferred Stock	BBB	Baa3	BBB-
Commercial Paper	F-2	P-2	Not Rated
PSI			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB
Junior Unsecured Debt	BBB	Baa2	BBB-
Preferred Stock	BBB	Baa3	BBB-
Commercial Paper	F-2	P-2	Not Rated
ULH&P			
Senior Unsecured Debt	Not Rated	Baa1	BBB

(1) Fitch IBCA (Fitch)

(2) Moody's Investors Service (Moody's)

(3) Standard & Poor's Ratings Services (S&P)

The lowest investment grade credit rating for Fitch is BBB-, Moody's is Baa3, and S&P is BBB-.

In April 2002, Moody's affirmed the credit ratings of Cinergy Corp. and its operating subsidiaries, CG&E and PSI. Moody's also removed Cinergy Corp. from review for possible downgrade, and assigned stable outlooks to the debt and preferred stock of Cinergy Corp. and all of its operating subsidiaries.

In June 2002, S&P affirmed Cinergy Corp.'s corporate credit rating, the rating of the company's commercial paper program, and the secured debt ratings of CG&E and PSI, while lowering the credit ratings on other issuances. S&P removed all of the Cinergy Corp., CG&E, and PSI ratings from CreditWatch with negative implications and assigned a stable outlook.

Also in June 2002, Fitch affirmed the credit ratings of Cinergy Corp. Fitch also changed the rating outlook on these securities from negative to stable and affirmed the ratings of CG&E and PSI.

These securities ratings may be revised or withdrawn at any time, and each rating should be evaluated independently of any other rating.

Equity Securities

Under the SEC's June 2000 Order, Cinergy Corp. is permitted to increase its total capitalization by $5 billion (as previously discussed). The proceeds from any new issuances will be used for general corporate purposes.

In November 2001, Cinergy Corp. chose to reinstitute the practice of issuing new Cinergy Corp. common shares to meet its obligations under the various employee stock plans and the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan. This replaces the previous practice of purchasing open market shares to fulfill plan obligations. See Note 2(a) of the Notes to Financial Statements for additional information on issued shares.

In December 2001, under an existing registration statement, Cinergy Corp. issued approximately $316 million notional amount of combined securities (Income PRIDES), a component of which is stock purchase contracts. These contracts obligate the holder to purchase common shares of Cinergy Corp. in, and/or before, February 2005. See Note 2(e) of the Notes to Financial Statements for additional information regarding the stock purchase contracts.

In February 2002, Cinergy Corp. issued 6.5 million shares of common stock with net proceeds of approximately $200 million.

In July 2002, Cinergy implemented a policy that prohibits executive officers and directors from selling shares of Cinergy Corp. common stock acquired through the exercise of stock options (except to the extent necessary to pay the exercise price and/or any accompanying tax obligation) until 90 days after they leave the company or board.

On January 15, 2003, Cinergy Corp. filed a registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities in an aggregate offering amount of $750 million. On February 5, 2003, Cinergy sold 5.7 million shares of common stock of Cinergy Corp. with net proceeds of approximately $175 million under this registration statement.

Dividend Restrictions

Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. common dividends. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if their respective preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

Other

Where subject to rate regulations, our operating companies have the ability to timely recover certain cash outlays through regulatory mechanisms such as fuel adjustment clause, purchased power tracker (Tracker), gas cost recovery, and construction work in progress (CWIP) ratemaking. For further discussion see Electric Industry and Gas Industry.

As opportunities arise, we will continue to monetize certain non-core investments, which would include our international and renewable assets operated by Global Resources and other technology investments.

RESULTS OF OPERATIONS

Summary of Results

Electric and gas gross margins and net income for the years ended December 31, 2002, 2001, and 2000 were as follows:

(in thousands)	2002	2001	2000
Electric gross margin	$2,400,458	$2,250,044	$2,220,084
Gas gross margin	247,978	231,017	267,304
Net income	360,576	442,279	399,466

Net income for the year ended December 31, 2002, was $361 million ($2.13 per share on a diluted basis) as compared to $442 million ($2.75 per share on a diluted basis) for the same period last year. Income before taxes for the period was $558 million compared to $718 million for the prior year. Increased gross margins were offset by the recognition of costs associated with employee severance programs, charges related to the write-off of certain investments, and higher operating costs. Increased gross margins were also offset by a cumulative effect of a change in accounting principle related to the implementation of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (Statement 142).

Diluted earnings per share for the year ended December 31, 2001, was $2.75 as compared to $2.50 for the year ended December 31, 2000. Included in 2000 results were previously reported one-time charges totaling $.11 per share related to a tentative agreement reached with the EPA and a limited early retirement program (LERP) offered to employees during 2000.

The increase in 2001 earnings was primarily attributable to increased electric gross margins within Energy Merchant's origination, marketing and trading segment, and reduced operating expenditures. Partially offsetting this increase were lower electric gross margins within our regulated operations, mainly driven by mild weather and a slowed economy, and increased depreciation and interest expenses associated with new investments. Gas gross margins decreased for the year ended December 31, 2001, as compared to 2000, primarily as a result of mild weather.

The explanations below follow the line items on the Consolidated Statements of Income. However, only the line items that varied significantly from prior periods are discussed.

Electric Operating Revenues

(in millions)	2002	2001	2000
Retail	$2,771	$2,691	$2,692
Wholesale	3,970	5,482	2,615
Transportation	13	3	–
Other	158	80	52
Total	$6,912	$8,256	$5,359

Electric operating revenues decreased for the year ended December 31, 2002, as compared to 2001. Increases in retail sales, including transportation, were offset by an overall reduction in wholesale sales.

Cinergy's wholesale sales decrease primarily reflects a reduction in the average price per megawatt hour (MWh) realized on non-firm wholesale transactions related to our operating companies' energy marketing and trading activities. Non-firm power is power without a guaranteed commitment for physical delivery.

Retail revenues increased due to increased MWh sales, attributable to weather and increased customer usage. Also contributing to this increase were changes in rate tariff adjustments associated with demand-side management, Tracker, CWIP, and fuel cost recovery programs. The cost of fuel for PSI's retail customers is passed on dollar-for-dollar under the state mandated fuel cost recovery mechanism.

Other *Electric operating revenues* increased for the year ended December 31, 2002, as compared to 2001. The increase is due primarily to third party coal sales and also reflects transmission revenues associated with the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) which began operations in early 2002.

Electric operating revenues increased for the year ended December 31, 2001, as compared to 2000, mainly due to an increase in volumes and average price per MWh realized on non-firm wholesale transactions related to energy marketing and trading activities.

Gas Operating Revenues

(in millions)	2002	2001	2000
Retail	$ 386	$ 547	$ 429
Wholesale	4,481	4,068	2,454
Transportation	47	40	56
Other	3	8	3
Total	$4,917	$4,663	$2,942

Gas operating revenues increased for the year ended December 31, 2002, as compared to 2001. The increase was primarily the result of increased volumes sold by Cinergy Marketing & Trading, LP (Marketing & Trading), slightly offset by a lower price received per thousand cubic feet (mcf). Wholesale natural gas commodity spot prices were 16 percent lower on average than the year ended December 31, 2001.

Retail gas revenues decreased primarily due to a lower price received per mcf delivered. The lower price reflects a substantial decrease in the wholesale gas commodity cost, which is passed directly to the retail customer dollar-for-dollar under the gas cost recovery mechanism that is mandated by state law. Partially offsetting this decrease in retail gas revenues was an increase in CG&E's and ULH&P's base rates approved in May 2002 and January 2002, respectively.

Gas operating revenues increased for the year ended December 31, 2001, as compared to 2000, primarily resulting from the increased volumes sold by Marketing & Trading. Retail gas revenues increased primarily due to a higher price received per mcf sold. The higher price reflects a substantial increase in the wholesale gas commodity cost during the first six months of 2001.

Other Revenues

Other revenues increased for the year ended December 31, 2002, as compared to 2001. This increase is primarily due to the sale of synthetic fuel, which began in July 2002.

Operating Expenses

(in millions)	2002	2001	2000
Fuel	$ 865	$ 779	$ 760
Purchased and exchanged power	3,647	5,227	2,379
Gas purchased	4,669	4,432	2,675
Operation and maintenance	1,298	1,013	1,112
Depreciation	414	374	342
Taxes other than income taxes	263	228	268
Total	$11,156	$12,053	$7,536

Fuel Fuel represents the cost of coal, natural gas, and oil that is used to generate electricity. The following table details the changes to fuel expense for the years ended December 31, 2002 and 2001:

(in millions)	2002	2001
Prior year's fuel expense	$779	$760
Increase (Decrease) due to changes in:		
Price of fuel	(8)	47
Deferred fuel cost	(5)	45
MWh generation	23	(58)
Other	76(1)	(15)
Current year's fuel expense	$865	$779

(1) Includes costs of third party coal sales through our marketing and trading activities.

Purchased and Exchanged Power Purchased and exchanged power expense decreased for the year ended December 31, 2002, as compared to 2001. The decrease primarily reflects a reduction in the average price paid per MWh as wholesale electric on-peak commodity prices were approximately 23 percent lower on average as compared to 2001.

Purchased and exchanged power expense increased for the year ended December 31, 2001, as compared to December 31, 2000, primarily due to an increase in purchases of non-firm wholesale power, reflecting higher sales volumes and higher prices paid per MWh.

Gas Purchased *Gas purchased* expense increased for the year ended December 31, 2002, as compared to 2001. The increase primarily reflects higher gas volumes purchased by Marketing & Trading. Increased volumes purchased were partially offset by decreases in the average cost of mcf purchased. Wholesale natural gas commodity spot prices were 16 percent lower on average for the year ended December 31, 2002, as compared to 2001.

Gas purchased expense increased for the year ended December 31, 2001, as compared to 2000, primarily due to an increase in gas commodity trading volumes.

Operation and Maintenance *Operation and maintenance* expense increased for the year ended December 31, 2002, as compared to 2001. The increase reflects the recognition of costs associated with employee severance programs, which began in the second quarter of 2002. Also contributing to this increase were higher transmission costs, increased costs of employee compensation and benefit programs, and expenditures related to process improvement and performance measurement initiatives. The increase also reflects increased amortization of demand-side management expenditures, increased operating costs for certain of our non-regulated investments, and includes costs associated with the production of synthetic fuel, beginning in July 2002.

Operation and maintenance expense decreased for the year ended December 31, 2001, as compared to 2000, due in part to one-time charges related to a tentative agreement reached with the EPA in late 2000 and the LERP offered during 2000, as part of a corporate restructuring initiative. This decrease is also attributable to a sale of emission allowances, due to decreased electric generation, and reflects the reduction in amortization of demand-side management costs, resulting from the expiration of the agreement in May 2000.

Depreciation *Depreciation* expense increased for the years ended December 31, 2002 and 2001, as compared to prior years. These increases were primarily attributable to the addition of depreciable plant, including the acquisitions of non-regulated peaking generation in 2001 and a synthetic fuel project in 2002.

Taxes Other Than Income Taxes *Taxes other than income taxes* expense increased for the year ended December 31, 2002, as compared to 2001. This increase is primarily attributable to increased property taxes. This increase also reflects other tax changes associated with deregulation in Ohio.

Taxes other than income taxes expense decreased for the year ended December 31, 2001, as compared to 2000, primarily due to reduced property tax expense and other tax changes associated with deregulation in Ohio.

Equity in Earnings (Losses) of Unconsolidated Subsidiaries

Equity in earnings (losses) of unconsolidated subsidiaries increased for the year ended December 31, 2002, as compared to 2001, primarily due to changes in the market valuation of certain investments and the dissolution and write-off of subsidiaries in 2001.

Miscellaneous – Net

Miscellaneous – net decreased for the year ended December 31, 2002, as compared to 2001, primarily reflecting the write-off of technology investments and costs accrued related to the termination of a contract for the construction of combustion turbines. Partially offsetting this decrease were net gains realized from the sale of equity investments in certain renewable energy projects.

Miscellaneous – net increased for the year ended December 31, 2001, as compared to 2000, due in part to gains associated with the demutualization of one of our medical insurance carriers. This increase also reflects income associated with capitalized financing costs of PSI's pollution control projects.

Interest

Interest expense decreased for the year ended December 31, 2002, as compared to 2001, primarily as a result of lower interest rates.

Interest expense increased for the year ended December 31, 2001, as compared to 2000, mainly due to debt issuances principally associated with the acquisition of additional peaking generation. Partially offsetting this increase was a decrease in short-term interest rates.

Preferred Dividend Requirement of Subsidiary Trust

Preferred dividend requirement of subsidiary trust relates to quarterly payments to be made to holders of Cinergy's preferred trust securities, which were issued in December 2001.

Income Taxes

Income taxes expense decreased for the year ended December 31, 2002, as compared to 2001. This decrease was primarily due to the decrease in taxable income. Also contributing to this decrease were tax credits associated with the production and sale of synthetic fuel beginning July 2002.

Income taxes expense increased for the year ended December 31, 2001, as compared to 2000, primarily due to an increase in taxable income.

Discontinued Operations

In 2002, Cinergy sold and/or classified as held for sale, several non-core investments. Pursuant to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment of Long-lived Assets* (Statement 144), these investments have been classified as discontinued operations in our financial statements. See Note 15 of the Notes to Financial Statements for further information.

Cumulative Effect of a Change in Accounting Principle

In 2002, Cinergy recognized a *Cumulative effect of a change in accounting principle* of approximately $11 million (net of tax) as a result of an impairment charge for goodwill related to the implementation of Statement 142. See Note 14 of the Notes to Financial Statements for further information.

FUTURE EXPECTATIONS/TRENDS

In the Future Expectations/Trends section, we discuss electric and gas industry developments, market risk sensitive instruments and positions, inflation, and accounting matters. Each of these discussions will address the current status and potential future impact on our results of operations and financial condition.

ELECTRIC INDUSTRY

The utility industry has traditionally operated as a regulated monopoly but is transitioning to an environment of increased wholesale and retail competition. Regulatory and legislative decisions being made at the federal and state levels are aimed at promoting customer choice and are shaping this transition. Customer choice provides the customer with the ability to select an energy supplier (the company that generates or supplies the commodity) in an open and competitive marketplace. In particular, the FERC issued a Notice of Proposed Rulemaking (NOPR) proposing significant changes to enhance wholesale competition and create more customer options, among other initiatives.

The events and circumstances with California, Enron Corp. (Enron), and others, are significantly influencing the transition to increased wholesale and retail competition. In 2002, wholesale electric markets were characterized by lower prices, decreased liquidity, and the near evaporation of mid- to long-term markets. Developers cancelled turbine orders and abandoned existing power projects. Several trading operations announced plans to curtail or exit their wholesale trading activities. Credit rating agencies downgraded many industry participants. In this period of unprecedented change and uncertainty, energy industry participants are re-evaluating their strategies and business models.

Wholesale Market Developments

FERC NOPR on "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design" In July 2002, the FERC issued a NOPR on "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design" that proposed significant changes, intended by FERC, to enhance wholesale competition, enable efficient transmission system development, provide correct pricing signals for investment in transmission and generation facilities, and create more customer options. Market monitoring and market power mitigation proposals are also critical parts of the proposals for standardized power market rules. As part of this process, the FERC proposes to amend its regulations under the Federal Power Act, to modify the pro-forma open access transmission tariff established under the FERC's Order No. 888. FERC proposes to require all public utilities with open access transmission tariffs to file modifications to their tariffs to implement its proposed standardized transmission services and standardized wholesale electric market design. On November 15, 2002, Cinergy submitted initial NOPR comments to the FERC as part of this proceeding, generally supporting the FERC's pro-competitive goals but suggesting modifications and sensitivity to some regional differences. Pursuant to FERC's procedural directives, Cinergy anticipates filing additional comments on this NOPR with the FERC in the first quarter of 2003.

The FERC issued a news release on January 13, 2003, stating its intention to issue an additional document on this NOPR in April 2003. The FERC also indicated that it would seek comments on the new document from interested parties. As a result, it is likely that the original timeline included in the NOPR will be delayed. We continue to evaluate this NOPR, but at this time, cannot determine the impact to either our financial position or results of operations.

FERC NOPR on New Standards of Conduct Regulations In September 2001, the FERC issued a NOPR proposing to promulgate new standards of conduct regulations that would apply, uniformly, to natural gas pipelines and transmitting public utilities. The FERC is proposing to adopt one set of standards of conduct to govern the relationships between regulated transmission providers and all their energy affiliates, broadening the definition of an affiliate covered by the standards of conduct from the more narrow definition in the existing regulations. At this time, we are unable to predict either the outcome of this proceeding or its effect on Cinergy.

Supply-side Actions In December 2001, the IURC approved PSI's plan for converting its Noblesville generating station from coal to natural gas, which will increase the electric generating capacity at the plant from approximately 100 megawatts (MW) to 300 MW. The conversion is expected to be completed in June 2003. In addition to increasing capacity, upon completion of the project, overall emissions to the environment will be reduced. Also, in December 2001, PSI filed a petition with the IURC to acquire the Butler County, Ohio and Henry County, Indiana peaking plants from subsidiaries of Capital & Trading. In December 2002, the IURC approved PSI's purchase of the two plants, and on February 4, 2003, the FERC issued an order approving the transfer. See Transfer of Generating Assets to PSI for additional information.

Demand-side Actions Pursuant to Ohio's customer choice legislation enacted in 2001, four percent of CG&E's residential customers and 23 percent of CG&E's non-residential retail customers, in terms of annual energy consumption, had switched electric suppliers as of December 31, 2002. CG&E currently has no plans to replace these customers by acquiring new retail customers, although CG&E reserves the flexibility to replace load in the wholesale market, to the extent it chooses. For a further discussion on Ohio deregulation, see Retail Market Developments in this section.

In August 2002, we experienced a record peak load of 11,305 MW. We met customer demands with our own supply and planned purchases from other regional electric suppliers.

Retail Market Developments

Currently, regulatory and legislative initiatives shaping the transition to a competitive retail market are the responsibilities of the individual states. Many states, including Ohio, have enacted electric utility deregulation legislation. In general, these initiatives have sought to separate the electric utility service into its basic components (generation, transmission, and distribution) and offer each component separately for sale. This separation is referred to as unbundling of the integrated services. Under the customer choice initiatives in Ohio, we continue to transmit and distribute electricity; however, the customer can purchase electricity from any available supplier, and we are compensated through a transportation charge. The following sections further discuss the current status of federal and state energy policies and deregulation legislation in the states of Ohio, Indiana, and Kentucky, each of which includes a portion of our service territory.

Federal Update

Energy Bill President Bush, in conjunction with the work of an inter-agency energy task force headed by Vice President Richard Cheney, developed a number of recommendations to address the energy security needs of America. The U.S. House of Representatives passed its version of energy security legislation (H.R. 4) in 2001, and the U.S. Senate passed its version (S. 517) on April 25, 2002. After significant debate, the bill died in a conference committee because differences could not be resolved. While the Bush Administration has urged Congress to take up similar legislation during 2003, it is unclear how quickly Congress will move to enact a bill. Last year's versions of the energy bill included a provision to repeal the PUHCA, which Cinergy supported. It is likely that early versions of the energy bill will include PUHCA repeal, but it is

too early to determine if an energy bill with electricity provisions will pass Congress this year.

Clear Skies Legislation At the end of the 107th Congress, President Bush requested the introduction of legislation that would create a clear roadmap for environmental laws, allowing the nation to meet air goals but providing certainty for electric utilities with coal-fired generation. That legislation is expected to be re-introduced in this session of Congress, and President Bush, in his 2003 State of the Union address, expressed that passage of his Clear Skies legislation was a top priority. Cinergy has been a promoter of this legislation, as it will create a clear roadmap of its environmental requirements while providing the time necessary to make required environmental improvements.

The importance of Clear Skies legislation is that it would replace unpredictable environmental regulations with set targets and timetables, allowing the industry adequate time to access needed capital and build environmental improvement projects. Clear Skies legislation would seek an overall 70 percent improvement in emissions from power plants over a phased-in reduction schedule beginning in 2010 and stretching to 2018. The leaders of the U.S. Senate Environmental Committee have promised to consider the legislation early in 2003; however, timing for consideration is less certain with the U.S. House of Representatives. Therefore, the prospects for passage of the Clear Skies legislation are unclear.

Ohio In July 1999, Ohio Governor Robert Taft signed Amended Substitute Senate Bill No. 3 (Electric Restructuring Bill), beginning the transition to electric deregulation and customer choice for the state of Ohio. The Electric Restructuring Bill created a competitive electric retail service market effective January 1, 2001. The legislation provides for a market development period that began January 1, 2001 and ends no later than December 31, 2005.

In May 2000, CG&E reached a stipulated agreement with the PUCO staff and various other interested parties with respect to its proposal to implement electric customer choice in Ohio effective January 1, 2001. In August 2000, the PUCO approved CG&E's stipulation agreement. Subsequently, two parties filed applications for rehearing with the PUCO. In October 2000, the PUCO denied these applications. One of the parties appealed to the Ohio Supreme Court in the fourth quarter of 2000, and CG&E subsequently intervened in that case. In April 2002, the Ohio Supreme Court affirmed the PUCO's stipulated agreement with CG&E with respect to implementing electric customer choice. The Ohio Supreme Court ruling leaves CG&E's transition plan entirely intact.

Under CG&E's transition plan, retail customers continue to receive transportation services from CG&E but may purchase electricity from another supplier. Retail customers that purchase electricity from another supplier receive shopping credits from CG&E. The shopping credits generally reflect the costs of electric generation included in CG&E's frozen rates. However, shopping credits for the first 20 percent of electricity usage in each customer class to switch suppliers, are higher than CG&E's electric generation costs in order to stimulate the development of the competitive retail electric service market.

CG&E recovers its regulatory assets and other transition costs through a Regulatory Transition Charge (RTC) paid by all retail customers. As the RTC is collected from customers, CG&E amortizes the deferred balance of regulatory assets and other transition costs. A portion of the RTC collected from customers is recognized currently as a return on the deferred balance of regulatory assets and other transition costs and as reimbursement for the difference in the shopping credits provided to customers and the wholesale revenues from switched generation. The ability of CG&E to recover its regulatory assets and other transition costs is dependent on several factors, including, but not limited to, the level of CG&E's electric sales, prices in the wholesale power markets, and the amount of customer switching to other electric suppliers.

On January 10, 2003, CG&E filed an application with the PUCO for approval of a methodology to establish how market-based rates for non-residential customers will be determined when the market development period ends. In the filing, CG&E seeks to establish a market-based standard service offer rate for non-residential customers that do not switch suppliers, and a process for establishing the competitively-bid generation service option required by the Electric Restructuring Bill. As of December 31, 2002, more than 20 percent of the load in each of CG&E's non-residential customer classes has switched to other electric suppliers. Under its transition plan, CG&E may end the market development period for those classes of customers once 20 percent switching has been achieved; however, PUCO approval of the standard service offer rate and competitive bidding process is required before the market development period can be ended. CG&E is not requesting to end the market development period for non-residential customers at this time. We are unable to predict the outcome of this proceeding.

A FERC order, that was effective April 2002, allowed Cinergy to jointly dispatch the regulated generating assets of PSI in conjunction with the deregulated generating assets of CG&E. The order also authorizes the transfer of the CG&E generating assets to a non-regulated affiliate. However, Cinergy has determined that it can realize the benefits of the new joint dispatch agreement without transferring CG&E's generation assets, and therefore we do not plan to transfer CG&E's generating assets to a non-regulated affiliate in the foreseeable future. For further discussion of the joint dispatch agreement, see Termination of Operating Agreement.

Indiana In 2002, Indiana lawmakers anticipated the creation of an Energy Policy Commission to assist in the creation of a comprehensive energy plan. However, no such commission was formed and, as a result, there are no current plans for electric deregulation in Indiana.

Kentucky Throughout 1999, a special Kentucky Electricity Restructuring Task Force (Task Force), convened by the Kentucky legislature, studied the issues of electric deregulation. In January 2000, the Task Force issued a final report to Kentucky Governor Paul Patton recommending that lawmakers wait until the 2002 General Assembly before considering any deregulation that would open the state's electric industry to competition. The state legislature did not take any action in 2002 to move Kentucky towards electric deregulation.

Other States At the end of 2000, approximately one half of the states and the District of Columbia had adopted deregulation plans. However, recent events are significantly influencing political and legislative activity. At the end of 2001, eight of the states decided to delay or suspend their deregulation activities. No additional states adopted deregulation plans during 2002.

Other Under generally accepted accounting principles (GAAP), our operating companies apply the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (Statement 71) to the applicable rate-regulated portions of their businesses. The provisions of Statement 71 allow our operating companies to capitalize (record as a deferred asset) costs that would normally be charged to expense. These costs are classified as regulatory assets in the accompanying financial statements, and the majority have been

approved by regulators for future recovery from customers through our rates. As of December 31, 2002, our operating companies have approximately $1 billion of net regulatory assets, of which more than 90 percent has been approved for recovery.

Except with respect to the generation assets of CG&E, as of December 31, 2002, our operating companies continue to meet each of the criteria required for the application of Statement 71. However, to the extent other states implement deregulation legislation, the application of Statement 71 will need to be reviewed. Based on our operating companies' current regulatory orders and the regulatory environment in which they currently operate, we believe the future recovery of regulatory assets recognized in the accompanying Consolidated Balance Sheets as of December 31, 2002, is probable. See Note 1(c) of the Notes to Financial Statements for a further discussion of our regulatory assets.

Midwest ISO

Historical As part of the effort to create a competitive wholesale power marketplace, the FERC approved the formation of the Midwest ISO during 1998. In that same year, Cinergy agreed to join the Midwest ISO in preparation for meeting anticipated changes in the FERC regulations and future deregulation requirements. The Midwest ISO was established as a non-profit organization to maintain functional control over the combined transmission systems of its members.

On December 15, 2001, the Midwest ISO initiated startup of its operations with the provision of a variety of support or stand alone services to its transmission owning members. The Midwest ISO achieved full startup, including implementation of tariff administration, on February 1, 2002. Although the Midwest ISO continues to develop, modify, and enhance its various operating practices, it has assumed functional control of the transmission systems of its member companies, including the Cinergy utilities. This transfer of control was implemented without significant impact on the operations of Cinergy's transmission systems.

FERC Orders In December 2001, the FERC approved the proposal of the Midwest ISO to become the first FERC-approved Regional Transmission Organization (RTO) and denied a similar proposal from the Alliance Regional Transmission Organization (Alliance RTO) on the basis that the proposal lacked sufficient scope. The FERC encouraged the former Alliance RTO companies to explore joining the Midwest ISO. Certain former Alliance RTO companies have joined or announced intent to join the Midwest ISO. The remaining former Alliance RTO companies have announced that they will join the PJM Interconnection, LLC (PJM).

In its July 17, 2002 open meeting and subsequent orders, the FERC reaffirmed its expectation that the Midwest ISO and PJM implement a common wholesale market between them by October 1, 2004. FERC also imposed more immediate deadlines upon the Midwest ISO, PJM, and various other parties to establish certain protocols, including the elimination of pancaked transmission rates between the Midwest ISO and PJM, necessary to establish a "virtual" single regional transmission organization among the Midwest ISO and PJM companies. Pancaked transmission rates are multiple transmission charges imposed for a single transaction crossing between multiple transmission providers. As part of the FERC orders, the FERC has opened an investigation, under Section 206 of the Federal Power Act (Section 206), into the justness and reasonableness of the "through and out" transmission rates of the Midwest ISO and PJM. Cinergy is participating in the Section 206 hearing, along with the other transmission owners who are members, or potential members, of the Midwest ISO or PJM. Pursuant to an order issued in July 2002, the FERC indicated that it plans to issue a decision by July 31, 2003. As part of this proceeding, Cinergy is advocating the removal of pancaked transmission rates between the Midwest ISO and PJM, including all of the former Alliance RTO companies, as well as lost revenue recovery for transmission owners who are affected by the removal of the pancaked transmission rates. At this time, Cinergy cannot determine the impact of either the FERC orders or the related Section 206 investigation upon either our financial position or results of operations.

In related activity, the FERC issued an order in December 2001, in response to protests of the Midwest ISO's proposed methodology related to the calculation of its administrative adder fees for the services it provides. Cinergy and a number of other parties filed protests to the proposed methodology, suggesting, among other things, that the methodology was inconsistent with the transmission owners' prior agreement with the Midwest ISO and selectively allowed only independent transmission companies to choose which unbundled administrative adder services they wished to purchase from the Midwest ISO. A partial settlement was reached in the FERC proceeding, resolving the issues addressed by Cinergy's protest in a manner favorable to Cinergy. Most active parties in the FERC proceeding filed comments in support of the settlement. The only contested issue under the settlement involved an agreed upon deferred accounting and regulatory asset mechanism to be established as a backstop to guard against any under-recovery of assessed administrative fees in retail ratemaking proceedings. The settlement agreement was neither approved nor denied approval by the FERC by December 31, 2002. Cinergy anticipates that the settlement will need to be renegotiated in early 2003 and resubmitted to the FERC for approval. Cinergy also anticipates that the Midwest ISO transmission members will reach a similar settlement with the Midwest ISO, and that such agreement will be approved by the FERC without material change.

In late 2001 and early 2002, the FERC issued its Opinion No. 453 and 453-A ordering, among other things, that transmission service for bundled retail customers (i.e., customers who cannot select an alternative energy provider) shall be provided under the Midwest ISO's open access transmission tariff, and that the Midwest ISO's charges for its administrative services shall apply to bundled retail customers. PSI and other parties have appealed these orders to the U.S. Court of Appeals, challenging the application of the Midwest ISO's tariff, and the Midwest ISO's charges for its administrative services to bundled retail customers. We cannot predict either when the court will issue its opinion in the appeal or the outcome of the appeal.

On November 22, 2002, the FERC issued an order conditionally approving the Midwest ISO's recovery of costs associated with the establishment of financial transmission rights, and the development of energy markets within the Midwest ISO's operating area. The FERC's order suspended the proposed rates and made them effective November 25, 2002, subject to refund, and set for a hearing the issues identified below. The FERC's order expressed the expectation that the Midwest ISO's board of directors will guard against

any unreasonable costs being incurred by the Midwest ISO. The Midwest ISO had proposed to assess a withdrawal/exit fee on any transmission owner member who withdraws from the Midwest ISO for its proportionate share of any unrecovered deferred costs. The Midwest ISO transmission owners, including Cinergy, filed a protest with the FERC, challenging the cost allocation and the implementation of an exit fee within the Midwest ISO proposal. The FERC subsequently set these issues for a hearing.

In July 2002, the FERC issued a NOPR that proposed significant changes to the electricity wholesale market. At this time, we are unable to determine the impact of the NOPR on the Midwest ISO and Cinergy. See FERC NOPR on Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design for further discussion.

State Regulatory Agencies Filings This past summer, PSI and the other investor-owned transmission companies in Indiana who are members of the Midwest ISO, requested approval from the IURC to defer, for subsequent recovery from their respective Indiana retail electric customers, the applicable costs incurred by the companies for administrative services provided by the Midwest ISO.

The actual costs for 2002 were approximately $6 million and $3 million for PSI and CG&E, respectively, and are deferred on our Consolidated Balance Sheets as of December 31, 2002. A settlement was reached between the Indiana Office of the Utility Consumer Counselor, PSI, and the other parties to the IURC proceeding providing for the requested rate and deferred accounting treatment. The settlement was approved by the IURC on December 11, 2002. PSI anticipates that its recovery of these deferred amounts will commence with the IURC's order in PSI's upcoming retail electric rate case. For the market development period, CG&E is authorized to recover these costs in Ohio through its regulatory transition plan.

Significant Rate Developments

PSI Retail Rate Case In December 2002, PSI filed a petition with the IURC seeking approval of a base retail electric rate increase. PSI's proposed increase reflects an average increase of approximately 16 to 19 percent over PSI's current retail electric rates. If approved by regulators, PSI estimates the rate request will become effective in early 2004. PSI plans to file initial testimony in this case in March 2003. An IURC decision is expected in the first quarter of 2004.

Transfer of Generating Assets to PSI In December 2001, PSI filed a petition with the IURC requesting approval, under Indiana's Power Plant Construction Act, to acquire the Butler County, Ohio and Henry County, Indiana peaking plants from their current owners, subsidiaries of Capital & Trading, to address its need for increased generating capacity. In September 2002, PSI reached a settlement agreement with various parties, authorizing PSI to purchase the two peaking plants. In December 2002, the IURC issued an order approving the settlement agreement and providing state authorization to transfer the plants.

In September 2002, PSI and the applicable Capital & Trading subsidiaries filed applications with the SEC under the PUHCA and the FERC, under the Federal Power Act, requesting authorization for the transfer. However, in October 2002, the SEC notified PSI that the transaction is exempt from the SEC's jurisdiction under the PUHCA, and accordingly, PSI and the Capital & Trading subsidiaries withdrew the SEC application. In October 2002, several parties intervened and filed protests in the proceeding before the FERC, opposing the transfer. Cinergy timely filed an answer to these protests.

On February 4, 2003, the FERC issued an order under Section 203 of the Federal Power Act, authorizing PSI's proposed acquisition of the Henry County, Indiana and Butler County, Ohio gas-fired peaking power plants. This action was the final regulatory approval needed for the transfer, which occurred on February 5, 2003.

On January 8, 2003, the IURC issued an order authorizing PSI to defer post-in-service depreciation and carrying costs associated with these peaking plants and PSI's Noblesville generating station until the costs are reflected in PSI's base rates after its next rate case. Pursuant to Statement of Financial Accounting Standards No. 92, *Regulated Enterprises-Accounting for Phase-in Plans* (Statement 92), the equity component of allowance for funds used during construction (AFUDC) will not be deferred for financial reporting. Also, PSI is allowed to retain off-system sales profits associated with the three plants but will be required to credit such off-system sales profits (other than 50 MWs of Henry County capacity committed to wholesale) to customers from January 1, 2004, until the effective date of PSI's next retail base rate change. See Supply-side Actions for additional detail.

Purchased Power Tracker In May 1999, PSI filed a petition with the IURC seeking approval of a Tracker. This request was designed to provide for the recovery of costs related to purchases of power necessary to meet native load requirements to the extent such costs are not recovered through the existing fuel adjustment clause.

A hearing was held before the IURC in February 2001, to determine whether it was appropriate for PSI to continue the Tracker for future periods. In April 2001, a favorable order was received extending the Tracker for two years, through the summer of 2002. PSI is authorized to seek recovery of 90 percent of its purchased power expenses through the Tracker (net of the displaced energy portion recovered through the fuel recovery process and net of the mitigation credit portion), with the remaining 10 percent deferred for subsequent recovery in PSI's next general rate case. In March 2002, PSI filed a petition with the IURC seeking approval to extend the Tracker process beyond the summer of 2002. A hearing was held on January 16, 2003. We cannot predict the outcome of this proceeding at this time.

In June 2002, PSI also filed a petition with the IURC seeking approval of the recovery through the Tracker of its actual summer 2002 purchased power costs. A hearing on this matter is scheduled for the first quarter of 2003.

2002 Purchased Power Costs In May 2002, the IURC approved a settlement agreement between PSI, the IURC staff, and the Indiana Office of the Utility Consumer Counselor pertaining to PSI's 2002 purchased power arrangements. This agreement allowed PSI to purchase the output of the Henry County, Indiana and Butler County, Ohio peaking plants through December 31, 2002. The parties also agreed to not challenge the recovery of costs for the purchase of power from these plants, as well as the costs of additional summer 2002 purchases needed for reliability purposes, through PSI's Tracker and fuel recovery mechanism. Before PSI can begin recovering its summer 2002 purchased power costs through its Tracker, however, it must obtain an order authorizing such from the IURC in PSI's summer 2002 Tracker case. The hearing relating to PSI's summer 2002 Tracker case is scheduled for the first quarter of 2003. If approved, recovery of PSI's summer 2002 purchased power costs via the Tracker will likely begin in the second quarter of 2003 and extend over a 12 month period.

We have $27 million of 2002 purchased power costs deferred for recovery at December 31, 2002. Of the $27 million, $24 million has been requested through the Tracker, and the recovery of the remaining $3 million will be requested in PSI's next retail rate case.

The transfer of the Henry County, Indiana and Butler County, Ohio peaking plants to PSI will decrease PSI's need for purchased power by a like amount. However, PSI will continue to have purchased power requirements and will continue to seek IURC approval to utilize its Tracker to recover the costs of such purchases.

Termination of Operating Agreement Upon consummation of the merger between CG&E and PSI Resources, Inc. in 1994, an operating agreement entered into between CG&E, PSI, and Services was filed with and approved by the FERC. This agreement was established to provide for the coordinated planning and operation of the two regulated entities' generation and transmission systems.

In October 2000, CG&E, PSI, and Services filed a notice of termination of the operating agreement with the FERC. The reason for the termination filing was that, with the introduction of deregulation in the state of Ohio, the companies no longer share the common characteristics that formed the basis for the operating agreement. In December 2000, the FERC ruled that the companies have the contractual right to terminate the operating agreement. Additionally, the FERC established a termination effective date of May 22, 2001, and set a May 1, 2001, hearing date on the issue of the reasonableness of termination.

Certain parties appealed the FERC's December 2000 decision. In March 2001, the IURC initiated an investigation proceeding into the termination of the operating agreement. In May 2001, the parties to the FERC proceeding reached a settlement resolving termination issues and certain compensation and damage issues. The settlement agreement was approved by the FERC in June 2001 and delayed the termination of the existing operating agreement until a new successor agreement has been approved by the FERC.

In August 2001, the parties to both the IURC investigation proceeding and the previous FERC proceeding entered into two complementary settlement agreements. Both agreements addressed, among other things, the terms and conditions of a proposed new joint generation operating agreement and a proposed new joint transmission operating agreement. The IURC settlement agreement was approved by the IURC in September 2001. Both the IURC and the FERC settlement agreements were conditioned upon FERC acceptance of the proposed successor agreements. Cinergy filed the successor agreements with the FERC in October 2001 and in March 2002, the FERC approved the successor agreements. The successor agreements allow Cinergy to jointly dispatch the regulated generating assets of PSI in conjunction with the deregulated generating assets of CG&E. Under these agreements, transfers of power between PSI and CG&E are generally priced at market rates. The successor agreements were implemented effective in April 2002.

PSI Fuel Adjustment Charge PSI defers fuel costs that are recoverable in future periods subject to IURC approval under a fuel recovery mechanism. In June 2001, the IURC issued an order in a PSI fuel recovery proceeding, disallowing approximately $14 million of deferred costs. On June 26, 2001, PSI formally requested that the IURC reconsider its disallowance decision. In August 2001, the IURC indicated that it would reconsider its decision. In August 2002, the IURC issued its final ruling allowing PSI to fully recover the $14 million.

In June 2001, PSI filed a petition with the IURC requesting authority to recover $16 million in under billed deferred fuel costs incurred from March 2001 through May 2001. The IURC approved recovery of these costs subject to refund pending the findings of an investigative sub-docket. The sub-docket was opened to investigate the reasonableness of, and underlying reasons for, the under billed deferred fuel costs. A hearing was held in July 2002, and we anticipate a decision in the first quarter of 2003.

CWIP Ratemaking Treatment for NO_X Equipment During the third quarter of 2001, PSI filed an application with the IURC requesting CWIP ratemaking treatment for costs related to NO_X equipment currently being installed at certain PSI generation facilities. CWIP ratemaking treatment allows for the recovery of carrying costs on the equipment during the construction period. PSI filed its case-in-chief testimony in January 2002. In July 2002, the IURC approved the application allowing PSI to commence CWIP ratemaking treatment for its NO_X equipment investments made through December 31, 2001. Initially this rate adjustment will result in approximately a one percent increase in customer rates. Under the IURC's CWIP rules, PSI may update its CWIP tracker at six-month intervals. The IURC's July order also authorized PSI to defer, for subsequent recovery, post-in-service depreciation and to continue the accrual for AFUDC. Pursuant to Statement 92, the equity component of AFUDC will not be deferred for financial reporting.

In October 2002, PSI filed its first six-month CWIP tracker update with the IURC requesting approximately $11 million of additional revenue associated with investments made January 1, 2002 through June 30, 2002, for NO_X emission reduction equipment. The IURC authorized the recovery of these incremental expenditures in an order issued on January 29, 2003. The cumulative annual revenue to be recovered under this tracker is $28 million.

GAS INDUSTRY

ULH&P Gas Rate Case

In the second quarter of 2001, ULH&P filed a retail gas rate case with the KPSC seeking to increase base rates for natural gas distribution services and requesting recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with an estimated capital cost of $112 million over the next 10 years. A hearing on this matter was held in November 2001 and an order was issued in January 2002. In the order, the KPSC authorized a base rate increase of $2.7 million, or 2.8 percent overall, to be effective on January 31, 2002. In addition, the KPSC authorized ULH&P to implement the tracking mechanism to recover the costs of the accelerated gas main replacement program for an initial period of three years, with the possibility of renewal for the full 10 years. Per the terms of the order, the tracking mechanism will be set annually. The first filing was made in March 2002 and was approved by the KPSC in an order issued in August 2002. ULH&P filed an application for a certificate of public convenience and necessity with the KPSC in November 2002, to do cast iron and bare steel main replacement work in 2003 at an estimated cost of $14.1 million. The Kentucky Attorney General (Attorney General) has appealed the KPSC's approval of the tracking mechanism to the Franklin Circuit Court (Court) and has also appealed the KPSC's August 2002 order approving the new tracking mechanism rates. The KPSC's August 2002 order requires ULH&P to maintain records of the revenues collected under the tracking mechanism to enable ULH&P to refund such revenues, in case the Attorney General's appeal is upheld and the KPSC orders a refund. Amounts collected to date under this tracking mechanism are not material. ULH&P filed an application for rehearing with the KPSC in September 2002, in which ULH&P requested that the KPSC eliminate this requirement. In October 2002, the KPSC issued an order granting ULH&P's application for rehearing in part. The KPSC's order clarified that ULH&P must maintain its records of the revenues collected under the tracking mechanism in case a refund is ordered at a later date; however, the KPSC's order stated that it will not address the issue of whether to order a refund unless the Court rules that the KPSC lacked the requisite authority to approve the tracking mechanism. As a result, ULH&P will not record these revenues as subject to refund unless the Court so rules. At the present time, we cannot predict the outcome of this litigation.

CG&E Gas Rate Case

In the third quarter of 2001, CG&E filed a retail gas rate case with the PUCO seeking to increase base rates for natural gas distribution service and requesting recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with an estimated capital cost of $716 million over the next 10 years. CG&E entered into a settlement agreement with most of the parties and a hearing on this matter was held in April 2002. An order was issued in May 2002, in which the PUCO approved the settlement agreement and authorized a base rate increase of approximately $15 million, or 3.3 percent overall, to be effective on May 30, 2002. In addition, the PUCO authorized CG&E to implement the tracking mechanism to recover the costs of the accelerated gas main replacement program, subject to certain rate caps that increase in amount annually through May 2007, through the effective date of new rates in CG&E's next retail gas rate case. The PUCO's order was not appealed. In the fourth quarter of 2002, CG&E filed an application to increase its rates under the tracking mechanism by approximately $8 million or 2.4 percent. The PUCO is investigating the application and we expect that the increase will become effective in May 2003.

Gas Prices

While natural gas prices remained moderate for most of 2002, prices began to escalate during the fourth quarter. We expect prices to continue to rise throughout the 2002/2003 winter season. Price movement will be driven by the effects of weather conditions, availability of supply, and changes in demand and storage inventories. Currently, neither CG&E nor ULH&P profit from changes in the cost of gas. Natural gas purchase costs are passed directly to the customer dollar-for-dollar under the gas cost recovery mechanism that is mandated under state law.

In March 2002, ULH&P filed an application with the KPSC requesting approval of a gas procurement-hedging program designed to mitigate the effects of gas price volatility on customers. In June 2002, the KPSC approved the pilot program for the 2002/2003 heating season, subject to certain restrictions. The approved hedging program allows the pre-arranging of between 0-65 percent of winter heating season base load gas requirements. ULH&P made advance arrangements for approximately 23 percent of its winter 2002/2003 base load requirements under the program.

In July 2001, CG&E filed an application with the PUCO requesting approval of its gas procurement-hedging program. This request was subsequently denied. However, in denying CG&E's request for pre-approval of a hedging program, the PUCO order provided clarification that prudently incurred hedging costs are a valid component of CG&E's gas purchasing strategy. As a result, CG&E has hedged approximately 30 percent of its winter 2002/2003 base load requirements. CG&E will seek PUCO approval for its hedging program on an after the fact basis. At this time, we cannot predict the outcome of this request.

CG&E and ULH&P use primarily fixed price forward contracts and contracts with a ceiling and floor on the price. These contracts employ the normal purchases and sales exemption, and do not involve Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activity* (Statement 133), hedges.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

Energy Commodities Sensitivity

The transactions associated with Energy Merchant's energy marketing and trading activities give rise to various risks, including market risk. Market risk represents the potential risk of loss from adverse changes in market price of electricity or other energy commodities. As Energy Merchant continues to develop its energy marketing and trading business (and due to its substantial investment in generation assets), its exposure to movements in the price of electricity and other energy commodities may become greater. As a result, we may be subject to increased future earnings volatility.

The energy marketing and trading activities of Energy Merchant principally consist of Marketing & Trading's natural gas marketing and trading operations, Cinergy Global Trading Limited's (Global Trading) European natural gas and power trading operations, and CG&E's and PSI's power marketing and trading operations. In April 2002, CG&E and PSI executed a new joint operating agreement whereby new power marketing and trading contracts of the participants since April 2002 are originated on behalf of CG&E. See the Termination of Operating Agreement section for additional information.

Our domestic operations market and trade over-the-counter (an informal market where the buying/selling of commodities occurs) contracts for the purchase and sale of electricity (primarily in the Midwest region of the U.S.), natural gas, and other energy-related products. In addition, our domestic operations also market and trade natural gas and other energy-related products on the New York Mercantile Exchange. Global Trading's operations trade over-the-counter contracts for the purchase and sale of natural gas and electricity (both primarily in the United Kingdom). Global Trading also trades natural gas on the International Petroleum Exchange.

Many of the contracts in both the accrual and trading portfolios commit us to purchase or sell electricity, natural gas, and other energy-related products at fixed prices in the future. The majority of the contracts in the natural gas and other energy-related product portfolios are financially settled contracts (i.e., there is no physical delivery related with these items). In addition, Energy Merchant also markets and trades over-the-counter option contracts. The use of these types of commodity instruments is designed to allow Energy Merchant to:

- manage and economically hedge contractual commitments;
- reduce exposure relative to the volatility of cash market prices;
- take advantage of selected arbitrage opportunities; and
- originate customized transactions with municipalities and end-use customers.

Energy Merchant structures and modifies its net position to capture the following:

- expected changes in future demand;
- seasonal market pricing characteristics;
- overall market sentiment; and
- price relationships between different time periods and trading regions.

At times, a net open position is created or is allowed to continue when Energy Merchant believes future changes in prices and market conditions may possibly result in profitable positions. Position imbalances can also occur due to the basic lack of liquidity in the wholesale power market. The existence of net open positions can potentially result in an adverse impact on our financial condition or results of operations. This potential adverse impact could be realized if the market price of electric power does not react in the manner or direction expected. Cinergy's Risk Management Control Policy contains limits associated with the overall size of net open positions for each trading operation and for Cinergy in total.

Value at Risk (VaR) Energy Merchant measures the market risk inherent in the trading portfolio employing VaR analysis and other methodologies, which utilize forward price curves in electric power and natural gas markets to quantify estimates of the magnitude and probability of future value changes related to open contract positions. VaR is a statistical measure used to quantify the potential change in fair value of the trading portfolio over a particular period of time, with a specified likelihood of occurrence, due to market movement. Energy Merchant, through some of our non-regulated subsidiaries, markets physical natural gas and electricity and trades derivative commodity instruments which are usually settled in cash including: forwards, futures, swaps, and options. Any transaction, whether settled physically or financially, that is included in our fair value power and gas accounting results is included in the VaR calculation.

Our VaR is reported based on a 95 percent confidence interval, utilizing a one-day holding period. This means that on a given day (one-day holding period) there is a 95 percent chance (confidence level) that our trading portfolio will not change more than the stated amount. Our VaR model uses the variance-covariance statistical modeling technique and historical volatilities and correlations over the past 21-trading day period. During 2002, Cinergy revised the sample horizon used for calculating historical volatility and correlation for power prices from 200 trading days to 21 trading days. This revision was made to be consistent with the calculation methodology used for natural gas and to comply with the common practice in the industry of using a 21-trading day sample period for power. The 2001 VaR information included in the chart below has not been restated to reflect this change. The average VaR for 2001 was calculated using a simple quarterly average. The 2002 average VaR was calculated using an average of trading days over the entire year. The high and low VaR for 2001 were based on quarterly VaR calculations. The high and low VaR for 2002 were based on an entire year of trading day calculations. The market prices used to calculate VaR are obtained from exchanges and over-the-counter markets when available, established pricing models and other factors including market volatility, the time value of money, and location differentials. The VaR for Cinergy's trading portfolio is presented in the table below:

VaR Associated with Energy Trading Contracts

(dollars in millions)	2002		2001	
	Trading VaR	Percentage of Operating Income	Trading VaR	Percentage of Operating Income
95% confidence level, one-day holding period, one-tailed				
December 31	$1.6	0.2%	$ 6.0	0.6%
Average for the twelve months ended December 31	2.1	0.3	7.8	0.8
High for the twelve months ended December 31	3.7	0.5	11.9	1.3
Low for the twelve months ended December 31	0.5	0.1	4.9	0.5

Changes in Fair Value The changes in fair value of the energy risk management assets and liabilities for the years ended December 31, 2002 and 2001, are presented in the table below:

	Changes in Fair Value	
(in millions)	2002	2001
Fair value of contracts outstanding at the beginning of period:	$ 18	$(78)
Inception value of new contracts when entered [1]	6	29
Changes in fair value attributable to changes in valuation techniques and assumptions [2]	14	10
Other changes in fair value [3]	89	53
Option premiums paid/(received)	20	15
Contract reclassifications [4]	14	–
Contract acquisition [5]	(16)	–
Contracts settled	(70)	(11)
Fair value of contracts outstanding at end of period	$ 75	$ 18

(1) Represents fair value, recognized in income, attributable to long-term, structured contracts, primarily in power, which is recorded on the date a deal is signed. These contracts are primarily with end-use customers or municipalities that seek to limit their risk to power price volatility. While caps and floors often exist in such contracts, the amount of power supplied can vary from hour to hour to mirror the customers' load volatility. See Accounting Changes for additional information regarding inception gains.

(2) Represents changes in fair value recognized in income, caused by changes in assumptions used in calculating fair value or changes in modeling techniques.

(3) Represents changes in fair value, recognized in income, primarily attributable to fluctuations in price. This amount includes both realized and unrealized gains on energy trading contracts.

(4) Includes reclassifications of the settlement value of contracts that have been terminated as a result of counterparty non-performance to Non-Current Liabilities — Other. These contracts no longer have price risk and are therefore not considered energy trading contracts.

(5) Capital & Trading acquired a portfolio of gas contracts and inventory in July 2002. This amount represents the fair value of net Energy risk management liabilities assumed. There was no inception gain or loss recognized at the date of acquisition.

The following table presents the expected maturity of the *Energy risk management assets* and *Energy risk management liabilities* as of December 31, 2002:

(in millions)	Fair Value of Contracts at December 31, 2002				
	Maturing				Total
Source of Fair Value [1]	2003	2004-2005	2006-2007	Thereafter	Fair Value
Prices actively quoted	$33	$(23)	$ –	$ –	$10
Prices based on models and other valuation methods	23	26	7	9	65
Total	$56	$ 3	$ 7	$ 9	$75

(1) Active quotes are considered to be available for two years for standard electricity transactions and three years for standard gas transactions. Non-standard transactions are classified based on the extent, if any, of modeling used in determining fair value. Long-term transactions can have portions in both categories depending on the tenor.

Concentrations of Credit Risk

Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

Trade Receivables and Physical Power Portfolio Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with the traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2002, we believe the likelihood of significant losses associated with credit risk in our trade accounts receivable or our physical power portfolio is remote.

Energy Trading Credit Risk Cinergy's extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines document the management approval levels for credit limits, evaluation of creditworthiness, and credit risk mitigation procedures. Exposures to credit risks are monitored daily by the Corporate Credit Risk function. As of December 31, 2002, approximately 96 percent of the credit exposure related to energy trading and marketing activity was with counterparties rated Investment Grade or the counterparties' obligations were guaranteed by a parent company or other entity rated Investment Grade. No single non-investment grade counterparty accounts for more than one percent of our total credit exposure. Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk is generally greater than with other commodity trading.

In December 2001, Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Southern District of New York. We decreased our trading activities with Enron in the months prior to its bankruptcy filing. We intend to resolve any contract differences pursuant to the terms of those contracts, business practices, and the applicable provisions of the Bankruptcy Code, as approved by the court. While we cannot predict the resolution of these matters, we do not believe that any exposure relating to those contracts would have a material impact on our financial position or results of operations.

We continually review and monitor our credit exposure to all counterparties and secondary counterparties. If appropriate, we may adjust our credit reserves to attempt to compensate for increased credit risk within the industry. Counterparty credit limits may be adjusted on a daily basis in response to changes in a counterparty's financial status, or public debt ratings.

Financial Derivatives   Potential exposure to credit risk also exists from our use of financial derivatives such as currency swaps, foreign exchange forward contracts, interest rate swaps, and treasury locks. Because these financial instruments are transacted with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

Risk Management   We manage, on a portfolio basis, the market risks in our energy marketing and trading transactions subject to parameters established by our Risk Policy Committee. Our market and credit risks are monitored by the Global Risk Management function to ensure compliance with stated risk management policies and procedures. The Global Risk Management function operates independently from the business units and other corporate functions, which originate and actively manage the market risk exposures. Policies and procedures are periodically reviewed to ensure their responsiveness to changing market and business conditions. Credit risk mitigation practices include requiring parent company guarantees, various forms of collateral, and the use of mutual netting/closeout agreements.

Exchange Rate Sensitivity   Cinergy has exposure to fluctuations in exchange rates between the U.S. dollar and the currencies of foreign countries where we have investments. When it is appropriate we will hedge our exposure to cash flow transactions, such as a dividend payment by one of our foreign subsidiaries.

Interest Rate Sensitivity   Our net exposure to changes in interest rates primarily consists of short-term debt instruments and certain pollution control debt. The following table reflects the different instruments used and the method of benchmarking interest rates, as of December 31, 2002:

(in millions)	Interest Benchmark	2002
Short-term Bank Loans/Commercial Paper	▫ Short-term Money Market ▫ LIBOR[(1)]	$521
Pollution Control Debt	▫ Daily Market ▫ Auction Rate	147

(1) London Inter-Bank Offered Rate (LIBOR)

The weighted-average interest rates on the above instruments at December 31, 2002, were as follows:

	2002
Short-term Bank Loans/Commercial Paper	1.9%
Pollution Control Debt	1.8%

At December 31, 2002, forward yield curves project an increase in applicable short-term interest rates over the next five years.

The following table presents principal cash repayments, by maturity date and other selected information, for long-term fixed-rate debt, other debt, and capital lease obligations as of December 31, 2002:

(dollars in millions)	Expected Maturity Date							
Liabilities	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Long-term Debt [1]	$176	$812	$201 [4][5]	$328	$367	$2,088	$3,972	$4,166
Weighted-average interest rate [2]	6.2%	5.6%	6.8%	6.7%	7.6%	6.2%	6.3%	
Other [3]	$ 15	$ 3	$ 3	$ 7	$ 7	$ 263	$ 298	$ 315
Weighted-average interest rate [2]	6.7%	5.9%	6.0%	5.3%	5.4%	6.3%	6.3%	
Capital Leases								
Fixed-rate leases	$ 4	$ 4	$ 4	$ 4	$ 5	$ 22	$ 43	$ 43
Weighted-average interest rate [2]	5.8%	5.8%	5.8%	5.7%	5.7%	5.2%	5.5%	

(1) Long-term Debt includes amounts reflected as Long-term debt due within one year.

(2) The weighted-average interest rate is calculated as follows: (1) for Long-term Debt and Other, the weighted-average interest rate is based on the interest rates at December 31, 2002, of the debt that is maturing in the year reported; and (2) for Capital Leases, the weighted-average interest rate is based on the average interest rate of the lease payments made during the year reported.

(3) Long-term Debt related to investments under Global Resources.

(4) Includes 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate resets on August 1, 2005.

(5) Includes 6.90% Debentures due June 1, 2025, reflected as maturing in 2005, as the debentures are putable to CG&E at the option of the holders on June 1, 2005.

Our current policy in managing exposure to fluctuations in interest rates is to maintain approximately 30 percent of the total amount of outstanding debt in floating interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under the swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated on an agreed upon notional amount. CG&E has an outstanding interest rate swap agreement that decreased the percentage of floating-rate debt. Under the provisions of the swap, which has a notional amount of $100 million, CG&E pays a fixed-rate and receives a floating-rate through October 2007. This swap qualifies as a cash flow hedge under the provisions of Statement 133. As the terms of the swap agreement mirror the terms of the debt agreement that it is hedging, we anticipate that this swap will continue to be effective as a hedge. Changes in fair value of this swap are recorded in *Accumulated other comprehensive income (loss)*, beginning with our adoption of Statement 133 on January 1, 2001. Cinergy Corp. has three outstanding interest rate swaps with a combined notional amount of $250 million. Under the provisions of the swaps, Cinergy Corp. will receive fixed-rate interest payments and pay floating-rate interest payments through September 2004. These swaps qualify as fair value hedges under the provisions of Statement 133. We anticipate that these swaps will continue to be effective as hedges. See Note 1(l) of the Notes to Financial Statements for additional information on financial derivatives. In the future, we will continually monitor market conditions to evaluate whether to modify our level of exposure to fluctuations in interest rates.

INFLATION

We believe that the recent inflation rates do not materially impact our financial condition. However, under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs may not be adequate to replace plant in future years.

ACCOUNTING MATTERS

Critical Accounting Policies

Preparation of financial statements and related disclosures in compliance with GAAP requires the use of assumptions and estimates. In certain instances, the application of GAAP requires judgments regarding future events, including the likelihood of success of particular initiatives, legal and regulatory challenges, and anticipated recovery of costs. Therefore, the possibility exists for materially different reported amounts under different conditions or assumptions. The following discusses relevant accounting policies and should be read in conjunction with the Notes to Financial Statements.

Fair Value Accounting for Energy Marketing and Trading
We use fair value accounting for energy trading contracts, which is required, with certain exceptions, by Statement 133. Short-term contracts used in our trading activities are generally priced using exchange based or over-the-counter price quotes. Long-term contracts typically must be valued using model pricing due to the lack of actively quoted prices. The period for which actively quoted prices are available varies by commodity and pricing point, but is generally shorter for electricity than gas. Use of model pricing requires estimation surrounding factors such as volatility and future price expectations beyond the actively quoted portion of the price curve. In addition, some contracts do not have fixed notional amounts and therefore must be valued using estimates of volumes to be consumed by the counterparty. See Changes in Fair Value for additional information.

We measure these risks by using complex valuation tools, both external and proprietary, which allow us to model prices for periods for which active quotes are unavailable. These models are dynamic and are continuously updated with the most recent data to improve estimates of future expectations. We measure risks for contracts that do not contain fixed notional amounts by obtaining historical data and projecting expected consumption. These models incorporate expectations surrounding the impacts that weather may play in future consumption. The results of these measures assist us in managing such risks within our portfolio. We also have a Corporate Risk Management function within Cinergy that is independent of the marketing and trading function and is under the oversight of a risk policy committee comprised primarily of senior company executives. This group provides an independent evaluation of both forward price curves and the valuation of energy contracts. See Value at Risk for additional information.

There is inherent risk in valuation modeling given the complexity and volatility of energy markets. Fair value accounting has risk, including its application to short-term contracts, as gains and losses recorded through its use are not yet realized. Therefore, it is possible that results in future periods may be materially different as contracts are ultimately settled.

For financial reporting purposes, assets and liabilities associated with energy trading transactions accounted for using fair value are reflected on our Consolidated Balance Sheets as *Energy risk management assets current* and *non-current* and *Energy risk management liabilities current* and *non-current*, classified pursuant to each contract's tenor. Net gains and losses resulting from revaluation of contracts during the period are recognized currently in our Consolidated Statements of Income.

Retail Customer Revenue Recognition Our retail revenues include amounts that are not yet billed to customers. Customers are billed throughout the month as both gas and electric meters are read. We recognize revenues for retail energy sales that have not yet been billed, but where gas or electricity has been consumed. This is termed "unbilled revenue" and is a widely recognized and accepted practice for utilities. In making our estimates of unbilled revenue we use complex systems that consider various factors, including weather, in our calculation of retail customer consumption at the end of each month. Given the use of these systems and the fact that customers are billed monthly, we believe it is unlikely that materially different results will occur in future periods when revenue is billed. Related receivables are sold under the accounts receivable sales agreement and therefore are not reflected on our Consolidated Balance Sheets. See Note 6 of the Notes to Financial Statements for additional information. The amount of unbilled revenues as of December 31, 2002, 2001, and 2000, were $153 million, $172 million, and $231 million, respectively.

Regulatory Accounting Our operating companies are regulated utility companies. Except with respect to the electric generation-related assets and liabilities of CG&E, the companies apply the provisions of Statement 71. In accordance with Statement 71, regulatory actions may result in accounting treatment different from that of non-rate regulated companies. The deferral of costs (as regulatory assets) or accrual of refund obligations (as regulatory liabilities) may be appropriate when the future recovery of such costs or making of refunds is probable. In assessing probability, we consider such factors as regulatory precedent and the current regulatory environment. To the extent recovery of costs is no longer deemed probable, related regulatory assets would be required to be recognized in current period earnings.

At December 31, 2002, regulatory assets totaled $605 million for CG&E, including its subsidiaries, and $418 million for PSI. Current rates include the recovery of $598 million for CG&E, including its subsidiaries, and $360 million for PSI. Of the $58 million not yet approved for recovery by PSI, $42 million relates to reorganization costs incurred in connection with the merger with CG&E. Deferral of these costs for subsequent recovery was previously authorized by the IURC. PSI will request recovery of these costs in its rate testimony expected to be filed in March 2003. Should the IURC deny recovery of those costs, a charge to current period earnings would be required. See Note 1(c) of the Notes to Financial Statements for additional detail regarding regulatory assets.

Pension and Other Postretirement Benefits Cinergy's reported costs of providing pension and other postretirement benefits (as described in Note 9 of the Notes to Financial Statements) are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension costs associated with our defined benefit pension plans, for example, are impacted by employee demographics (including age, compensation levels, and employment periods), the level of contributions we make to the plan, and earnings on plan assets. Changes made to the provisions of the plan may impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

In accordance with Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* (Statement 87), changes in pension obligations associated with the above factors may not be immediately recognized as pension costs on the income statement, but may be deferred and amortized in the future over the average remaining service period of active plan participants to the extent that Statement 87 recognition provisions are triggered. For the years ended December 31, 2002, 2001, and 2000, we recorded pension costs for our defined benefit pension plans (including early retirement program costs recognized in accordance with Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* (Statement 88)) of approximately $68 million, $32 million, and $44 million, respectively.

Our pension plan assets are principally comprised of equity and fixed income investments. Differences between actual portfolio returns and expected returns may result in increased or decreased pension costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension costs.

In selecting our discount rate assumption we considered rates of return on high-quality fixed-income investments that are expected to be available through the maturity dates of the pension benefits. In establishing our expected long-term rate of return assumption, we utilize analysis prepared by our investment advisor. Our expected long-term rate of return on pension plan assets is based on our targeted asset allocation assumption of 60 percent equity investments and 40 percent fixed income investments. Our 60 percent equity investment target includes allocations to domestic, international, and emerging markets managers. Our asset allocation is designed to achieve a moderate level of overall portfolio risk in keeping with Cinergy's desired risk objective. We regularly review our asset allocation and periodically rebalance our investments to our targeted allocation as appropriate.

We base our determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual fair value of assets.

Based on our assumed long-term rate of return of 9 percent, discount rate of 6.75 percent, and various other assumptions, we estimate that our pension costs associated with our defined benefit pension plans will increase from $29 million (excluding Statement 88 costs) in 2002 to approximately $53 million in 2003. Modifying the expected long-term rate of return on our pension plan assets by .25 percent would change pension costs for 2003 by approximately $2 million. Modifying the discount rate assumption by .25 percent would change 2003 pension costs by approximately $3 million.

Other postretirement benefit costs are impacted by employee demographics, per capita claims costs, and health care cost trend rates. Other postretirement benefit costs may also be significantly affected by changes in key actuarial assumptions, including the discount rates used in determining the accumulated postretirement benefit obligation and the postretirement benefit costs. In accordance with Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (Statement 106), changes in postretirement benefit obligations associated with these factors may not be immediately recognized as postretirement benefit costs but may be deferred and amortized in the future over the average remaining service period of active plan participants to the extent that Statement 106 recognition provisions are triggered. For the years ended December 31, 2002, 2001, and 2000, we recorded other postretirement benefit costs of approximately $29 million, $27 million, and $25 million, respectively, in accordance with the provisions of Statement 106. Based upon a discount rate of 6.75 percent and various other assumptions, we estimate that our other postretirement benefit costs will increase from $29 million in 2002 to approximately $35 million in 2003.

Impairment of Long-lived Assets Current accounting standards require long-lived assets be measured for impairment whenever indicators of impairment exist. If deemed impaired under the standards, assets are written down to fair value with a charge to current period earnings. As a producer of electricity, Cinergy, CG&E, and PSI are owners of generating plants which are largely coal-fired. At December 31, 2002, the carrying value of these generating plants is $4 billion for Cinergy, $2 billion for CG&E and $2 billion for PSI. As a result of the various emissions and by-products of coal consumption, the companies are subject to extensive environmental regulations and are currently subject to a number of environmental contingencies. See Note 11 of the Notes to Financial Statements for additional information. While we cannot predict the potential affect the resolution of these matters will have on our financial position or results of operations, we believe that these assets are not impaired. In making this assessment, we consider such factors as the expected ability to recover additional investment in environmental compliance expenditures, the relative pricing of wholesale electricity in the region, the anticipated demand, and the cost of fuel. We will continue to evaluate these assets for impairment when events or circumstances indicate the carrying value may not be recoverable.

Accounting Changes

Energy Trading The Emerging Issues Task Force (EITF) has been discussing several issues related to the accounting and disclosure of energy trading activities under EITF 98-10, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities* (EITF 98-10). In October 2002, the EITF reached consensus in EITF Issue 02-3, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities* to (a) rescind EITF 98-10, (b) generally preclude the recognition of gains at the inception of new derivatives, and (c) require all realized and unrealized gains and losses on energy trading derivatives to be presented net in the Consolidated Statements of Income, whether or not settled physically.

The consensus to rescind EITF 98-10 will require all energy trading contracts that do not qualify as derivatives to be accounted for on an accrual basis, rather than at fair value. The consensus was immediately effective for all new contracts executed after October 25, 2002, and will require a cumulative effect adjustment to income, net of tax, on January 1, 2003, for all contracts executed on or prior to October 25, 2002. The cumulative effect adjustment, on a net of tax basis, will be a loss of approximately $13 million, which includes primarily the impact of coal contracts accounted for at fair value, gas inventory accounted for at fair value, and certain gas contracts. We expect the value of these items to be realized when the contracts settle. The general restriction on recognition of inception gains is not expected to have a material impact on our future financial position or results of operations.

The consensus to require all gains and losses on energy trading derivatives to be presented net in the Consolidated Statements of Income is effective beginning January 1, 2003, and will require restatement for all periods presented. This will result in substantial reductions in reported *Operating Revenues, Fuel and purchased and exchanged power* expense, and *Gas purchased* expense. However, *Operating Income* and *Net Income* will not be affected by this change. Pro-forma *Operating Revenues* for the year ended December 31, 2002, under this requirement would have been approximately $4 billion.

Business Combinations and Intangible Assets In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (Statement 141), and Statement 142. Statement 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of Statement 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. Statement 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments discussed in Note 16 of the Notes to Financial Statements. Under Statement 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying Statement 141 in the third quarter of 2001 and Statement 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. We finalized our transition impairment test in the fourth quarter of 2002 and have recognized a non-cash impairment charge of approximately $11 million (net of tax) for goodwill related to certain of our international assets. This charge reflects a general decline in value of international assets. Additionally, Cinergy's combined heat and power plants located in the Czech Republic faced downward pressure in their selling prices for electricity due to the continued restructuring of the market in that country. In calculating this impairment charge, the fair value of the reporting unit was determined through both discounted cash flow analysis and offers being considered on certain businesses within the reporting unit. This amount is reflected in the Consolidated Statements of Income as a *Cumulative effect of a change in accounting principle, net of tax.* While Statement 142 did not require the initial transition impairment test to be completed until December 31, 2002, it requires any transition impairment charge to be reflected as of January 1, 2002. As such, Note 14 of the Notes to Financial Statements reconciles *Net Income* and *Earnings Per Share* from the amounts originally presented in the first quarter of 2002 to the amounts revised for this change. We will continue to perform goodwill impairment tests annually, as required by Statement 142, or when circumstances indicate that the fair value of a reporting unit has declined significantly.

Asset Retirement Obligations In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143), which requires fair value recognition of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred. The initial recognition of this liability will be accompanied by a corresponding increase in property, plant, and equipment. Subsequent to the initial recognition, the liability will be adjusted for any revisions to the expected cash flows of the retirement obligation (with corresponding adjustments to property, plant, and equipment), and for accretion of the liability due to the passage of time (recognized as an operating expense). Additional depreciation expense will be recorded prospectively for any property, plant, and equipment increases. We adopted Statement 143 on January 1, 2003. The impact of adoption on our results of operations will be reflected as a cumulative effect adjustment to income, net of tax.

We currently accrue costs of removal on many long-lived assets through depreciation expense if we believe removal of the assets at the end of their useful life is likely. The SEC staff has interpreted Statement 143 to disallow the accrual of cost of removal when no obligation exists under Statement 143, even if removal of the asset is likely. Any amounts currently recorded in *Accumulated depreciation* must be removed through the cumulative effect adjustment on January 1, 2003. However, if accruing cost of removal is allowed for ratemaking purposes and Statement 71 is applicable, accumulated cost of removal will not be reversed upon adoption of Statement 143. Rather, the amount of accrued cost of removal will remain, but will be disclosed in all future periods. Our operating companies, except for the generation assets of CG&E, expect to continue to accrue costs of removal under Statement 71.

We are finalizing our evaluation of the impact of adopting Statement 143. However, we have not determined whether its impact will be material pending (a) resolution of certain legal conclusions and (b) final calculations on the amount of accumulated cost of removal to be reversed upon adoption for CG&E's generation assets.

Derivatives During 1998, the FASB issued Statement 133. This standard was effective for Cinergy beginning in 2001, and requires us to record derivative instruments, which are not exempt under certain provisions of Statement 133, as assets or liabilities, measured at fair value (i.e., mark-to-market). Our financial statements reflect the adoption of Statement 133 in the first quarter of 2001. Since many of our derivatives were previously required to use fair value accounting, the effects of implementation were not material.

Our adoption did not reflect the potential impact of applying fair value accounting to selected electricity options and capacity contracts. We had not historically accounted for these instruments at fair value because they were intended as either hedges of peak period exposure or sales contracts served with physical generation, neither of which were considered trading activities. At adoption, we classified these contracts as normal purchases or sales based on our interpretation of Statement 133 and in the absence of definitive guidance on such contracts. In June 2001, the FASB staff issued guidance on the application of the normal purchases and sales exemption to electricity contracts containing characteristics of options. While many of the criteria in this guidance are consistent with the existing guidance in Statement 133, some criteria were added. We adopted the new guidance in the third quarter of 2001, and the effects of implementation for these contracts were not material to our financial position or results of operations. We will continue to apply this guidance to any new electricity contracts that meet the definition of a derivative.

In December 2001, the FASB staff revised the current guidance to make the evaluation of whether electricity contracts qualify as normal purchases and sales more qualitative than quantitative. This new guidance uses several factors to distinguish between capacity contracts, which qualify for the normal purchases and sales exemption, and options, which do not. These factors include deal tenor, pricing structure, specification of the source of power, and various other factors. We adopted this guidance in the third quarter of 2002, and its impact was not material to our financial position or results of operations.

In October 2001, the FASB staff released final guidance on the applicability of the normal purchases and sales exemption to contracts that contain a minimum quantity (a forward component) and flexibility to take additional quantity at a fixed price (an option component). While this guidance was issued primarily to address optionality in fuel supply contracts, it applies to all derivatives (subject to certain exceptions for capacity contracts in electricity discussed in the previous paragraphs). This guidance concludes that such contracts are not eligible for the normal purchases and sales exemption due to the existence of optionality in the contract. We adopted this guidance in the second quarter of 2002, consistent with the transition provisions. Cinergy has certain contracts that contain fixed-price optionality, primarily coal contracts, which we reviewed to determine the impact of this new guidance. Due to a lack of liquidity with respect to coal markets in our region, we determined that our coal contracts do not meet the net settlement criteria of Statement 133 and thus do not qualify as derivatives. Given these conclusions, the results of applying this new guidance were not material to our financial position or results of operations.

In May 2002, the FASB issued an exposure draft that would amend Statement 133 to incorporate certain implementation conclusions reached by the FASB staff. We do not believe the amendments, as currently drafted, will have a material effect on our financial position or results of operations.

Asset Impairment In August 2001, the FASB issued Statement 144, which addresses accounting and reporting for the impairment or disposal of long-lived assets. Statement 144 was effective beginning with the first quarter of 2002. The impact of implementation on our financial position or results of operations was not material.

Exit Activities In August 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (Statement 146). Statement 146 addresses accounting and reporting for the recognition of exit costs, including, but not limited to, one-time employee benefit terminations, contract cancellations, and facility consolidations. This statement requires that such costs be recognized only when they meet the definition of a liability under GAAP. However, Statement 146 applies only to exit activities initiated in 2003 and after. All costs recorded through December 31, 2002, are unaffected by this pronouncement. The impact of implementation on our financial position or results of operations is not expected to be material.

Accounting for Stock-Based Compensation We have historically accounted for our stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). In July 2002, Cinergy announced that it would adopt Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (Statement 123) for all employee awards granted or modified after January 1, 2003, and would begin measuring the compensation cost of stock-based awards under the fair value method. In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* (Statement 148), which amends Statement 123 and APB Opinion No. 28, *Interim Financial Reporting*. Statement 148 provides alternative methods of transition to Statement 123 and more expanded disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. We adopted Statement 148 on January 1, 2003, and have adopted the transition provisions that require expensing options prospectively in the year of adoption, consistent with the original pronouncement. Existing awards will continue to follow the intrinsic value method prescribed by APB 25. The impact of adoption on our financial position and results of operations, assuming award levels and fair values similar to past years, is not material. This change will primarily impact the accounting for stock options and other performance based awards related to the Cinergy Corp. 1996 Long-Term Incentive Compensation Plan and Cinergy Corp. Employee Stock Purchase and Savings Plan. See Note 2 of the Notes to Financial Statements for additional information.

Guarantees In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (Interpretation 45). Interpretation 45 addresses accounting and reporting obligations under certain guarantees. It requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 are applicable to guarantees issued or modified after December 31, 2002. However, the incremental disclosure requirements in Interpretation 45 are effective for this annual report. The impact of implementation on our financial position or results of operations is not expected to be material. For a further discussion of guarantees, see Note 11(b) of the Notes to Financial Statements.

Consolidation of Special Purpose Entities The FASB issued Interpretation 46 in January 2003. This interpretation will significantly change the consolidation requirements for SPEs. We have begun reviewing the impact of this interpretation but have not yet concluded whether consolidation of certain SPEs will be required. There are two SPEs for which consolidation may be required. These SPEs have individual power sale agreements to an unrelated third party for approximately 45 MW, ending in 2009, and 35 MW, ending in 2016. In addition, the SPEs have individual power purchase agreements with Capital & Trading to supply the power. Capital & Trading also provides various services, including certain credit support facilities.

Cinergy's quantifiable exposure to loss as a result of involvement with these two SPEs is $28 million, which includes investments in these entities of $3 million and exposure under the capped credit facilities of approximately $25 million. There is also a non-capped facility, but it can only be called upon in the event the SPE breaches representations, violates covenants, or other unlikely events.

If appropriate, consolidation of all assets and liabilities of these two SPEs, at their carrying values, will be required in the third quarter of 2003. Approximately $225 million of non-recourse debt would be included in our Consolidated Balance Sheets upon initial consolidation. However, the impact on our results of operations would be expected to be immaterial.

Cinergy believes that its accounts receivable sale facility, as discussed in Note 6 of the Notes to Financial Statements, would remain unconsolidated since it involves transfers of financial assets to a qualifying SPE, which is exempted from consolidation by Statement 140 and this interpretation.

Other Matters

Voluntary Early Retirement Programs (VERP) Throughout 2002, Cinergy offered various VERP to the following employee groups:

Employee Group	Number of Employees Offered VERP	Number of Employees Elected VERP
Non-union	279	213
Utility Workers Union of America[1]	70	41
International Brotherhood of Electrical Workers (#1393 and #1347)	75	48
Total	424	302

(1) Union was formerly named the Independent Utilities Union.

As a result of the employees accepting a VERP in 2002, Cinergy recorded an expense of approximately $43 million.

New Business Initiatives In the third quarter of 2002, Capital & Trading completed an acquisition of a coal-based synthetic fuel production facility which converts coal feedstock into synthetic fuel for sale to a third party. The cost of this acquisition was approximately $60 million. The synthetic fuel produced at this facility qualifies for tax credits in accordance with Section 29 of the Internal Revenue Code. Eligibility for these tax credits expires in 2007. We anticipate these tax credits will benefit our net income.

Federal Tax Law Changes In March 2002, President Bush signed into law the Job Creation and Worker Assistance Act of 2002, also known as the Economic Stimulus Package. The primary benefit to Cinergy is the allowance of additional first-year depreciation deductions for tax purposes, equal to 30 percent of the adjusted tax basis of qualified property. This provision applies to qualifying additions after September 11, 2001. The provisions of this bill will not have a material impact on our financial position or results of operations.

Indiana Tax Law Changes In June 2002, the Indiana Legislature passed a bill, which was signed by the Governor, containing new tax law provisions in Indiana that apply to both utility and non-utility companies with operations in the state. After review of the new provisions, we do not believe that these changes will materially impact Cinergy.

PUCO Review of Financial Condition of Ohio Regulated Utilities In October 2002, as the result of recent financial problems experienced by certain public utility companies and the current state of the economy, the PUCO issued an order initiating a review of the financial condition of the 19 large public utilities (gas, electric, and telecommunication) serving Ohio customers, including CG&E. The PUCO intends to identify available measures to ensure that the regulated operations of the Ohio public utilities are not adversely impacted by the parent or affiliate companies' unregulated operations. The PUCO requested initial comments and reply comments by November 12, 2002, and November 22, 2002, respectively, regarding how the review should be conducted and on the potential measures the PUCO could take to protect the financial condition of the regulated utilities. CG&E filed comments; however, we cannot predict the outcome of this review at this time.

Shareholder Rights Plan In July 2000, Cinergy Corp.'s board of directors approved a Shareholder Rights Plan. Under the plan, each shareholder of record on October 30, 2000, received, as a dividend, a right to purchase from Cinergy Corp. one share of common stock at a price of $100. The rights were scheduled to expire in October 2010.

As part of its dedication to ensure a leadership position in adopting corporate governance practices that are considered best in class, in August 2002 Cinergy Corp.'s board of directors approved a resolution to accelerate the termination date of the company's Shareholder Rights Plan. Under the resolution, the company terminated the plan, effective September 16, 2002. The company also amended the contract with the plan's agent and notified the SEC and the New York Stock Exchange of the change.

CONSOLIDATED STATEMENTS *of* INCOME

(in thousands, except per share amounts)	2002	2001	2000
Operating Revenues (Note 1(q)*(i)*)			
Electric	$ 6,912,349	$ 8,255,847	$5,359,358
Gas	4,916,919	4,662,916	2,941,753
Other	130,813	78,246	95,969
Total Operating Revenues	11,960,081	12,997,009	8,397,080
Operating Expenses			
Fuel and purchased and exchanged power (Note 1(q)*(i)*)	4,511,891	6,005,803	3,139,274
Gas purchased (Note 1(q)*(i)*)	4,668,941	4,431,899	2,674,449
Operation and maintenance	1,298,398	1,013,326	1,112,255
Depreciation	414,004	374,399	341,927
Taxes other than income taxes	263,002	227,652	268,346
Total Operating Expenses	11,156,236	12,053,079	7,536,251
Operating Income	803,845	943,930	860,829
Equity in Earnings (Losses) of Unconsolidated Subsidiaries	15,261	1,494	6,231
Miscellaneous — Net	12,288	39,672	13,282
Interest	249,906	265,792	223,615
Preferred Dividend Requirement of Subsidiary Trust (Note 3)	23,832	1,067	–
Income Before Taxes	557,656	718,237	656,727
Income Taxes (Note 10)	157,320	255,978	251,607
Preferred Dividend Requirements of Subsidiaries	3,433	3,433	4,585
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle	396,903	458,826	400,535
Discontinued operations, net of tax (Note 15)	(25,428)	(16,547)	(1,069)
Cumulative effect of a change in accounting principle, net of tax (Note 14)	(10,899)	–	–
Net Income	$ 360,576	$ 442,279	$ 399,466
Average Common Shares Outstanding	167,047	159,110	158,938
Earnings Per Common Share (Note 17)			
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle	$ 2.37	$ 2.88	$ 2.52
Discontinued operations, net of tax	(0.15)	(0.10)	(0.01)
Cumulative effect of a change in accounting principle, net of tax	(0.06)	–	–
Net Income	$ 2.16	$ 2.78	$ 2.51
Earnings Per Common Share — Assuming Dilution (Note 17)			
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle	$ 2.34	$ 2.85	$ 2.51
Discontinued operations, net of tax	(0.15)	(0.10)	(0.01)
Cumulative effect of a change in accounting principle, net of tax	(0.06)	–	–
Net Income	$ 2.13	$ 2.75	$ 2.50
Dividends Declared Per Common Share	$ 1.80	$ 1.80	$ 1.80

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

(in thousands)	December 31 2002	2001
Current Assets		
Cash and cash equivalents	$ 221,083	$ 111,067
Restricted deposits	8,116	8,055
Notes receivable (Note 6)	135,873	31,173
Accounts receivable less accumulated provision for doubtful accounts of $16,374 at December 31, 2002, and $34,110 at December 31, 2001 (Note 6)	1,292,410	1,116,225
Materials, supplies, and fuel (Note 1(f))	319,456	239,648
Energy risk management current assets (Note 1(m))	464,028	449,397
Prepayments and other	118,208	110,102
Total Current Assets	2,559,174	2,065,667
Property, Plant, and Equipment — at Cost		
Utility plant in service	8,641,351	8,089,961
Construction work in progress	469,300	464,560
Total Utility Plant	9,110,651	8,554,521
Non-regulated property, plant, and equipment	4,704,904	4,478,087
Accumulated depreciation	5,166,881	4,840,757
Net Property, Plant, and Equipment	8,648,674	8,191,851
Other Assets		
Regulatory assets (Note 1(c))	1,022,696	1,015,863
Investments in unconsolidated subsidiaries	417,188	332,027
Energy risk management non-current assets (Note 1(m))	162,773	134,445
Other investments	163,851	164,155
Goodwill	43,717	53,587
Other intangible assets	14,736	22,144
Other	273,099	258,120
Total Other Assets	2,098,060	1,980,341
Assets of Discontinued Operations (Note 15)	1,120	61,954
Total Assets	$13,307,028	$12,299,813

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

(in thousands)	December 31 2002	2001
Current Liabilities		
Accounts payable	$ 1,321,968	$ 1,024,412
Accrued taxes	254,823	195,976
Accrued interest	64,340	56,216
Notes payable and other short-term obligations (Note 5)	667,973	1,144,955
Long-term debt due within one year (Note 4)	191,454	148,431
Energy risk management current liabilities (Note 1(m))	407,710	429,794
Other	108,056	125,436
Total Current Liabilities	3,016,324	3,125,220
Non-Current Liabilities		
Long-term debt (Note 4)	4,080,768	3,596,730
Deferred income taxes (Note 10)	1,471,872	1,302,042
Unamortized investment tax credits	118,095	127,385
Accrued pension and other postretirement benefit costs (Note 9)	626,167	498,801
Energy risk management non-current liabilities (Note 1(m))	143,991	135,619
Other	183,613	187,760
Total Non-Current Liabilities	6,624,506	5,848,337
Liabilities of Discontinued Operations (Note 15)	1,707	15,637
Total Liabilities	9,642,537	8,989,194
Preferred Trust Securities (Note 3)		
Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company	308,187	306,327
Cumulative Preferred Stock of Subsidiaries		
Not subject to mandatory redemption	62,828	62,833
Common Stock Equity (Note 2)		
Common Stock — $.01 par value; authorized shares — 600,000,000; outstanding shares — 168,663,115 at December 31, 2002, and 159,402,839 at December 31, 2001	1,687	1,594
Paid-in capital	1,918,136	1,619,659
Retained earnings	1,403,453	1,337,135
Accumulated other comprehensive income (loss) (Note 19)	(29,800)	(16,929)
Total Common Stock Equity	3,293,476	2,941,459
Commitments and Contingencies (Note 11)		
Total Liabilities and Shareholders' Equity	$13,307,028	$12,299,813

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CHANGES *in* COMMON STOCK EQUITY

(in thousands, except per share amounts)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Stock Equity
2000					
Beginning balance (158,923,399 shares)	$1,589	$1,597,554	$1,064,319	$ (9,741)	$2,653,721
Comprehensive income:					
Net income	–	–	399,466	–	399,466
Other comprehensive income (loss), net of tax effect of $2,755 (Note 19)					
Foreign currency translation adjustment (Note 1(r))	–	–	–	2,074	2,074
Minimum pension liability adjustment	–	–	–	(1,099)	(1,099)
Unrealized gain (loss) on investment trusts	–	–	–	(2,129)	(2,129)
Total comprehensive income					398,312
Issuance of common stock — net (44,262 shares)	1	1,769	–	–	1,770
Treasury shares purchased (1,764,758 shares)	–	(3,969)	–	–	(3,969)
Treasury shares reissued (1,764,758 shares)	–	11,008	–	–	11,008
Dividends on common stock ($1.80 per share)	–	–	(285,242)	–	(285,242)
Other	–	12,791	570	–	13,361
Ending balance (158,967,661 shares)	$1,590	$1,619,153	$1,179,113	$(10,895)	$2,788,961
2001					
Comprehensive income:					
Net income	–	–	442,279	–	442,279
Other comprehensive income (loss), net of tax effect of $1,454 (Note 19)					
Foreign currency translation adjustment (Note 1(r))	–	–	–	1,641	1,641
Minimum pension liability adjustment	–	–	–	(1,555)	(1,555)
Unrealized gain (loss) on investment trusts	–	–	–	(841)	(841)
Cumulative effect of change in accounting principle (Note 14)	–	–	–	(2,500)	(2,500)
Cash flow hedges (Note 1(l))	–	–	–	(2,779)	(2,779)
Total comprehensive income					436,245
Issuance of common stock — net (435,178 shares)	4	9,896	–	–	9,900
Treasury shares purchased (344,034 shares)	–	(10,015)	–	–	(10,015)
Treasury shares reissued (344,034 shares)	–	9,157	–	–	9,157
Dividends on common stock ($1.80 per share)	–	–	(286,289)	–	(286,289)
Stock purchase contracts (Note 2(e))	–	(23,200)	–	–	(23,200)
Other	–	14,668	2,032	–	16,700
Ending balance (159,402,839 shares)	$1,594	$1,619,659	$1,337,135	$(16,929)	$2,941,459
2002					
Comprehensive income:					
Net income	–	–	360,576	–	360,576
Other comprehensive income (loss), net of tax effect of $13,575 (Note 19)					
Foreign currency translation adjustment, net of reclassification adjustments (Note 1(r))	–	–	–	25,917	25,917
Minimum pension liability adjustment	–	–	–	(13,763)	(13,763)
Unrealized gain (loss) on investment trusts	–	–	–	(5,277)	(5,277)
Cash flow hedges (Note 1(l))	–	–	–	(19,748)	(19,748)
Total comprehensive income					347,705
Issuance of common stock — net (9,260,276 shares)	93	267,768	–	–	267,861
Dividends on common stock ($1.80 per share)	–	–	(298,292)	–	(298,292)
Other	–	30,709	4,034	–	34,743
Ending balance (168,663,115 shares)	$1,687	$1,918,136	$1,403,453	$(29,800)	$3,293,476

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CASH FLOWS

(in thousands)	2002	2001	2000
Operating Activities			
Net income	$ 360,576	$ 442,279	$ 399,466
Items providing or (using) cash currently:			
Depreciation	414,004	374,399	341,927
Loss on discontinued operations, net of tax	25,428	16,547	1,069
Cumulative effect of a change in accounting principle	10,899	–	–
Change in net position of energy risk management activities	(43,202)	(96,850)	(22,533)
Deferred income taxes and investment tax credits — net	148,467	123,806	47,404
Gain on sale of investment in unconsolidated subsidiaries	(16,518)	–	–
Equity in earnings of unconsolidated subsidiaries	(15,261)	(1,494)	(6,231)
Allowance for equity funds used during construction	(12,861)	(8,628)	(5,813)
Regulatory assets deferrals	(110,867)	(141,324)	(99,661)
Regulatory assets amortization	116,512	119,344	92,856
Accrued pension and other postretirement benefit costs	127,366	34,246	58,549
Changes in current assets and current liabilities:			
Restricted deposits	(61)	(1,409)	(3,567)
Accounts and notes receivable, net of reserves on receivables sold	(236,226)	502,902	(960,048)
Materials, supplies, and fuel	(83,458)	(81,398)	46,269
Prepayments	(10,041)	(14,385)	(16,046)
Accounts payable	307,860	(466,973)	761,708
Accrued taxes and interest	66,971	(42,165)	25,737
Other assets	(15,793)	(21,675)	(24,364)
Other liabilities	(37,596)	(19,373)	(4,677)
Net cash provided by (used in) operating activities	996,199	717,849	632,045
Financing Activities			
Change in short-term debt	(476,982)	27,954	582,122
Issuance of long-term debt	649,020	940,785	126,420
Issuance of preferred trust securities	–	306,327	–
Redemption of long-term debt	(138,379)	(131,413)	(234,247)
Retirement of preferred stock of subsidiaries	(3)	(1)	(29,393)
Issuance of common stock	267,861	9,900	1,770
Dividends on common stock	(298,292)	(286,289)	(285,242)
Net cash provided by (used in) financing activities	3,225	867,263	161,430
Investing Activities			
Construction expenditures (less allowance for equity funds used during construction)	(857,104)	(858,870)	(531,896)
Acquisitions and other investments	(118,375)	(708,229)	(250,444)
Proceeds from sale of subsidiaries and equity investments	86,071	–	–
Net cash provided by (used in) investing activities	(889,408)	(1,567,099)	(782,340)
Net increase (decrease) in cash and cash equivalents	110,016	18,013	11,135
Cash and cash equivalents at beginning of period	111,067	93,054	81,919
Cash and cash equivalents at end of period	$ 221,083	$ 111,067	$ 93,054
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 253,266	$ 271,323	$ 236,104
Income taxes	$ 57,739	$ 153,092	$ 216,556

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CAPITALIZATION

(in thousands)	December 31 2002	2001
Long-term Debt (excludes current portion)		
Cinergy Corp.		
Other Long-term Debt:		
6.53 % Debentures due December 16, 2008	$ 200,000	$ 200,000
6.125% Debentures due April 15, 2004	200,000	200,000
6.25 % Debentures due September 1, 2004 (Executed interest rate swaps of $250 million set at London Inter-Bank Offered Rate (LIBOR) plus 2.44%)	512,554	500,341
Total Other Long-term Debt	912,554	900,341
Unamortized Premium and Discount — Net	(165)	(255)
Total — Cinergy Corp.	912,389	900,086
Cinergy Global Resources, Inc.		
Other Long-term Debt:		
6.20 % Debentures due November 3, 2008	150,000	150,000
Variable interest rate of LIBOR plus 1.75%, due July 2012	12,792	14,042
Variable interest rate of LIBOR plus 2.5%, due July 2009	5,281	5,840
Variable interest rates ranging between the 3 month Prague Inter-Bank Offered Rate plus 0.55% to the 3 month Euro Inter-Bank Offered Rate (EURIBOR) plus 4.12%, maturing March 2004 to March 2005	–	2,752
Fixed interest rates 6.1%-7.4%, maturing March 2003 to May 2003	–	10,271
Fixed interest rates ranging between 6.35% and 9.911%, maturing September 2010 to September 2019	33,277	13,420
Fixed interest rate of 11.5%, maturing November 2023 to November 2024	17,850	17,850
Variable interest rate of EURIBOR plus 1.2%, maturing November 2016	63,675	52,274
Total Other Long-term Debt	282,875	266,449
Unamortized Premium and Discount — Net	(193)	(227)
Total — Cinergy Global Resources, Inc.	282,682	266,222
The Cincinnati Gas & Electric Company (CG&E) and Subsidiaries		
CG&E		
First Mortgage Bonds:		
6.45 % Series due February 15, 2004	110,000	110,000
7.20 % Series due October 1, 2023	265,500	265,500
5.45 % Series due January 1, 2024 (Pollution Control)	46,700	46,700
5½ % Series due January 1, 2024 (Pollution Control)	48,000	48,000
Total First Mortgage Bonds	470,200	470,200
Other Long-term Debt:		
Liquid Asset Notes with Coupon Exchange due October 1, 2007 (Executed interest rate swap set at 6.87% through maturity commencing at October 19, 2000)	100,000	100,000
6.40 % Debentures due April 1, 2008	100,000	100,000
6.90 % Debentures due June 1, 2025 (Redeemable at the option of the holders on June 1, 2005)	150,000	150,000
8.28 % Junior Subordinated Debentures due July 1, 2025	100,000	100,000
6.35 % Debentures due June 15, 2038 (Interest rate resets June 15, 2003)	–	100,000
5.70 % Debentures due September 15, 2012	500,000	–
Series 2002A, Ohio Air Quality Development Revenue Refunding Bonds, due September 1, 2037 (Pollution Control)	42,000	–
Series 2002B, Ohio Air Quality Development Revenue Refunding Bonds, due September 1, 2037 (Pollution Control)	42,000	–
Series 1992A, 6.50% Collateralized Pollution Control Revenue Refunding Bonds, due November 15, 2022	12,721	12,721
Total Other Long-term Debt	1,046,721	562,721
Unamortized Premium and Discount — Net	(1,861)	(2,209)
Total — CG&E **Long-term Debt**	1,515,060	1,030,712

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CAPITALIZATION *(continued)*

(in thousands)	December 31 2002	2001
The Union Light, Heat and Power Company (ULH&P)		
Other Long-term Debt:		
6.11 % Debentures due December 8, 2003	$ –	$ 20,000
6.50 % Debentures due April 30, 2008	20,000	20,000
7.65 % Debentures due July 15, 2025	15,000	15,000
7.875% Debentures due September 15, 2009	20,000	20,000
Total Other Long-term Debt	55,000	75,000
Unamortized Premium and Discount — Net	(347)	(379)
Total — ULH&P Long-term Debt	54,653	74,621
Total — CG&E Consolidated Long-term Debt	1,569,713	1,105,333
PSI Energy, Inc. (PSI)		
First Mortgage Bonds:		
Series ZZ, 5¾ % due February 15, 2028 (Pollution Control)	50,000	50,000
Series AAA, 7⅛ % due February 1, 2024	30,000	30,000
Series BBB, 8.0 % due July 15, 2009	124,665	124,665
Series CCC, 8.85% due January 15, 2022	53,055	53,055
Series DDD, 8.31% due September 1, 2032	38,000	38,000
Series EEE, 6.65% due June 15, 2006	325,000	325,000
Total First Mortgage Bonds	620,720	620,720
Secured Medium-term Notes:		
Series A, 8.37% to 8.81%, due November 8, 2006 to June 1, 2022	34,300	34,300
Series B, 6.37% to 8.24%, due August 15, 2008 to August 22, 2022	70,000	126,000
(Series A and B, 7.623% weighted-average interest rate and 13.9 year weighted-average remaining life)		
Total Secured Medium-term Notes	104,300	160,300
Other Long-term Debt:		
Series 2000A, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due May 1, 2035	44,025	44,025
Series 2000B, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due April 1, 2022	10,000	10,000
6.35% Debentures due November 15, 2006	50	50
6.50% Synthetic Putable Yield Securities due August 1, 2026 (Interest rate resets August 1, 2005)	50,000	50,000
7.25% Junior Maturing Principal Securities due March 15, 2028	2,658	2,658
6.00% Rural Utilities Service Obligation payable in annual installments	82,025	83,004
6.52% Senior Notes due March 15, 2009	97,342	97,342
7.85% Debentures due October 15, 2007	265,000	265,000
Series 2002A, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due March 1, 2031	23,000	–
Series 2002B, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due March 1, 2019	24,600	–
Total Other Long-term Debt	598,700	552,079
Unamortized Premium and Discount — Net	(7,736)	(8,010)
Total — PSI Long-term Debt	1,315,984	1,325,089
Total — Consolidated Long-term Debt	$4,080,768	$3,596,730

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CAPITALIZATION *(continued)*

(in thousands)						December 31 2002	December 31 2001
Preferred Trust Securities							
Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company (Note 3)						$ 308,187	$ 306,327
Cumulative Preferred Stock of Subsidiaries							
	Par/Stated Value	Authorized Shares	Shares Outstanding at December 31, 2002	Series	Mandatory Redemption		
CG&E	$100	6,000,000	204,849	4% – 4¾%	No	$ 20,485	$ 20,486
PSI	$100	5,000,000	347,545	3½% – 6⅞%	No	34,754	34,758
PSI	$25	5,000,000	303,544	4.16% – 4.32%	No	7,589	7,589
Total Cumulative Preferred Stock of Subsidiaries						$ 62,828	$ 62,833
Common Stock Equity							
Common Stock — $.01 par value; authorized shares — 600,000,000; outstanding shares — 168,663,115 at December 31, 2002, and 159,402,839 at December 31, 2001						$ 1,687	$ 1,594
Paid-in capital						1,918,136	1,619,659
Retained earnings						1,403,453	1,337,135
Accumulated other comprehensive income (loss) (Note 19)						(29,800)	(16,929)
Total Common Stock Equity						3,293,476	2,941,459
Total — Consolidated Capitalization						$7,745,259	$6,907,349

The accompanying notes are an integral part of these consolidated financial statements.

RESPONSIBILITY *for* FINANCIAL STATEMENTS

Management is responsible for the accuracy, objectivity, and consistency of the financial statements presented in this report. The Consolidated Financial Statements of Cinergy Corp. (Cinergy) conform to generally accepted accounting principles and have also been prepared to comply with accounting policies and principles prescribed by the applicable regulatory authorities.

To assure the reliability of Cinergy's financial statements, management maintains a system of internal controls. This system is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed with management's authorization, and that transactions are properly recorded so financial statements can be prepared in accordance with the policies and principles previously described.

Cinergy has established policies intended to ensure that employees adhere to the highest standards of business ethics. Management also takes steps to assure the integrity and objectivity of Cinergy's accounts by careful selection of managers, division of responsibilities, delegation of authority, and communication programs to assure that policies and standards are understood.

An internal auditing program is used to evaluate the adequacy of and compliance with internal controls. Although no cost effective internal control system will preclude all errors and irregularities, management believes that Cinergy's system of internal controls provides reasonable assurance that material errors or irregularities are prevented, or would be detected within a timely period.

Cinergy's Consolidated Financial Statements have been audited by Deloitte & Touche LLP, which has expressed its opinion with respect to the fairness of the statements. The auditors' examination included a review of the system of internal controls and tests of transactions to the extent they considered necessary to render their opinion.

The Board of Directors, through its audit committee of outside directors, meets periodically with management, internal auditors, and independent auditors to assure that they are carrying out their respective responsibilities. The audit committee has full access to the internal and independent auditors, and meets with them, with and without management present, to discuss auditing and financial reporting matters.



James E. Rogers
President and
Chief Executive Officer



R. Foster Duncan
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cinergy Corp.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Cinergy Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in common stock equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinergy Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the financial statements, Cinergy Corp. changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



DELOITTE & TOUCHE LLP
Cincinnati, Ohio
February 12, 2003

In this report Cinergy (which includes Cinergy Corp. and all of our regulated and non-regulated subsidiaries) is, at times, referred to in the first person as "we", "our", or "us".

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF OPERATIONS

Cinergy Corp., a Delaware corporation created in October 1994, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utility subsidiaries. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Our other principal subsidiaries are:

- Cinergy Services, Inc. (Services);
- Cinergy Investments, Inc. (Investments);
- Cinergy Global Resources, Inc. (Global Resources); and
- Cinergy Wholesale Energy, Inc. (Wholesale Energy).

CG&E, an Ohio corporation, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through its subsidiaries, in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary, The Union Light, Heat and Power Company (ULH&P), is a Kentucky corporation that provides electric and gas service in northern Kentucky. CG&E's other subsidiaries are insignificant to its results of operations.

In 2001, CG&E began a transition to electric deregulation and customer choice. Currently, the competitive retail electric market in Ohio is in the development stage. CG&E is recovering its Public Utilities Commission of Ohio (PUCO) approved costs and retail electric rates are frozen during this market development period. See Note 18 for a discussion of key elements of Ohio deregulation.

PSI, an Indiana corporation, is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana.

The following table presents further information related to the operations of our domestic utility companies (our operating companies):

Principal Line(s) of Business
CG&E and subsidiaries
▫ Generation, transmission, distribution, and sale of electricity
▫ Sale and/or transportation of natural gas
PSI
▫ Generation, transmission, distribution, and sale of electricity

Services is a service company that provides our subsidiaries with a variety of centralized administrative, management, and support services. Investments holds most of our domestic non-regulated, energy-related businesses and investments, including gas marketing and trading operations. Global Resources holds most of our international businesses and investments.

Wholesale Energy, through a wholly-owned subsidiary, Cinergy Power Generation Services, LLC (Generation Services), provides electric production-related construction, operation, and maintenance services to certain affiliates and non-affiliated third parties.

We conduct operations through our subsidiaries and manage through the following three business units:

- Energy Merchant Business Unit (Energy Merchant);
- Regulated Businesses Business Unit (Regulated Businesses); and
- Power Technology and Infrastructure Services Business Unit (Power Technology).

For further discussion of business units see Note 16.

(b) PRESENTATION

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

- the reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the consolidated financial statements;
- the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements; and
- the reported amounts of revenues and expenses in our Consolidated Statements of Income during the reporting periods.

Additionally, we have reclassified certain prior-year amounts in our consolidated financial statements for comparative purposes.

We use three different methods to report investments in subsidiaries or other companies: the consolidation method, the equity method, and the cost method.

(i) Consolidation Method

We use the consolidation method when we own a majority of the voting stock of or have the ability to control a subsidiary. We eliminate all significant intercompany transactions when we consolidate these accounts. Our consolidated financial statements include the accounts of Cinergy and its wholly-owned subsidiaries.

(ii) Equity Method

We use the equity method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control, but have the ability to exercise influence over operating and financial policies (generally, 20 to 50 percent ownership). Under the equity method we report:

- our investment in the entity as *Investments in unconsolidated subsidiaries* in our Consolidated Balance Sheets; and
- our percentage share of the earnings from the entity as *Equity in earnings (losses) of unconsolidated subsidiaries* in our Consolidated Statements of Income.

(iii) Cost Method

We use the cost method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control and are unable to exercise significant influence over operating and financial policies (generally, up to 20 percent ownership). Under the cost method we report our investments in the entity as *Other investments* in our Consolidated Balance Sheets.

(c) **REGULATION**

Our operating companies and certain of our non-utility subsidiaries must comply with the rules prescribed by the SEC under the PUHCA. Our operating companies must also comply with the rules prescribed by the Federal Energy Regulatory Commission (FERC) and the state utility commissions of Ohio, Indiana, and Kentucky.

Our operating companies use the same accounting policies and practices for financial reporting purposes as non-regulated companies under GAAP. However, sometimes actions by the FERC and the state utility commissions result in accounting treatment different from that used by non-regulated companies. When this occurs, we apply the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (Statement 71). In accordance with Statement 71, we record regulatory assets and liabilities (expenses deferred for future recovery from customers or obligations to be refunded to customers) on our Consolidated Balance Sheets.

Comprehensive electric deregulation legislation was passed in Ohio on July 6, 1999. As required by the legislation, CG&E filed its proposed transition plan for approval by the PUCO on December 28, 1999. On August 31, 2000, the PUCO approved a stipulation agreement relating to CG&E's transition plan. This plan created a Regulatory Transition Charge (RTC), designed to recover CG&E's generation-related regulatory assets and transition costs over a 10-year period which began January 1, 2001. Accordingly, Statement 71 was discontinued for the generation portion of CG&E's business and Statement of Financial Accounting Standards No. 101, *Regulated Enterprises — Accounting for the Discontinuation of Application of FASB Statement No. 71* was applied. The effect of this change on our consolidated financial statements was immaterial. Except with respect to the generation-related assets and liabilities of CG&E, as of December 31, 2002, our operating companies continue to meet the criteria of Statement 71. However, to the extent other states implement deregulation legislation, the application of Statement 71 will need to be reviewed. Based on our operating companies' current regulatory orders and the regulatory environment in which they currently operate, the recovery of regulatory assets recognized in the accompanying Consolidated Balance Sheets as of December 31, 2002, is probable. For a further discussion of Ohio deregulation see Note 18.

Our regulatory assets and amounts authorized for recovery through regulatory orders at December 31, 2002, and 2001, are as follows:

	2002			2001		
(in millions)	CG&E and subsidiaries	PSI	Cinergy	CG&E and subsidiaries	PSI	Cinergy
Amounts due from customers — income taxes[1]	$ 53	$ 25	$ 78	$ 57	$ 5	$ 62
Gasification services agreement buyout costs[2][6]	–	240	240	–	244	244
Post-in-service carrying costs and deferred operating expenses[6][7]	1	42	43	–	39	39
Coal contract buyout costs[3][6]	–	10	10	–	26	26
Deferred demand-side management costs	–	3	3	–	9	9
Deferred merger costs	1	51	52	6	56	62
Unamortized costs of reacquiring debt	9	30	39	10	33	43
Coal gasification services expenses[6]	–	4	4	–	8	8
RTC recoverable assets[4][6]	537	–	537	511	–	511
Other	4	13	17	9	3	12
Total regulatory assets	$605	$418	$1,023	$593	$423	$1,016
Authorized for recovery[5]	$598	$360	$ 958	$573	$379	$ 952

(1) The various regulatory commissions overseeing the regulated business operations of our operating companies regulate income tax provisions reflected in customer rates. In accordance with the provisions of Statement 71, we have recorded net regulatory assets for CG&E and subsidiaries and PSI.

(2) PSI reached an agreement with Dynegy, Inc. to purchase the remainder of its 25-year contract for coal gasification services. In accordance with an order from the Indiana Utility Regulatory Commission (IURC), PSI began recovering this asset over an 18-year period that commenced upon the termination of the gas services agreement in 2000.

(3) In August 1996, PSI entered into a coal supply agreement, which expired December 31, 2000. The agreement provided for a buyout charge, which is being recovered through the fuel adjustment clause.

(4) In August 2000, CG&E's deregulation transition plan was approved. Effective January 1, 2001, a RTC went into effect and provides for recovery of all then existing generation-related regulatory assets and various transition costs over a 10-year period. Because a separate charge provides for recovery, these assets were aggregated and are included as a single amount in this presentation. The classification of all transmission and distribution related regulatory assets has remained the same.

(5) At December 31, 2002, these amounts were being recovered through rates charged to customers over a period ranging from 1 to 50 years for CG&E and subsidiaries and 1 to 31 years for PSI.

(6) Regulatory assets earning a return at December 31, 2002.

(7) For PSI, amount includes $10 million that is not yet authorized for recovery and currently is not earning a return at December 31, 2002.

(d) CASH AND CASH EQUIVALENTS

We define cash equivalents on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows as investments with maturities of three months or less when acquired.

(e) OPERATING REVENUES, ENERGY PURCHASES, AND FUEL COSTS

Our operating companies record *Operating Revenues* and associated expenses for electric and gas service when they provide the service to customers. Customers are billed throughout the month as both gas and electric meters are read. We recognize revenues for retail energy sales that have not yet been billed, but where gas or electricity has been consumed. This is termed "unbilled revenue" and is a widely recognized and accepted practice for utilities. In making our estimates of unbilled revenue we use complex systems that consider various factors, including weather, in our calculation of retail customer consumption at the end of each month. Given the use of these systems and the fact that customers are billed monthly, we believe it is unlikely that materially different results will occur in future periods when revenue is billed. Related receivables are sold under the accounts receivable sales agreement and therefore are not reflected on our Consolidated Balance Sheets. See Note 6 for additional information. The amount of unbilled revenues for Cinergy as of December 31, 2002, 2001, and 2000 were $153 million, $172 million, and $231 million, respectively.

The expenses associated with these electric and gas services include:

- fuel used to generate electricity;
- electricity purchased from others;
- natural gas purchased from others; and
- transportation costs associated with the purchase of fuel, electricity, and natural gas.

These expenses are shown in our Consolidated Statements of Income as *Fuel and purchased and exchanged power* expense and *Gas purchased* expense. Any portion of these costs that are recoverable or refundable to customers in future periods is deferred in either *Accounts receivable* or *Accounts payable* on our Consolidated Balance Sheets.

Indiana law limits the amount of fuel costs that PSI can recover to an amount that will not result in earning a return in excess of that allowed by the IURC. Due to deregulation in the state of Ohio, the recovery of fuel costs in retail electric rates has been frozen.

PSI utilizes a purchased power tracking mechanism (Tracker) approved by the IURC for the recovery of costs related to purchases of power necessary to meet native load requirements to the extent such costs are not recovered through the existing fuel adjustment clause. See Note 11(m) for additional information.

(f) INVENTORY

Natural gas inventory for Cinergy Marketing & Trading, LP (Marketing & Trading) is accounted for at fair value. All other inventory is accounted for at the lower of cost or market, cost being determined through the weighted-average method. Effective January 1, 2003, Marketing & Trading's gas inventory will be adjusted to the cost method with a cumulative effect adjustment, as required by Emerging Issues Task Force (EITF) Issue 02-3, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3). See 1(q)(*i*) below for additional discussion of the impacts of EITF 02-3.

(g) PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment includes the utility and non-regulated business property and equipment that is in use, being held for future use, or under construction. We report our *Property, Plant, and Equipment* at its original cost, which includes:

- materials;
- salaries;
- payroll taxes;
- fringe benefits;
- financing costs of funds used during construction (described below in (i) and (j)); and
- other miscellaneous amounts.

We capitalize costs for regulated property, plant, and equipment that are associated with the replacement or the addition of equipment that is considered a property unit. Property units are intended to describe an item or group of items. The cost of normal repairs and maintenance is expensed as incurred. When regulated property, plant, and equipment is retired, Cinergy charges the original cost plus the cost of retirement, less salvage, to accumulated depreciation. A gain or loss is recorded on the sale of regulated property, plant, and equipment if an entire operating unit, as defined by the FERC, is sold. A gain or loss is recorded on non-regulated property, plant, and equipment whenever there is a related sale or retirement.

In August 2000, the generation assets of CG&E were released from the first mortgage indenture lien. CG&E's transmission and distribution assets, and any generating assets added after August 2000, remain subject to the lien of the first mortgage bond indenture. The utility property of PSI is also subject to the lien of its first mortgage bond indenture.

(h) DEPRECIATION

We determine the provisions for depreciation expense using the straight-line method. The depreciation rates are based on periodic studies of the estimated useful lives and the net cost to remove the properties. Inclusion of cost of removal in depreciation rates will be discontinued for all non-regulated property beginning in 2003 as a result of adopting Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). See (q)*(iii)* below for additional discussion of this change. Our operating companies use composite depreciation rates, which are approved by the respective state commissions. The average depreciation rates for *Property, Plant, and Equipment*, excluding software, for the years ended December 31, 2002, 2001, and 2000 were three percent.

(i) ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

Our operating companies finance construction projects with borrowed funds and equity funds. Regulatory authorities allow us to record the costs of these funds as part of the cost of construction projects. AFUDC is calculated using a methodology authorized by the regulatory authorities. The borrowed funds component of AFUDC, which is recorded on a pre-tax basis, for the years ended December 31, 2002, 2001, and 2000, were $10.1 million, $8.4 million, and $8.2 million, respectively.

With the deregulation of CG&E's generation assets, the AFUDC method is no longer used to capitalize the cost of funds used during generation-related construction at CG&E. See (j) below for a discussion of capitalized interest.

(j) CAPITALIZED INTEREST

Cinergy capitalizes interest costs for non-regulated construction projects in accordance with Statement of Financial Accounting Standards No. 34, *Capitalization of Interest Cost* (Statement 34). The primary differences from AFUDC are that Statement 34 methodology does not include a component for equity funds and does not emphasize short-term borrowings over long-term borrowings. Capitalized interest costs, which are recorded on a pre-tax basis, for the years ended December 31, 2002 and 2001 were $7.2 million and $7.1 million, respectively. The amounts for 2000 were immaterial.

(k) FEDERAL AND STATE INCOME TAXES

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as *Deferred income tax assets* or *liabilities* in our Consolidated Balance Sheets and are based on currently enacted income tax rates.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they are related. For a further discussion of income taxes see Note 10.

(l) FINANCIAL DERIVATIVES

We use derivative financial instruments to manage:

- funding costs;
- exposure to fluctuations in interest rates; and
- exposure to foreign currency exchange rates.

We account for derivatives under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (Statement 133), which requires all derivatives that are not exempted to be accounted for at fair value. Changes in the derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivatives that qualify as hedges can (a) offset related fair value changes on the hedged item in the income statement for fair value hedges; or (b) be recorded in other comprehensive income for cash flow hedges. To qualify for hedge accounting, financial instruments must be designated as a hedge (for example, an offset of foreign exchange or interest rate risks) at the inception of the contract and must be effective at reducing the risk associated with the hedged item. Accordingly, changes in the fair values or cash flows of instruments designated as hedges must be highly correlated with changes in the fair values or cash flows of the related hedged items.

From time to time, we may use foreign currency contracts (for example, a contract obligating one party to buy, and the other to sell, a specified quantity of a foreign currency for a fixed price at a future date) and currency swaps (for example, a contract whereby two parties exchange principal and interest cash flows denominated in different currencies) to hedge foreign currency denominated purchase and sale commitments (cash flow hedges) and certain of our net investments in foreign operations (net investment hedges) against currency exchange rate fluctuations. Reclassification of unrealized gains or losses on foreign currency cash flow hedges from other comprehensive income occurs when the underlying hedged item is recorded in income.

We also use interest rate swaps (an agreement by two parties to exchange fixed-interest rate cash flows for floating-interest rate cash flows) and treasury locks (an agreement that fixes the yield or price on a specific treasury security for a specific period, which we sometimes use in connection with the issuance of fixed-rate debt). Through December 31, 2000, we utilized the accrual method to account for these interest rate swaps and treasury locks. Accordingly, gains and losses were calculated based on the current period difference between the fixed-rate and the floating-rate interest amounts, using agreed upon notional amounts. These gains and losses were recognized in our Consolidated Statements of Income as a component of *Interest* over the life of the agreement. Effective with our adoption of Statement 133 in the first quarter of 2001, we began accounting for all derivatives (including interest rate swaps and treasury locks) using fair value accounting, and we assess the effectiveness of any interest rate swaps and/or treasury locks used in hedging activities.

At December 31, 2002, the ineffectiveness of instruments that we have classified as cash flow hedges of variable-rate debt instruments was not material. Reclassification of unrealized gains or losses on cash flow hedges of debt instruments from *Accumulated other comprehensive income (loss)* occurs as interest is accrued on the debt instrument. We currently estimate that on an after-tax basis, $5 million of unrealized losses will be reclassified as a charge to *Interest* during the twelve-month period ending December 31, 2003. See (q)*(iv)* below for further discussion of Statement 133.

(m) ENERGY MARKETING AND TRADING

We market and trade electricity, natural gas, coal, and other energy-related products. We designate transactions as accrual or trading at the time they are originated. Contracts are classified as accrual only when we (a) have the intent and projected ability to fulfill substantially all obligations from company-owned assets, and (b) meet the requirements to consider the contract a normal purchase or sale under Statement 133 (if a derivative), or meet the requirements to consider the contract non-trading under EITF Issue 98-10, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities* (EITF 98-10) (if not a derivative under Statement 133). Such classification is generally limited to the sale of generation to third parties when it is not required to meet native load requirements (end-use customers within our public utility companies' franchise service territory). All other energy contracts (excluding electric, coal, and gas purchase contracts for use in serving our native load requirements) are classified as trading. Gas trading is comprised of transactions for which gas is physically delivered to a customer (physical gas trading), as well as transactions that are financial in nature for which delivery rarely occurs (financial gas trading). Since Cinergy owns no gas production and has limited transmission capabilities, all gas transactions (other than procurement and sale of gas to retail customers) are considered trading whether physical or financial.

We account for accrual transactions by recognizing revenues and costs when the underlying commodity is delivered and trading transactions using the fair value method of accounting. Under the fair value method of accounting, unrealized trading transactions are shown at fair value in our Consolidated Balance Sheets as *Energy risk management assets* and *Energy risk management liabilities.* In October 2002, the EITF reached a consensus in EITF 02-3 to rescind EITF 98-10. This decision will require that non-derivative contracts currently accounted for at fair value be accounted for on an accrual basis in the future. See (q)*(i)* below for further discussion.

We reflect unrealized gains and losses, resulting from changes in fair value, on a net basis in *Operating Revenues.* For physical gas trading and for all power trading, we recognize both revenues and costs on a gross basis in *Operating Revenues* and in *Fuel and purchased and exchanged power* expense and *Gas purchased* expense, respectively, when transactions are settled. For financial gas trading, realized gains and losses are recorded on a net basis in *Operating Revenues* when transactions are settled. EITF 02-3 will also require realized and unrealized gains and losses on all energy trading derivatives to be presented net in *Operating Revenues,* beginning in 2003. See (q)*(i)* below for further discussion.

Although we intend to settle accrual contracts with company-owned assets, occasionally we settle these contracts with purchases on the open trading markets. The cost of these purchases could be in excess of the associated revenues. We recognize the gains or losses on these transactions as delivery occurs. Due to the infrequency of such settlements, both historical and projected, and the fact that physical settlement to the customer still occurs, we continue to apply the normal purchases and sales exemption to such physical contracts that constitute derivatives. Open market purchases may occur for the following reasons:

- generating station outages;
- least-cost alternative;
- native load requirements; and
- extreme weather.

We anticipate that some of the electricity obligations, even though considered trading contracts, will ultimately be settled using company-owned generation. The cost of this generation is usually below the market price at which the trading portfolio has been valued. The potential for earnings volatility from period to period is increased due to the risks associated with marketing and trading electricity, natural gas, and other energy-related products.

We value contracts in the trading portfolio using end-of-the-period fair values, utilizing the following factors (as applicable):

- closing exchange prices (that is, closing prices for standardized electricity and natural gas products traded on an organized exchange, such as the New York Mercantile Exchange);
- broker-dealer and over-the-counter price quotations; and
- model pricing (which considers time value and historical volatility factors of electricity and natural gas).

(n) BUSINESS COMBINATIONS AND INTANGIBLE ASSETS

We account for business combinations using the purchase method. Goodwill and other intangibles with indefinite lives are no longer amortized. Prior to January 1, 2002, we amortized goodwill on a straight-line basis over its estimated useful life, not to exceed 40 years. The discontinuance of this amortization was not material to our financial position or results of operations. Goodwill is assessed for impairment annually, or when circumstances indicate that the fair value of a reporting unit has declined significantly, by applying a fair-value-based test. This test is applied at the "reporting unit" level, which is not broader than the current business segments discussed in Note 16. Acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of intent to do so.

(o) IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for an impairment loss if the carrying value is greater than the fair value. Until the assets are disposed of, their estimated fair value is reevaluated when circumstances or events change.

In 2002, Cinergy sold and/or classified as held for sale, certain non-core investments. Pursuant to Statement of Financial Accounting Standards No. 144, *Accounting for Impairment of Long-Lived Assets* (Statement 144), these investments have been classified as *Discontinued operations, net of tax* in our consolidated financial statements. See Note 15 for further information.

(p) STOCK-BASED COMPENSATION

We have historically accounted for our stock-based compensation plans using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) (see Note 2 for further information on our stock-based compensation plans). In July 2002, we announced that we would prospectively adopt the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (Statement 123), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* (Statement 148), for all employee awards granted or modified after January 1, 2003. The following table illustrates the effect on our *Net Income* and *Earnings Per Share* (EPS) if the fair value based method had been applied to all outstanding and unvested awards in each period.

(in millions, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Net income, as reported	$ 361	$ 442	$ 399
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects.	24	13	9
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects.	23	13	9
Pro-forma net income	$ 362	$ 442	$ 399
EPS — as reported	$2.16	$2.78	$2.51
EPS — pro-forma	$2.17	$2.78	$2.51
EPS assuming dilution — as reported	$2.13	$2.75	$2.50
EPS assuming dilution — pro-forma	$2.14	$2.75	$2.50

In estimating the pro-forma amounts, the fair value method of accounting was not applied to options granted prior to January 1, 1995. This is in accordance with the provisions of Statement 123, as amended by Statement 148. As a result, the pro-forma effect on *Net Income* and *EPS* may not be representative of future years. In addition, the pro-forma amounts reflect certain assumptions used in estimating fair values. These fair value assumptions are described in Note 2.

(q) ACCOUNTING CHANGES

(i) Energy Trading

The EITF has been discussing several issues related to the accounting and disclosure of energy trading activities under EITF 98-10. In October 2002, the EITF reached consensus in EITF 02-3, to (a) rescind EITF 98-10, (b) generally preclude the recognition of gains at the inception of new derivatives, and (c) require all realized and unrealized gains and losses on energy trading derivatives to be presented net in the Consolidated Statements of Income, whether or not settled physically.

The consensus to rescind EITF 98-10 will require all energy trading contracts that do not qualify as derivatives to be accounted for on an accrual basis, rather than at fair value. The consensus was immediately effective for all new contracts executed after October 25, 2002, and will require a cumulative effect adjustment to income, net of tax, on January 1, 2003, for all contracts executed on or prior to October 25, 2002. The cumulative effect adjustment, on a net of tax basis, will be a loss of approximately $13 million, which includes primarily the impact of coal contracts accounted for at fair value, gas inventory accounted for at fair value, and certain gas contracts. We expect the value of these items to be realized when the contracts settle. The general restriction on recognition of inception gains is not expected to have a material impact on our future financial position or results of operations.

The consensus to require all gains and losses on energy trading derivatives to be presented net in the Consolidated Statements of Income is effective beginning January 1, 2003, and will require restatement for all periods presented. This will result in substantial reductions in reported *Operating Revenues, Fuel and purchased and exchanged power* expense, and *Gas purchased* expense. However, *Operating Income* and *Net Income* will not be affected by this change. Pro-forma *Operating Revenues* for the twelve months ended December 31, 2002, under this requirement would have been approximately $4 billion.

(ii) Business Combinations and Intangible Assets

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (Statement 141), and No. 142, *Goodwill and Other Intangible Assets* (Statement 142). Statement 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of Statement 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. Statement 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments discussed in Note 16. Under Statement 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying Statement 141 in the third quarter of 2001 and Statement 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. We finalized our transition impairment test in the fourth quarter of 2002 and have recognized a non-cash impairment charge of approximately $11 million (net of tax) for goodwill related to certain of our international assets. This charge reflects a general decline in value of international assets. Additionally, Cinergy's combined heat and power plants located in the Czech Republic faced downward pressure in their selling prices for electricity due to the continued restructuring of the market in that country. In calculating this impairment charge, the fair value of the reporting unit was determined through both discounted cash flow analysis and offers being considered on certain businesses within the reporting unit. This amount is reflected in our Consolidated Statements of Income as a *Cumulative effect of a change in accounting principle, net of tax.* While Statement 142 did not require the initial transition impairment test to be completed until December 31, 2002, it requires any transition impairment charge to be reflected as of January 1, 2002. As such, Note 14 reconciles *Net Income* and EPS from the amounts originally presented in the first quarter of 2002 to the amounts revised for this change. We will continue to perform goodwill impairment tests annually, as required by Statement 142, or when circumstances indicate that the fair value of a reporting unit has declined significantly.

(iii) Asset Retirement Obligations

In July 2001, the FASB issued Statement 143, which requires fair value recognition of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred. The initial recognition of this liability will be accompanied by a corresponding increase in property, plant, and equipment. Subsequent to the initial recognition, the liability will be adjusted for any revisions to the expected cash flows of the retirement obligation (with corresponding adjustments to property, plant, and equipment), and for accretion of the liability due to the passage of time (recognized as an operating expense). Additional depreciation expense will be recorded prospectively for any property, plant, and equipment increases. We adopted Statement 143 on January 1, 2003. The impact of adoption on our results of operations will be reflected as a cumulative effect adjustment to income, net of tax.

We currently accrue costs of removal on many long-lived assets through depreciation expense if we believe removal of the assets at the end of their useful life is likely. The SEC staff has interpreted Statement 143 to disallow the accrual of cost of removal when no obligation exists under Statement 143, even if removal of the asset is likely. Any amounts currently recorded in *Accumulated depreciation* must be removed through the cumulative effect adjustment on January 1, 2003. However, if accruing cost of removal is allowed for ratemaking purposes and Statement 71 is applicable, accumulated cost of removal will not be reversed upon adoption of Statement 143. Rather, the amount of accrued cost of removal will remain, but will be disclosed in all future periods. Our operating companies, except for the generation assets of CG&E, expect to continue to accrue costs of removal under Statement 71.

We are finalizing our evaluation of the impact of adopting Statement 143. However, we have not determined whether its impact will be material pending (a) resolution of certain legal conclusions and (b) final calculations on the amount of accumulated cost of removal to be reversed upon adoption for CG&E's generation assets.

(iv) Derivatives

During 1998, the FASB issued Statement 133. This standard was effective for Cinergy beginning in 2001, and requires us to record derivative instruments, which are not exempt under certain provisions of Statement 133, as assets or liabilities, measured at fair value (i.e., mark-to-market). Our financial statements reflect the adoption of Statement 133 in the first quarter of 2001. Since many of our derivatives were previously required to use fair value accounting, the effects of implementation were not material.

Our adoption did not reflect the potential impact of applying fair value accounting to selected electricity options and capacity contracts. We had not historically accounted for these instruments at fair value because they were intended as either hedges of peak period exposure or sales contracts served with physical generation, neither of which were considered trading activities. At adoption, we classified these contracts as normal purchases or sales based on our interpretation of Statement 133 and in the absence of definitive guidance on such contracts. In June 2001, the FASB staff issued guidance on the application of the normal purchases and sales exemption to electricity contracts containing characteristics of options. While many of the criteria in this guidance are consistent with the existing guidance in Statement 133, some criteria were added. We adopted the new guidance in the third quarter of 2001, and the effects of implementation for these contracts were not material to our financial position or results of operations. We will continue to apply this guidance to any new electricity contracts that meet the definition of a derivative.

In December 2001, the FASB staff revised the current guidance to make the evaluation of whether electricity contracts qualify as normal purchases and sales more qualitative than quantitative. This new guidance uses several factors to distinguish between capacity contracts, which qualify for the normal purchases and sales exemption, and options, which do not. These factors include deal tenor, pricing structure, specification of the source of power, and various other factors. We adopted this guidance in the third quarter of 2002, and its impact was not material to our financial position or results of operations.

In October 2001, the FASB staff released final guidance on the applicability of the normal purchases and sales exemption to contracts that contain a minimum quantity (a forward component) and flexibility to take additional quantity at a fixed price (an option component). While this guidance was issued primarily to address optionality in fuel supply contracts, it applies to all derivatives (subject to certain exceptions for capacity contracts in electricity discussed in the previous paragraphs). This guidance concludes that such contracts are not eligible for the normal purchases and sales exemption due to the existence of optionality in the contract. We adopted this guidance in the second quarter of 2002, consistent with the transition provisions. Cinergy has certain contracts that contain fixed-price optionality, primarily coal contracts, which we reviewed to determine the impact of this new guidance. Due to a lack of liquidity with respect to coal markets in our region, we determined that our coal contracts do not meet the net settlement criteria of Statement 133 and thus do not qualify as derivatives. Given these conclusions, the results of applying this new guidance were not material to our financial position or results of operations.

In May 2002, the FASB issued an exposure draft that would amend Statement 133 to incorporate certain implementation conclusions reached by the FASB staff. We do not believe the amendments, as currently drafted, will have a material effect on our financial position or results of operations.

(v) Asset Impairment

In August 2001, the FASB issued Statement 144, which addresses accounting and reporting for the impairment or disposal of long-lived assets. Statement 144 was effective beginning with the first quarter of 2002. The impact of implementation on our financial position or results of operations was not material.

(vi) Exit Activities

In August 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (Statement 146). Statement 146 addresses accounting and reporting for the recognition of exit costs, including, but not limited to, one-time employee benefit terminations, contract cancellations, and facility consolidations. This statement requires that such costs be recognized only when

they meet the definition of a liability under GAAP. However, Statement 146 applies only to exit activities initiated in 2003 and after. All costs recorded through December 31, 2002, are unaffected by this pronouncement. The impact of implementation on our financial position or results of operations is not expected to be material.

(vii) Accounting for Stock-Based Compensation

We have historically accounted for our stock-based compensation plans under APB 25. In July 2002, Cinergy announced that it would adopt Statement 123 for all employee awards granted or modified after January 1, 2003, and would begin measuring the compensation cost of stock-based awards under the fair value method. In December 2002, the FASB issued Statement 148, which amends Statement 123 and APB Opinion No. 28, *Interim Financial Reporting*. Statement 148 provides alternative methods of transition to Statement 123 and more expanded disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. We adopted Statement 148 on January 1, 2003, and have adopted the transition provisions that require expensing options prospectively in the year of adoption, consistent with the original pronouncement. Existing awards will continue to follow the intrinsic value method prescribed by APB 25. The impact of adoption on our financial position and results of operations, assuming award levels and fair values similar to past years, is not material. This change will primarily impact the accounting for stock options and other performance based awards related to the Cinergy Corp. 1996 Long-Term Incentive Compensation Plan (LTIP) and Cinergy Corp. Employee Stock Purchase and Savings Plan. See Note 2 for additional information.

(viii) Guarantees

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (Interpretation 45). Interpretation 45 addresses accounting and reporting obligations under certain guarantees. It requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 are applicable to guarantees issued or modified after December 31, 2002. However, the incremental disclosure requirements in Interpretation 45 are effective for this annual report. The impact of implementation on our financial position or results of operations is not expected to be material. For a further discussion of guarantees, see Note 11(b).

(ix) Consolidation of Special Purpose Entities

The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* in January 2003. This interpretation will significantly change the consolidation requirements for special purpose entities (SPE). We have begun reviewing the impact of this interpretation but have not yet concluded whether consolidation of certain SPEs will be required. There are two SPEs for which consolidation may be required. These SPEs have individual power sale agreements to an unrelated third party for approximately 45 megawatts (MW), ending in 2009, and 35 MW, ending in 2016. In addition, the SPEs have individual power purchase agreements with Cinergy Capital & Trading, Inc. (Capital & Trading) to supply the power. Capital & Trading also provides various services, including certain credit support facilities.

Cinergy's quantifiable exposure to loss as a result of involvement with these two SPEs is $28 million, which includes investments in these entities of $3 million and exposure under the capped credit facilities of approximately $25 million. There is also a non-capped facility, but it can only be called upon in the event the SPE breaches representations, violates covenants, or other unlikely events.

If appropriate, consolidation of all assets and liabilities of these two SPEs, at their carrying values, will be required in the third quarter of 2003. Approximately $225 million of non-recourse debt would be included on our Consolidated Balance Sheets upon initial consolidation. However, the impact on our results of operations would be expected to be immaterial.

Cinergy believes that its accounts receivable sale facility, as discussed in Note 6, would remain unconsolidated since it involves transfers of financial assets to a qualifying SPE, which is exempted from consolidation by Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (Statement 140) and this interpretation.

(r) TRANSLATION OF FOREIGN CURRENCY

We translate the assets and liabilities of foreign subsidiaries, whose functional currency (generally, the local currency of the country in which the subsidiary is located) is not the United States (U.S.) dollar, using the appropriate exchange rate as of the end of the year. We translate income and expense items using the average exchange rate prevailing during the month the respective transaction occurs. We record translation gains and losses in *Accumulated other comprehensive income (loss)*, which is a component of common stock equity. When a foreign subsidiary is sold, the cumulative translation gain or loss as of the date of sale is removed from *Accumulated other comprehensive income (loss)* and is recognized as a component of the gain or loss on the sale of the subsidiary in our Consolidated Statements of Income.

(s) RELATED PARTY TRANSACTIONS

Cinergy and its subsidiaries engage in related party transactions. These transactions, which are eliminated upon consolidation, are generally performed at cost and in accordance with the SEC regulations under the PUHCA and the applicable state and federal commission regulations. The significant related party transactions are disclosed below.

Services provides our regulated and non-regulated subsidiaries with a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. These costs were $472 million, $483 million, and $479 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Generation Services, which began operations on January 1, 2001, supplies electric production-related construction, operation and maintenance services to certain of our subsidiaries pursuant to agreements approved by the SEC under the PUHCA. The cost of these services were $179 million and $92 million for the years ended December 31, 2002 and 2001, respectively.

NOTE 2: COMMON STOCK

(a) CHANGES IN COMMON STOCK OUTSTANDING

The following table reflects information related to shares of common stock issued for stock-based plans.

	Shares Authorized for Issuance under Plan	Shares Used to Grant or Settle Awards		
		2002	2001	2000
LTIP	14,500,000	674,005	72,225	93,855
Cinergy Corp. Stock Option Plan (SOP)	5,000,000	870,867	263,070	108,941
Cinergy Corp. Employee Stock Purchase and Savings Plan	2,000,000	4,912	227,847	2,718
Cinergy Corp. UK Sharesave Scheme	75,000	8,878	121	–
Cinergy Corp. Retirement Plan for Directors	175,000 (1)	1,768	29,135	9,435
Cinergy Corp. Directors' Equity Compensation Plan	75,000	196	1,858	150
Cinergy Corp. Directors' Deferred Compensation Plan	200,000	–	14,211	–
Cinergy Corp. 401(k) Plans	6,469,373 (1)	964,615	69,500	–
Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan (2)	3,000,000 (1)	657,943	649,834	533,932
Cinergy Corp. 401(k) Excess Plan	100,000 (1)	–	–	–
Director, Officer, and Key Employee Stock Purchase Program	2,110,817 (3)	–	–	1,627,788
Cinergy Corp. 2001 Long-Term Incentive Compensation Sub-Scheme	7,000,000	–	–	–

(1) Plan does not contain an authorization limit. The number of shares presented reflects amounts registered with the SEC as of December 31, 2002.

(2) Shares issued prior to April 2001 were for the previous Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan, which is no longer active.

(3) Plan authorized a maximum amount of $50 million of Cinergy Corp. common stock to be purchased. The number of shares presented reflects amounts registered with the SEC as of December 31, 2002. See Note 2(d) for additional information.

We retired 422,908 shares of common stock in 2002, 72,739 shares in 2001, and 32,988 shares in 2000, mainly representing shares tendered as payment for the exercise of previously granted stock options.

In April 2001, Cinergy adopted the Direct Stock Purchase and Dividend Reinvestment Plan, a plan designed to provide investors with a convenient method to purchase shares of Cinergy Corp. common stock and to reinvest cash dividends in the purchase of additional shares. This plan replaced the Dividend Reinvestment and Stock Purchase Plan.

In November 2001, Cinergy chose to reinstitute the practice of issuing new Cinergy Corp. common shares to satisfy obligations under its various employee stock plans and the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan. This replaces our previous practice of purchasing shares in the open market to fulfill certain plan obligations.

In January 2002, Cinergy registered 100,000 shares of common stock under the Cinergy Corp. 401(k) Excess Plan.

In February 2002, Cinergy sold 6.5 million shares of Cinergy Corp. common stock with net proceeds of approximately $200 million.

Cinergy Corp. owns all of the common stock of CG&E and PSI.

(b) DIVIDEND RESTRICTIONS

Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. common stock dividends. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if their respective preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

(c) STOCK-BASED COMPENSATION PLANS

We currently have the following stock-based compensation plans:

- LTIP;
- SOP;
- Employee Stock Purchase and Savings Plan;
- UK Sharesave Scheme;
- Retirement Plan for Directors;
- Directors' Equity Compensation Plan;
- Directors' Deferred Compensation Plan;
- 401(k) Excess Plan; and
- 2001 Long-Term Incentive Compensation Sub-Scheme.

The LTIP, the SOP, and the Employee Stock Purchase and Savings Plan are discussed below. The activity in 2002, 2001, and 2000 for the remaining stock-based compensation plans was not significant.

We have historically accounted for our stock-based compensation plans in accordance with APB 25. However, we will prospectively adopt the fair value recognition provisions of Statement 123, as amended by Statement 148, effective with all employee awards granted or modified after January 1, 2003. See Stock-Based Compensation in Note 1(p) for additional information on costs we recognized in 2002, 2001, and 2000, related to stock-based compensation plans, and for our pro-forma disclosure assuming compensation costs for these plans had been determined at fair value, consistent with Statement 123, as amended by Statement 148.

(i) LTIP

The LTIP was originally adopted in 1996 and was subsequently amended effective January 2002. Under this plan, certain key employees may be granted incentive and non-qualified stock options, stock appreciation rights (SAR), restricted stock, dividend equivalents, the opportunity to earn performance-based shares and certain other stock-based awards. Stock options are granted to participants with an option price equal to or greater than the fair market value on the grant date, and generally with a vesting period of either three or five years. The vesting period begins on the grant date and all options expire within 10 years from that date. The number of shares of common stock issuable under the LTIP is limited to a total of 14.5 million shares.

Entitlement to performance-based shares is based on Cinergy's total shareholder return (TSR) over designated Cycles as measured against a pre-defined peer group. Target grants of performance-based shares were made for the following Cycles:

(in thousands)

Cycle	Grant Date	Performance Period	Target Grant of Shares
V	1/2001	2001-2003	301
VI	1/2002	2002-2004	343
VII	1/2003	2003-2005	371

Participants may earn additional performance shares if Cinergy's TSR exceeds that of the peer group. For the three-year performance period ended December 31, 2002 (Cycle IV), approximately 817,000 shares were earned, based on our relative TSR.

(ii) SOP

The SOP is designed to align executive compensation with shareholder interests. Under the SOP, incentive and non-qualified stock options, SARs, and SARs in tandem with stock options may be granted to key employees, officers, and outside directors. The activity under this plan has predominantly consisted of the issuance of stock options. Options are granted with an option price equal to the fair market value of the shares on the grant date. Options generally vest over five years at a rate of 20 percent per year, beginning on the grant date, and expire 10 years from the grant date. The total number of shares of common stock issuable under the SOP may not exceed 5 million shares. No stock options may be granted under the plan after October 24, 2004.

(iii) Employee Stock Purchase and Savings Plan

The Employee Stock Purchase and Savings Plan allows essentially all full-time, regular employees to purchase shares of common stock pursuant to a stock option feature. Under the Employee Stock Purchase and Savings Plan, after-tax funds are withheld from a participant's compensation during a 26-month offering period and are deposited in an interest-bearing account. At the end of the offering period, participants may apply amounts deposited in the account, plus interest, toward the purchase of shares of common stock. The purchase price is equal to 95 percent of the fair market value of a share of common stock on the first date of the offering period. Any funds not applied toward the purchase of shares are returned to the participant. A participant may elect to terminate participation in the plan at any time. Participation also will terminate if the participant's employment ceases. Upon termination of participation, all funds, including interest, are returned to the participant without penalty. The sixth (current) offering period began May 1, 2001, and ends June 30, 2003. The purchase price for all shares under this offering is $32.78. The fifth offering period ended April 30, 2001, with 227,968 shares purchased and the remaining cash distributed to the respective participants. The total number of shares of common stock issuable under the Employee Stock Purchase and Savings Plan may not exceed 2 million shares.

Activity for 2002, 2001, and 2000 for the LTIP, SOP, and Employee Stock Purchase and Savings Plan is summarized as follows:

	LTIP and SOP		Employee Stock Purchase and Savings Plan	
	Shares Subject to Option	Weighted-Average Exercise Price	Shares Subject to Option	Weighted-Average Exercise Price
Balance at December 31, 1999	6,187,249	$27.17	359,305	$27.73
Options granted	1,329,800	24.59	–	–
Options exercised	(123,978)	23.50	(2,718)	27.73
Options forfeited	(402,200)	26.68	(76,261)	27.73
Balance at December 31, 2000	6,990,871	26.77	280,326	27.73
Options granted	811,700	33.90	299,793	32.78
Options exercised	(275,393)	24.39	(227,968)	27.73
Options forfeited	(79,400)	27.29	(73,826)	29.20
Balance at December 31, 2001	7,447,778	27.63	278,325	32.78
Options granted	1,241,200 [2]	32.27	–	–
Options exercised	(1,308,738)	23.96	(4,912)	32.78
Options forfeited	(18,540)	31.57	(55,243)	32.78
Balance at December 31, 2002	7,361,700	$29.06	218,170	$32.78
Options Exercisable [1]:				
At December 31, 2000	3,195,191	$26.20		
At December 31, 2001	3,763,558	$27.32		
At December 31, 2002	3,744,420	$28.98		

(1) The options under the Employee Stock Purchase and Savings Plan are only exercisable at the end of the offering period.

(2) Options were not granted under the SOP during 2002.

The weighted-average fair value of options granted under the combined LTIP and the SOP plans was $4.95 in 2002, $5.42 in 2001, and $2.75 in 2000. The weighted-average fair value of options granted under the Employee Stock Purchase and Savings Plan was $5.85 in 2001 (no options were granted in 2002 or 2000). The fair values of options granted were estimated as of the grant date using the Black-Scholes option-pricing model and the following assumptions:

	LTIP and SOP (1)			Employee Stock Purchase and Savings Plan (2)
	2002	2001	2000	2001
Risk-free interest rate	3.92%	4.78%	6.57%	4.22%
Expected dividend yield	5.66%	5.42%	7.32%	5.26%
Expected lives	5.42 yrs.	5.37 yrs.	4.86 yrs.	2.17 yrs.
Expected volatility	26.45%	25.01%	20.18%	30.67%

(1) Options were not granted under the SOP in 2002.

(2) Options were not granted under the Employee Stock Purchase and Savings Plan in 2002 or 2000.

Price ranges, along with certain other information, for options outstanding under the combined LTIP and SOP plans at December 31, 2002, were as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number of Shares	Weighted-Average Exercise Price
$22.88 — $23.81	2,100,970	$23.69	6.33 yrs.	1,433,890	$23.64
$23.88 — $32.65	2,492,830	$26.82	6.70 yrs.	768,330	$25.63
$33.31 — $38.59	2,767,900	$35.15	6.69 yrs.	1,542,200	$35.62

(d) DIRECTOR, OFFICER, AND KEY EMPLOYEE STOCK PURCHASE PROGRAM

In December 1999, Cinergy Corp. adopted the Director, Officer, and Key Employee Stock Purchase Program (Stock Purchase Program). The purpose of the Stock Purchase Program is to facilitate the purchase and ownership of Cinergy Corp.'s common stock by its directors, officers, and key employees, thereby further aligning their interests with those of its shareholders.

In February 2000, Cinergy Corp. purchased approximately 1.6 million shares of common stock on behalf of the participants at an average price of $24.82 per share.

Participants had the option of financing the purchases through a five-year credit facility arranged by Cinergy Corp. with a bank. Each participant is obligated to repay the bank any loan principal, interest, and prepayment fees, and each has assigned his or her dividend rights on the purchased shares to the bank to be applied to interest payments as due on the loan.

Services, and in part, Cinergy Corp., have guaranteed repayment to the bank of 100 percent of each participant's loan obligations and the associated interest, and each participant has agreed to indemnify the guarantor for any payments made by it under the guaranty on the participant's behalf. A participant's obligations to the bank are unsecured and no restrictions are placed on the participant's ability to sell, pledge, or otherwise encumber or dispose of his or her purchased shares.

(e) STOCK PURCHASE CONTRACTS

In December 2001, Cinergy Corp. issued approximately $316 million notional amount of combined securities, a component of which was stock purchase contracts. These contracts obligate the holder to purchase common shares of Cinergy Corp. stock in, and/or before, February 2005. The number of shares to be issued is contingent upon the market price of Cinergy Corp. stock, but subject to predetermined ceiling and floor prices. See Note 3 for further discussion of these combined securities.

NOTE 3: PREFERRED TRUST SECURITIES

In December 2001, Cinergy Corp. issued approximately $316 million notional amount of combined securities consisting of (a) 6.9 percent preferred trust securities, due February 2007, and (b) stock purchase contracts obligating the holders to purchase between 9.2 and 10.8 million shares of Cinergy Corp. common stock in, and/or before, February 2005. A $50 preferred trust security and stock purchase contract were sold together as a single security unit (Unit). The proceeds of $306 million, which is net of approximately $10 million of issuance costs, were used to pay down Cinergy Corp.'s short-term indebtedness. In February 2005, the preferred trust securities will be remarketed and the dividend rate reset, no lower than 6.9 percent, to yield $316 million in the remarketing. The holders will use the proceeds from this remarketing to fund their obligation to purchase shares of Cinergy Corp. common stock under the stock purchase contract. The holders will pay the market price for the stock at that time, subject to a ceiling of $34.40 per share and a floor of $29.15 per share. The number of shares to be issued will vary according to the stock price, subject to the total proceeds equaling $316 million. These preferred trust securities were issued through a wholly-owned trust of Cinergy Corp. and are recorded on our Consolidated Balance Sheets, net of discount and expense, as *Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company.* The fair value of the stock purchase contracts was charged to *Paid-in capital* with a corresponding credit to *Non-Current Liabilities — Other.*

Each Unit will receive quarterly cash payments of 9.5 percent per annum of the notional amount, which includes the preferred trust security dividend of 6.9 percent and payment of 2.6 percent, which represents principal and interest on the stock purchase contracts. Upon delivery of the shares, these stock purchase contract payments will cease.

NOTE 4: LONG-TERM DEBT

Refer to the Consolidated Statements of Capitalization for a schedule of long-term debt (excluding long-term debt due within one year, which is reflected in *Current Liabilities* on the Consolidated Balance Sheets).

In January 2002, PSI repaid at maturity $23 million principal amount of its Medium-term Notes, Series A. The securities were not replaced by new issues of long-term debt.

In May 2002, an indirect, wholly-owned subsidiary of Global Resources entered into a senior term loan and a junior term loan, borrowing $13.8 million and $7.1 million, respectively. Each of the loans have periodic principal reduction payments, with the senior loan having a final maturity of March 15, 2019, and the junior loan having a final maturity of March 15, 2012. The annual interest rate on the senior loan is fixed at 6.97 percent and the junior loan is fixed at 6.35 percent.

On September 1, 2002, CG&E repaid at maturity $100 million principal amount of its First Mortgage Bonds, 7¼% Series.

On September 10, 2002, CG&E borrowed the proceeds from the issuance by the Ohio Air Quality Development Authority of $84 million principal amount of its State of Ohio Air Quality Development Revenue Refunding Bonds 2002 Series A, due September 1, 2037. The issuance consists of two $42 million tranches, with the interest rate on one tranche being reset every 35 days by auction and the interest rate on the other tranche being reset every seven days by auction. The initial interest rates for the 35-day and 7-day tranches were 1.40 percent and 1.35 percent, respectively. Proceeds from the borrowing were used on October 7, 2002 to redeem, at par, two $42 million Series 1985 A&B Air Quality Development Authority State of Ohio Customized Purchase Revenue Bonds, due December 1, 2015. The redeemed bonds had been classified in *Notes payable and other short-term obligations.*

On September 12, 2002, PSI borrowed the proceeds from the issuance by the Indiana Development Finance Authority of $23 million principal amount of its Environmental Refunding Revenue Bonds Series 2002A, due March 1, 2031. The initial interest rate for the bonds was 1.40 percent. The interest rate resets every 35 days by auction. Proceeds from the borrowing were used on October 1, 2002 to redeem, at par, the $23 million principal amount of Indiana Development Finance Authority Environmental Refunding Revenue Bonds Series 1998, due August 1, 2028. The redeemed bonds had been classified in *Notes payable and other short-term obligations.*

On September 12, 2002, PSI borrowed the proceeds from the issuance by the Indiana Development Finance Authority of $24.6 million principal amount of its Environmental Refunding Revenue Bonds Series 2002B, due March 1, 2019. The initial interest rate for the bonds was 1.35 percent. The interest rate resets every seven days by auction. Proceeds from the issuance were used on October 1, 2002 to redeem, at par, the $24.6 million principal amount of City of Princeton, Indiana Pollution Control Revenue Refunding Bonds 1996 Series, due March 1, 2019. The redeemed bonds had been classified in *Notes payable and other short-term obligations.*

The holders of the newly issued Ohio Air Quality Development Authority and Indiana Development Finance Authority bonds mentioned above have the benefit of a financial guaranty insurance policy that insures the payment of principal of, and interest on, the bonds when due. CG&E and PSI have each entered into an insurance agreement with the bond insurer and have pledged first mortgage bonds to secure their respective reimbursement obligations under such agreements.

On September 23, 2002, CG&E issued $500 million principal amount of its 5.70 percent Debentures due September 15, 2012. Proceeds from the offering were used to repay short-term indebtedness incurred in connection with general corporate purposes including capital expenditures related to environmental compliance construction, and the repayment at maturity of $100 million principal amount of CG&E's First Mortgage Bonds, 7 1/4% Series. In July 2002, CG&E executed a treasury lock with a notional amount of $250 million, which was designated as a cash flow hedge of 50 percent of the forecasted interest payments on this debt offering. With the issuance of the debt, the treasury lock was settled. See Note 8(a) for additional information on this treasury lock.

The following table reflects the long-term debt maturities excluding any redemptions due to the exercise of call provisions or capital lease obligations. Callable means the issuer has the right to buy back a given security from the holder at a specified price before maturity. Putable means the holder has the right to sell a given security back to the issuer at a specified price before maturity.

(in millions)	Long-term Debt Maturities
2003	$ 191 (1)
2004	815
2005	204 (2)
2006	335
2007	374
Thereafter	2,351
Total	$4,270

(1) Includes $100 million of CG&E's long-term debt with a periodic put provision beginning in June 2003.

(2) Includes long-term debt with put provisions of $150 million for CG&E and $50 million for PSI.

Maintenance and replacement fund provisions contained in PSI's first mortgage bond indenture require: (1) cash payments, (2) bond retirements, or (3) pledges of unfunded property additions each year based on an amount related to PSI's net revenues.

NOTE 5: NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS

Short-term obligations may include:
- short-term notes;
- commercial paper; and
- variable rate pollution control notes.

SHORT-TERM NOTES

Short-term borrowings mature within one year from the date of issuance. We primarily use unsecured revolving lines of credit and the sale of commercial paper for short-term borrowings. A portion of our revolving lines is used to provide credit support for commercial paper. When revolving lines are reserved for commercial paper or backing letters of credit, they are not available for additional borrowings. The fees we paid to secure short-term borrowings were immaterial during each of the years ended December 31, 2002, 2001, and 2000.

At December 31, 2002, Cinergy Corp. had $494 million remaining unused and available capacity relating to its $1 billion revolving credit facilities. These revolving credit facilities include the following:

(in millions)

Credit Facility	Expiration	Established Lines	Outstanding and Committed	Unused and Available
364-day senior revolving	April 2003			
Direct borrowing		$	$ –	$
Commercial paper support			473	
Total 364-day facility		600	473	127
Three-year senior revolving	May 2004			
Direct borrowing			25	
Commercial paper support			–	
Letter of Credit support			8	
Total three-year facility		400	33	367
Total credit facilities		$1,000	$506	$494

In addition to revolving credit facilities, Cinergy Corp., CG&E, and PSI also maintain uncommitted lines of credit. These facilities are not guaranteed sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance. Cinergy Corp., CG&E, and PSI have established uncommitted lines of $65 million, $15 million, and $60 million, respectively, all of which remained unused as of December 31, 2002.

COMMERCIAL PAPER

Cinergy Corp.'s $800 million commercial paper program is supported by Cinergy Corp.'s $1 billion revolving credit facilities. The commercial paper program at the Cinergy Corp. level supports, in part, the short-term borrowing needs of CG&E and PSI and eliminates their need for separate commercial paper programs. As of December 31, 2002, Cinergy Corp. had $473 million in commercial paper outstanding.

VARIABLE RATE POLLUTION CONTROL NOTES

CG&E and PSI have issued certain variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development for pollution control purposes). Because the holders of these notes have the right to have their notes redeemed on a daily, monthly, or annual basis, they are reflected in *Notes payable and other short-term obligations* on the Consolidated Balance Sheets.

In October 2002, CG&E and PSI caused the redemption of certain series' of variable rate pollution control notes with a principal amount of $84 million and $47.6 million, respectively. Holders of the notes had the option of having their notes redeemed at various times ranging from any business day to annually. The notes were redeemed with proceeds from the issuance of new series' of variable rate pollution control notes that do not have the redemption features mentioned above, and are therefore classified as *Long-term debt* obligations. See Note 4 for further discussion of these redemptions.

The following table summarizes our *Notes payable and other short-term obligations*, at December 31, 2002 and 2001.

	December 31, 2002			December 31, 2001		
(in millions)	Established Lines	Outstanding	Weighted-Average Rate	Established Lines	Outstanding	Weighted-Average Rate
Cinergy Corp.						
Revolving lines	$1,000	$ 25	2.02%	$1,175	$ 599	2.55%
Uncommitted lines	65	–	–	40	–	–
Commercial paper [1]	800	473	1.81	800	125	3.49
Operating companies						
Uncommitted lines	75	–	–	75	66	3.73
Pollution control notes		147	1.82		279	2.10
Non-regulated subsidiaries						
Revolving lines	7	1	3.28	46	32	2.94
Short-term debt	22	22	2.93	49	44	4.81
Total		$668	1.86%		$1,145	2.71%

(1) The commercial paper program is supported by Cinergy Corp.'s revolving lines.

In our credit facilities, Cinergy Corp. has covenanted to maintain:

- a consolidated net worth of $2 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

A breach of these covenants could result in the termination of the credit facilities and the acceleration of the related indebtedness. In addition to breaches of covenants, certain other events that could result in the termination of available credit and acceleration of the related indebtedness include:

- bankruptcy;
- defaults in the payment of other indebtedness; and
- judgments against the company that are not paid or insured.

The latter two events, however, are subject to dollar-based materiality thresholds.

NOTE 6: SALES OF ACCOUNTS RECEIVABLE

During 2001, our operating companies had an agreement to sell, on a revolving basis, undivided percentage interests in certain of their accounts receivable and the related collections up to an aggregate maximum of $350 million. CG&E retained servicing responsibilities for its role as a collection agent of the amounts due on the sold receivables. However, the purchaser assumed the risk of collection on the sold receivables without recourse to our operating companies in the event of a loss. Proceeds from a portion of the sold receivables were held back as a reserve to reduce the purchaser's credit risk. Our operating companies did not retain any ownership interest in the sold receivables, but did retain undivided interests in their remaining balances of accounts receivable. The recorded amounts of the retained interests were measured at net realizable value. The accounts receivable on the Consolidated Balance Sheets were net of the amounts sold at December 31, 2001.

In February 2002, our operating companies replaced their previous agreement to sell certain of their accounts receivable and related collections. Cinergy Corp. formed Cinergy Receivables Company, LLC (Cinergy Receivables) to purchase, on a revolving basis, nearly all of the retail accounts receivable and related collections of our operating companies. Cinergy Corp. does not consolidate Cinergy Receivables since it meets the requirements to be accounted for as a qualifying SPE. The sales of receivables are accounted for under Statement 140.

The proceeds obtained from the sales of receivables are largely cash but do include a subordinated note from Cinergy Receivables for a portion of the purchase price (typically approximates 25 percent of the total proceeds). The note is subordinate to senior loans that Cinergy Receivables obtains from commercial paper conduits controlled by unrelated financial institutions. Cinergy Receivables provides credit enhancement related to senior loans in the form of over-collateralization of the purchased receivables. However, the over-collateralization is calculated monthly and does not extend to the entire pool of receivables held by Cinergy Receivables at any point in time. As such, these senior loans do not have recourse to all assets of Cinergy Receivables.

This subordinated note is a retained interest (right to receive a specified portion of cash flows from the sold assets) under Statement 140 and is classified within *Notes receivable* on the Consolidated Balance Sheets. In addition, Cinergy Corp.'s investment in Cinergy Receivables constitutes a purchased beneficial interest (purchased right to receive specified cash flows, in our case residual cash flows), which is subordinate to the retained interests held by our operating companies. The carrying values of the retained interests are determined by allocating the carrying value of the receivables between the assets sold and the interests retained based on relative fair value. The key assumptions in estimating fair value are credit losses and selection of discount rates. Because (a) the receivables generally turn in less than two months, (b) credit losses are reasonably predictable due to our operating companies' broad customer base and lack of significant concentration, and (c) the purchased beneficial interest is subordinate to all retained interests and thus would absorb losses first, the allocated basis of the subordinated notes are not materially different than their face value. Interest accrues to our operating companies on the retained interests using the accretable yield method, which generally approximates the stated rate on the notes since the allocated basis and the face value are nearly equivalent. We record income from Cinergy Receivables in a similar manner. We record an impairment charge against the carrying value of both the retained interests and purchased beneficial interest whenever we determine that an other-than-temporary impairment has occurred (which is unlikely unless credit losses on the receivables far exceed the anticipated level).

The key assumptions used in measuring the retained interests for sales since the inception of the new agreement are as follows (all amounts are averages of the assumptions used in each sale during the period):

Anticipated credit loss rate	0.6%
Discount rate on expected cash flows	5.0%
Receivables turnover rate [1]	12.9%

(1) Receivables at each month-end divided by annualized sales for the month.

The hypothetical effect on the fair value of the retained interests assuming both a 10 percent and 20 percent unfavorable variation in credit losses or discount rates is not material due to the short turnover of receivables and historically low credit loss history.

CG&E retains servicing responsibilities for its role as a collection agent on the amounts due on the sold receivables. However, Cinergy Receivables assumes the risk of collection on the purchased receivables without recourse to our operating companies in the event of a loss. While no direct recourse to our operating companies exists, these entities risk loss in the event collections are not sufficient to allow for full recovery of their retained interests. No servicing asset or liability is recorded since the servicing fee paid to CG&E approximates a market rate.

The following table shows the gross and net receivables sold, retained interests, purchased beneficial interest, sales during the period, and cash flows during the period as of December 31, 2002.

(in millions)	
Receivables sold as of period end	$ 483
Less: Retained interests	135
Net receivables sold as of period end	$ 348
Purchased beneficial interests	$ 10
Sales during period	
Receivables sold	$3,233
Loss recognized on sale	32
Cash flows during period	
Cash proceeds from sold receivables	$3,184
Collection fees received	2
Return received on retained interests	16

A decline in the long-term senior unsecured credit ratings of our operating companies below investment grade would result in a termination of the sale program and discontinuance of future sales of receivables, and could prevent Cinergy Receivables from borrowing additional funds from commercial paper conduits.

NOTE 7: LEASES

(a) OPERATING LEASES

We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past three years are detailed in the table below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2002:

(in millions)	
Actual Payments	
2000	$ 56
2001	$ 61
2002	$ 64
Estimated Minimum Payments	
2003	$ 43
2004	33
2005	26
2006	22
2007	18
After 2007	52
Total	$194

(b) CAPITAL LEASES

In each of the years 1999 through 2002, our operating companies entered into capital lease agreements to fund the purchase of gas and electric meters. The lease terms are for 120 months commencing with the date of purchase and contain various buyout options ranging from 48 to 105 months. It is our objective to own the meters indefinitely and the operating companies plan to exercise the buyout option at month 105. The effective lease rates given the early buyout option at 105 months are 6.71 percent for the 1999 leases, 6.09 percent for the 2000 leases, 6.00 percent for the 2001 leases, and 4.48 percent for the 2002 leases. The meters are depreciated at the same rate as if owned by the operating companies. Our operating companies each recorded a capital lease obligation, included in *Non-Current Liabilities-Other.*

The total minimum lease payments and the present values for these capital lease items are shown below:

(in millions)	
Total minimum lease payments[1]	$ 55
Less: amount representing interest	(12)
Present value of minimum lease payments	$ 43

(1) Annual minimum lease payments are immaterial.

NOTE 8: FINANCIAL INSTRUMENTS

(a) FINANCIAL DERIVATIVES

We have entered into financial derivative contracts for the purpose described below.

Interest Rate Risk Management

Our current policy of managing exposure to fluctuations in interest rates is to maintain approximately 30 percent of the total amount of outstanding debt in floating interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under the swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated on an agreed notional amount. CG&E has an outstanding interest rate swap agreement that decreased the percentage of floating-rate debt. Under the provisions of the swap, which has a notional amount of $100 million, CG&E pays a fixed-rate and receives a floating-rate through October 2007. This swap qualifies as a cash flow hedge under the provisions of Statement 133. As the terms of the swap agreement mirror the terms of the debt agreement that it is hedging, we anticipate that this swap will continue to be effective as a hedge. Changes in fair value of this swap are recorded in *Accumulated other comprehensive income (loss)*, beginning with our adoption of Statement 133 on January 1, 2001. Cinergy Corp. has three outstanding interest rate swaps with a combined notional amount of $250 million. Under the provisions of the swaps, Cinergy Corp. receives fixed-rate interest payments and pays floating-rate interest payments through September 2004. These swaps qualify as fair value hedges under the provisions of Statement 133. We anticipate that these swaps will continue to be effective as hedges.

Treasury locks are agreements that fix the yield or price on a specified treasury security for a specified period, which we sometimes use in connection with the issuance of fixed-rate debt. On September 23, 2002, CG&E issued $500 million principal amount senior unsecured debentures due September 15, 2012, with an interest rate of 5.70 percent. In July 2002, CG&E executed a treasury lock with a notional amount of $250 million, which was designated as a cash flow hedge of 50 percent of the forecasted interest payments on this debt offering. The treasury lock effectively fixed the benchmark interest rate (i.e., the treasury component of the interest rate, but not the credit spread) for 50 percent of the offering from July 2002 through the issuance date in order to reduce the exposure associated with treasury rate volatility. With the issuance of the debt, the treasury lock was settled. Given the use of hedge accounting, this settlement is reflected in *Accumulated other comprehensive income (loss)* on an after-tax basis in the amount of $13 million, rather than a charge to net income. This amount will be reclassified to *Interest* expense over the 10-year life of the related debt as interest is accrued.

See Note 1(l) for additional information on financial derivatives. In the future, we will continually monitor market conditions to evaluate whether to modify our level of exposure to fluctuations in interest rates.

(b) FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The estimated fair values of other financial instruments were as follows (this information does not claim to be a valuation of the company as a whole):

	December 31, 2002		December 31, 2001	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
First mortgage bonds and other long-term debt[1]	$4,272	$4,483	$3,745	$3,805

(1) Includes amounts reflected as Long-term debt due within one year.

The following methods and assumptions were used to estimate the fair values of each major class of instruments:

(i) Cash and Cash Equivalents, Restricted Deposits, and Notes Payable and Other Short-term Obligations

Due to the short period to maturity, the carrying amounts reflected on the Consolidated Balance Sheets approximate fair values.

(ii) Long-term Debt

The fair values of long-term debt issues were estimated based on the latest quoted market prices or, if not listed on the New York Stock Exchange, on the present value of future cash flows. The discount rates used approximate the incremental borrowing costs for similar instruments.

(c) CONCENTRATIONS OF CREDIT RISK

Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

(i) Trade Receivables and Physical Power Portfolio

Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with the traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2002, we believe the likelihood of significant losses associated with credit risk in our trade accounts receivable or physical power portfolio is remote.

(ii) Energy Trading Credit Risk

Cinergy's extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines document the management approval levels for credit limits, evaluation of creditworthiness, and credit risk mitigation procedures. Exposures to credit risks are monitored daily by the Corporate Credit Risk function. As of December 31, 2002, approximately 96 percent of the credit exposure related to energy trading and marketing activity was with counterparties rated Investment Grade or the counterparties' obligations were guaranteed by a parent company or other entity rated Investment Grade. No single non-investment grade counterparty accounts for more than one percent of our total credit exposure. Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk is generally greater than with other commodity trading.

In December 2001, Enron Corp. (Enron) filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Southern District of New York. We decreased our trading activities with Enron in the months prior to its bankruptcy filing. We intend to resolve any contract differences pursuant to the terms of those contracts, business practices, and the applicable provisions of the Bankruptcy Code, as approved by the court. While we cannot predict the resolution of these matters, we do not believe that any exposure relating to those contracts would have a material impact on our financial position or results of operations.

We continually review and monitor our credit exposure to all counterparties and secondary counterparties. If appropriate, we may adjust our credit reserves to attempt to compensate for increased credit risk within the industry. Counterparty credit limits may be adjusted on a daily basis in response to changes in a counterparty's financial status or public debt ratings.

(iii) Financial Derivatives

Potential exposure to credit risk also exists from our use of financial derivatives such as currency swaps, foreign exchange forward contracts, interest rate swaps, and treasury locks. Because these financial instruments are transacted with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

NOTE 9: PENSION AND OTHER POSTRETIREMENT BENEFITS

We provide benefits to our retirees in the form of pensions and other postretirement benefits.

Our qualified defined benefit pension plans cover substantially all of our U.S. employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on:

- years of participation;
- age at retirement; and
- the applicable average Social Security wage base or benefit amount.

Our pension plan funding policy for our U.S. employees is to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans' assets consist of investments in equity and fixed income securities.

We provide certain health care and life insurance benefits to our retired U.S. employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments. With the exception of PSI, we do not pre-fund our obligations for these postretirement benefits. In 1999, PSI began pre-funding its obligations through a grantor trust as authorized by the IURC. This trust, which consists of equity and fixed income securities, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* At December 31, 2002 and 2001, trust assets were approximately $52 million and $53 million, respectively, and are reflected in the Consolidated Balance Sheets as *Other investments.*

In addition, we sponsor non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. We began funding certain of these non-qualified plans through a rabbi trust in 1999. This trust, which consists of equity and fixed income securities, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions.* At December 31, 2002 and 2001, trust assets were approximately $8 million and are reflected in the Consolidated Balance Sheets as *Other investments.*

In 2000 and 2002, Cinergy offered voluntary early retirement programs to certain individuals. In accordance with Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* (Statement 88), we recognized an expense of $12.8 million and $39.1 million in 2000 and 2002, respectively.

Our benefit plans' costs for the past three years included the following components:

	Qualified Pension Benefits			Non-Qualified Pension Benefits			Other Postretirement Benefits		
(in millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000
Service cost	$ 27.3	$ 27.9	$ 27.4	$ 2.7	$2.1	$2.0	$ 3.5	$ 3.8	$ 3.4
Interest cost	79.2	77.5	73.0	5.1	4.8	4.1	19.6	17.9	17.0
Expected return on plans' assets	(86.3)	(81.9)	(77.0)	–	–	–	(0.3)	–	–
Amortization of transition (asset) obligation	(1.3)	(1.3)	(1.3)	0.1	0.1	0.1	5.0	5.0	5.0
Amortization of prior service cost	6.2	4.6	4.5	0.9	1.1	1.1	–	–	–
Recognized actuarial (gain) loss	(5.4)	(3.2)	(2.4)	0.8	0.6	0.1	1.1	0.1	–
Voluntary early retirement costs (Statement 88)	38.6	–	11.9	0.5	–	0.9	–	–	–
Net periodic benefit cost	$ 58.3	$ 23.6	$ 36.1	$10.1	$8.7	$8.3	$28.9	$26.8	$25.4

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31 of both years.

(in millions)	Qualified Pension Benefits 2002	Qualified Pension Benefits 2001	Non-Qualified Pension Benefits 2002	Non-Qualified Pension Benefits 2001	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001
Change in benefit obligation						
Benefit obligation at beginning of period	$1,083.5	$1,064.5	$ 70.9	$ 67.0	$ 270.4	$ 247.1
Service cost	27.3	27.9	2.7	2.1	3.5	3.8
Interest cost	79.2	77.5	5.1	4.8	19.6	17.9
Amendments[1]	43.3	18.0	4.5	(1.8)	(12.3)	–
Actuarial (gain) loss	156.5	(43.6)	20.6	4.3	80.2	17.9
Benefits paid	(74.9)	(60.8)	(6.0)	(5.5)	(18.2)	(16.3)
Benefit obligation at end of period	1,314.9	1,083.5	97.8	70.9	343.2	270.4
Change in plan assets						
Fair value of plan assets at beginning of period	875.4	1,043.6	–	–	–	–
Actual return on plan assets	(48.0)	(108.1)	–	–	–	–
Employer contribution	4.0	0.7	6.0	5.5	18.2	16.3
Benefits paid	(74.9)	(60.8)	(6.0)	(5.5)	(18.2)	(16.3)
Fair value of plan assets at end of period	756.5	875.4	–	–	–	–
Funded status	(558.4)	(208.1)	(97.8)	(70.9)	(343.2)	(270.4)
Unrecognized prior service cost	48.4	50.0	13.5	10.2	–	–
Unrecognized net actuarial (gain) loss	196.2	(100.1)	37.6	17.7	125.5	45.7
Unrecognized net transition (asset) obligation	(1.9)	(3.2)	0.1	0.1	33.5	50.8
Benefit cost at December 31	$ (315.7)	$ (261.4)	$(46.6)	$(42.9)	$(184.2)	$(173.9)
Amounts recognized in balance sheets						
Accrued benefit liability	$ (353.0)	$ (261.4)	$(89.0)	$(63.3)	$(184.2)	$(173.9)
Intangible asset	32.6	–	13.6	10.3	–	–
Accumulated other comprehensive income (pre-tax)	4.7	–	28.8	10.1	–	–
Net recognized at end of period	$ (315.7)	$ (261.4)	$(46.6)	$(42.9)	$(184.2)	$(173.9)

(1) For 2002, the amounts of $43.3 million and $4.5 million include $38.6 million and $0.5 million, respectively of voluntary early retirement expenses in accordance with Statement 88, as previously discussed.

The following table provides the weighted-average actuarial assumptions.

	Qualified Pension Benefits 2002	Qualified Pension Benefits 2001	Qualified Pension Benefits 2000	Non-Qualified Pension Benefits 2002	Non-Qualified Pension Benefits 2001	Non-Qualified Pension Benefits 2000	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Actuarial assumptions:									
Discount rate	6.75%	7.50%	7.50%	6.75%	7.50%	7.50%	6.75%	7.50%	7.50%
Rate of future compensation increase	4.00	4.00	4.50	4.00	4.00	4.50	N/A	N/A	N/A
Rate of return on plans' assets	9.00	9.25	9.00	N/A	N/A	N/A	N/A	3.00	N/A

For measurement purposes, we assumed a seven percent annual rate of increase in the per capita cost of covered health care benefits for 2002. It was assumed that the rate would decrease gradually to five percent in 2008 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 3.4	$ (2.9)
Effect on postretirement benefit obligation	44.3	(38.7)

During 2002, eligible employees were offered the opportunity to make a one-time election, effective January 1, 2003, to either continue to have their pension benefit determined by the current defined benefit pension formula or to have their benefit determined using a cash balance formula. Participants in the cash balance plan may request a lump-sum cash payment based upon termination of their employment which may result in increased cash requirements from pension plan assets.

Since 85 percent of eligible employees chose to continue with the traditional pension formula, we do not believe the cash balance features will have a material effect on our financial position or results of operations.

NOTE 10: INCOME TAXES

The following table shows the significant components of our net deferred income tax liabilities as of December 31:

(in millions)	2002	2001
Deferred Income Tax Liability		
Property, plant, and equipment	$1,356.5	$1,172.0
Unamortized costs of reacquiring debt	13.9	13.4
Deferred operating expenses and carrying costs	4.4	10.3
Purchased power tracker	11.6	9.7
RTC	213.2	206.0
Net energy risk management assets	8.8	12.2
Amounts due from customers-income taxes	37.4	22.9
Gasification services agreement buyout costs	89.8	92.3
Other	45.2	48.2
Total Deferred Income Tax Liability	1,780.8	1,587.0
Deferred Income Tax Asset		
Unamortized investment tax credits	42.5	45.9
Accrued pension and other postretirement benefit costs	196.3	162.4
Rural Utilities Service obligation	28.2	28.2
Other	41.9	48.5
Total Deferred Income Tax Asset	308.9	285.0
Net Deferred Income Tax Liability	$1,471.9	$1,302.0

We will file a consolidated federal income tax return for the year ended December 31, 2002. The current tax liability is allocated among the members of the Cinergy consolidated group, pursuant to a tax sharing agreement filed with the SEC under the PUHCA.

The following table summarizes federal and state income taxes charged (credited) to income:

(in millions)	2002	2001	2000
Current Income Taxes			
Federal	$ 13.3	$122.9	$187.3
State	(4.1)	9.3	16.9
Total Current Income Taxes	9.2	132.2	204.2
Deferred Income Taxes			
Federal			
Depreciation and other property, plant, and equipment-related items[1]	172.2	42.7	26.1
Pension and other benefit costs	(17.4)	(11.8)	(21.3)
Deferred excise taxes	–	14.5	–
Unrealized energy risk management transactions	9.0	44.0	10.9
Fuel costs	(22.7)	5.7	28.7
Purchased power tracker	1.5	8.5	–
Gasification services agreement buyout costs	(2.6)	(2.2)	(0.1)
Other — net	(14.1)	16.1	11.0
Total Deferred Federal Income Taxes	125.9	117.5	55.3
State	30.4	15.4	1.7
Total Deferred Income Taxes	156.3	132.9	57.0
Investment Tax Credits — Net	(8.2)	(9.1)	(9.6)
Total Income Taxes	$157.3	$256.0	$251.6

(1) The increase in deferred income taxes for depreciation and other property, plant, and equipment-related items includes a change in accounting method for tax purposes related to capitalized costs.

Internal Revenue Code Section 29 provides a tax credit (nonconventional fuel source credit) for qualified fuels produced and sold by a taxpayer to an unrelated person during the taxable year. The nonconventional fuel source credit reduced current federal income tax expense $41.6 million and $1.1 million for 2002 and 2001, respectively.

Internal Revenue Code Section 45 provides a tax credit for electricity produced from certain renewable resources during the taxable year. The renewable resource credit reduced current federal income tax expense $4.1 million, $3.2 million, and $2.5 million for 2002, 2001, and 2000, respectively.

The following table presents a reconciliation of federal income taxes (which are calculated by multiplying the statutory federal income tax rate by book income before federal income tax) to the federal income tax expense reported in the Consolidated Statements of Income:

(in millions)	2002	2001	2000
Statutory federal income tax provision	$184.8	$235.6	$221.3
Increases (reductions) in taxes resulting from:			
Amortization of investment tax credits	(8.2)	(9.1)	(9.6)
Depreciation and other property, plant, and equipment-related differences	0.2	3.2	17.7
Preferred dividend requirements of subsidiaries	1.2	1.2	1.6
Income tax credits	(45.7)	(4.3)	(2.5)
Foreign tax adjustments	5.0	(1.3)	–
Employee Stock Option Plan dividend	(3.0)	–	–
Other — net	(3.3)	6.0	4.5
Federal Income Tax Expense	$131.0	$231.3	$233.0

NOTE 11: COMMITMENTS AND CONTINGENCIES

(a) CONSTRUCTION AND OTHER COMMITMENTS

Forecasted construction and other committed expenditures, including capitalized financing costs, for the year 2003 and for the five-year period 2003-2007 (in nominal dollars) are $759 million and $3.1 billion, respectively.

This forecast includes an estimate of expenditures in accordance with our operating companies' plans regarding nitrogen oxide (NO_X) emission control standards and other environmental compliance (excluding implementation of the tentative U.S. Environmental Protection Agency (EPA) Agreement), as discussed below.

(b) GUARANTEES

In the ordinary course of business, Cinergy enters into various agreements providing financial or performance assurances to third parties on behalf of certain unconsolidated subsidiaries and joint ventures. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to these entities on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish their intended commercial purposes. The guarantees have various termination dates, from short-term (less than one year) to open-ended.

In many cases, the maximum potential amount of an outstanding guarantee is an express term, set forth in the guarantee agreement, representing the maximum potential obligation of Cinergy under that guarantee (excluding, at times, certain legal fees to which a guaranty beneficiary may be entitled). In those cases where there is no maximum potential amount expressly set forth in the guarantee agreement, we calculate the maximum potential amount by considering the terms of the guaranteed transactions, to the extent such amount is estimable.

Cinergy has guaranteed the payment of $33 million as of December 31, 2002, for unconsolidated subsidiaries' debt and for borrowings by individuals under the Director, Officer, and Key Employee Stock Purchase Program (see Note 2(d) for further information). Cinergy may be obligated to pay the debt's principal and any related interest in the event of an unexcused breach of a guaranteed payment obligation by the unconsolidated subsidiary or an unexcused breach of guaranteed payment obligation by certain directors, officers, and key employees. The majority of these guarantees expire in three years.

Cinergy Corp. has also provided performance guarantees on behalf of certain unconsolidated subsidiaries and joint ventures. These guarantees support performance under various agreements and instruments (such as construction contracts, operations and maintenance agreements and energy service agreements). Cinergy Corp. may be liable in the event of an unexcused breach of a guaranteed performance obligation by an unconsolidated subsidiary. Cinergy Corp. has estimated its maximum potential amount to be $133 million under these guarantees as of December 31, 2002. Cinergy Corp. may also have recourse to third parties for claims required to be paid under certain of these guarantees. The majority of these guarantees expire at the completion of the underlying performance agreement, generally 15 to 20 years.

Cinergy has entered into contracts that include indemnification provisions as a routine part of its business activities. Examples of these contracts include purchase and sale agreements and operating agreements. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties and covenants contained in the contract. In some cases, particularly with respect to purchase and sale agreements, the potential liability for certain indemnification obligations is capped, in whole or in part (generally at an aggregate amount not exceeding the sale price), and subject to a deductible amount before any payments would become due. In other cases (such as indemnifications for willful misconduct of employees in a joint venture), the maximum potential amount is not estimable given that the magnitude of any claims under those indemnifications would be a function of the extent of damages actually incurred, which is not practicable to estimate unless and until the event occurs. Cinergy has estimated the maximum potential amount, where estimable, to be $131 million under these indemnification provisions and considers the likelihood of making any material payments under these provisions to be remote. The termination period for the majority of matters covered under indemnification provisions in purchase and sale agreements generally ranges from two to seven years.

We believe the likelihood that Cinergy would be required to perform or otherwise incur any significant losses associated with any or all of the guarantees described in the preceding paragraphs is remote.

(c) OZONE TRANSPORT RULEMAKINGS

In June 1997, the Ozone Transport Assessment Group, which consisted of 37 states, made a wide range of recommendations to the EPA to address the impact of ozone transport on serious non-attainment areas (geographic areas defined by the EPA as non-compliant with ozone standards) in the Northeast, Midwest, and South. Ozone transport refers to wind-blown movement of ozone and ozone-causing materials across city and state boundaries.

(i) NO_X State Implementation Plan (SIP) Call

In October 1998, the EPA finalized its ozone transport rule, also known as the NO_X SIP Call. It applied to 22 states in the eastern half of the U.S., including the three states in which our electric utilities operate, and proposed a model NO_X emission allowance trading program. This rule recommended that states reduce NO_X emissions primarily from industrial and utility sources to a certain level by May 2003.

Ohio, Indiana, a number of other states, and various industry groups (some of which we are a member), filed legal challenges to the NO_X SIP Call with the U.S. Circuit Court of Appeals for the District of Columbia (Court of Appeals). In August 2000, the Court of Appeals extended the deadline for NO_X reductions to May 31, 2004. In June 2001, the Court of Appeals remanded portions of the NO_X SIP Call to the EPA for reconsideration of how growth was factored into the state NO_X budgets. On May 1, 2002, the EPA published, in the Federal Register, a final rule reaffirming its growth factors and state NO_X budgets, with additional explanation. The states of West Virginia and Illinois, along with various industry groups (some of which we are a member), have challenged the growth factors and state NO_X budgets in an action filed in the Court of Appeals. It is unclear when the Court of Appeals will reach a decision in this case, or whether this decision will result in an increase or decrease in the size of the NO_X reduction requirement, or a deferral of the May 31, 2004 compliance deadline.

The states of Indiana and Kentucky developed final NO_X SIP rules in response to the NO_X SIP Call, through cap and trade programs, in June and July of 2001, respectively. On November 8, 2001, the EPA approved Indiana's SIP rules, which became effective December 10, 2001. On April 11, 2002, the EPA proposed direct final approval of Kentucky's rules and they became effective on June 10, 2002. The state of Ohio completed its NO_X SIP rules in response to the NO_X SIP Call on July 8, 2002, with an effective date of July 18, 2002. On January 16, 2003, the EPA proposed a direct final rule to approve Ohio's SIP. The rule will be effective March 17, 2003, assuming no adverse comments are received. Cinergy's current plans for compliance with the EPA's NO_X SIP Call would also satisfy compliance with Indiana's, Kentucky's, and Ohio's SIP rules.

On September 25, 2000, Cinergy announced a plan for its subsidiaries, CG&E and PSI, to invest in pollution control equipment and other methods to reduce NO_X emissions. This plan includes the following:

- complete installation of nine selective catalytic reduction units at several different generating stations;
- install other pollution control technologies, including new computerized combustion controls, at all generating stations;
- make combustion improvements; and
- utilize the NO_X allowance market to buy or sell NO_X allowances as appropriate.

The current estimate for additional expenditures for this investment is approximately $275 million and is in addition to the $578 million already incurred to comply with this program.

(ii) Section 126 Petitions

In February 1998, several northeast states filed petitions seeking the EPA's assistance in reducing ozone in the eastern U.S. under Section 126 of the Clean Air Act (CAA). The EPA believes that Section 126 petitions allow a state to claim that sources in another state are contributing to its air quality problem and request that the EPA require the upwind sources to reduce their emissions.

In December 1999, the EPA granted four Section 126 petitions relating to NO_X emissions. This ruling affected all of our Ohio and Kentucky facilities, as well as some of our Indiana facilities, and requires us to reduce our NO_X emissions to a certain level by May 2003. In May 2001, the Court of Appeals substantially upheld a challenge to the Section 126 requirements, and remanded portions of the rule to the EPA for reconsideration of how growth was factored into the emission limitations. On August 24, 2001, the Court of Appeals temporarily suspended the Section 126 compliance deadline, pending the EPA's reconsideration of growth factors. On May 1, 2002, the EPA issued a final rule extending the Section 126 rule compliance deadline to May 31, 2004, thus harmonizing the deadline with that for the NO_X SIP Call.

The Section 126 rule will not apply, however, in states with approved SIPs under the NO_X SIP Call, which include the states of Indiana and Kentucky. In addition, the EPA has issued a direct final rule approving Ohio's SIP. As a result of these actions, we anticipate that the Section 126 rule will not affect any of our facilities.

(iii) State Ozone Plans

On November 15, 1999, the states of Indiana and Kentucky (along with Jefferson County, Kentucky) jointly filed an amendment to their attainment demonstration on how they intend to bring the Greater Louisville Area (including Floyd and Clark Counties in Indiana) into attainment with the one-hour ozone standard. The Greater Louisville Area has since attained the one-hour ozone standard, and on October 23, 2001, the EPA re-designated the area as being in attainment with that standard. Previous SIP amendments called for, among other things, statewide NO_X reductions from utilities in Indiana, Kentucky, and surrounding states which are less stringent than the EPA's NO_X SIP Call. In lieu of continuing rulemakings for NO_X emission reductions under this demonstration, the states completed more stringent NO_X emission reduction regulations in response to the NO_X SIP Call.

See (f) below for a discussion of the tentative EPA Agreement, the implementation of which could affect our strategy for compliance with the final NO_X SIP Call.

(d) NEW SOURCE REVIEW (NSR)

The CAA's NSR provisions require that a company obtain a pre-construction permit if it plans to build a new stationary source of pollution or make a major modification to an existing facility, unless the changes are exempt.

On November 3, 1999, the United States sued a number of holding companies and electric utilities, including Cinergy, CG&E, and PSI, in various U.S. District Courts (District Court). The Cinergy, CG&E, and PSI suit alleged violations of the CAA at two of our generating stations relating to NSR and New Source Performance Standards requirements. The suit sought (1) injunctive relief to require installation of pollution control technology on each of the generating units at CG&E's W.C. Beckjord Generating Station (Beckjord Station) and at PSI's Cayuga Generating Station, and (2) civil penalties in amounts of up to $27,500 per day for each violation. Since that time, two amendments to the complaint have been filed by the United States, alleging additional violations of the CAA, including allegations involving different generating units. In addition, three northeast states and two environmental groups have intervened in the case.

On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle with the parties in the litigation for a negotiated resolution of the CAA claims in the litigation. See (f) below for a discussion of the tentative EPA Agreement.

On October 4, 2002, the Indiana District Court issued a Revised Case Management Plan in Cinergy's case that sets forth the dates by which various events in the litigation, such as discovery and the filing of dispositive motions, must be completed. Consistent with the plan, on October 9, 2002, the Indiana District Court set the case for trial by jury commencing on October 4, 2004.

At this time, it is not possible to predict whether a final agreement implementing the agreement in principle can be reached. The parties continue to negotiate. If the settlement is not completed, we intend to defend against the allegations vigorously in court. In such an event, it is not possible to determine the likelihood that the plaintiffs would prevail upon their claims or whether resolution of these matters would have a material effect on our financial position or results of operations.

(e) BECKJORD STATION NOTICE OF VIOLATION (NOV)

On November 30, 1999, the EPA filed an NOV against Cinergy and CG&E, alleging that emissions of particulate matter at the Beckjord Station exceeded the allowable limit. The allegations contained in this NOV were incorporated within the March 1, 2000 amended complaint, as discussed in (d) above. On June 22, 2000, the EPA issued an NOV and a finding of violation (FOV) alleging additional particulate emission violations at Beckjord Station. The NOV/FOV indicated the EPA may issue an administrative compliance order, issue an administrative penalty order, or bring a civil or criminal action.

See (f) below for a discussion of the tentative EPA Agreement, which relates to matters discussed within this note.

(f) EPA AGREEMENT

On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle with the United States, three northeast states, and two environmental groups for a negotiated resolution of CAA claims and other related matters brought against coal-fired power plants owned and operated by Cinergy's operating subsidiaries. The complete resolution of these issues is contingent upon establishing a final agreement with the EPA and other parties. If a final agreement is reached with these parties, it would resolve past claims of alleged NSR violations as well as the Beckjord Station NOVs/FOV discussed previously under (d) and (e).

In addition, the intent of the tentative agreement is that we would be allowed to continue on-going activities to maintain reliability and availability without subjecting the plants to future litigation regarding federal NSR permitting requirements.

In return for resolution of claims regarding past maintenance activities, as well as future operational certainty, we have tentatively agreed to:

- shut down or repower with natural gas, nine small coal-fired boilers at three power plants beginning in 2004;
- build four additional sulfur dioxide (SO_2) scrubbers, the first of which must be operational by December 31, 2007;
- upgrade existing particulate control systems;
- phase in the operation of NO_X reduction technology year-round starting in 2004;
- reduce our existing Title IV SO_2 cap by 35 percent in 2013;
- pay a civil penalty of $8.5 million to the U.S. government; and
- implement $21.5 million in environmental mitigation projects, including retiring 50,000 tons of SO_2 allowances by 2005.

The estimated cost for these capital expenditures is expected to be approximately $700 million through 2013. These capital expenditures are in addition to our previously announced commitment to install NO_X controls as discussed in (c) above, but does include capital costs that Cinergy would expect to spend regardless of the settlement due to new environmental requirements expected in the second half of this decade.

Cinergy, CG&E, and PSI have accrued costs related to certain aspects of the tentative agreement. In reaching the tentative agreement, we did not admit any wrongdoing and remain free to continue our current maintenance practices, as well as implement future projects for improved reliability.

At this time, it is not possible to predict whether a final agreement implementing the agreement in principle can be reached. The parties continue to negotiate. If the settlement is not completed, we intend to defend against the allegations, discussed in (d) and (e) above, vigorously in court. In such an event, it is not possible to determine the likelihood that the plaintiffs would prevail upon their claims or whether resolution of these matters would have a material effect on our financial position or results of operations.

(g) MANUFACTURED GAS PLANT (MGP) SITES

Prior to the 1950s, gas was produced at MGP sites through a process that involved the heating of coal and/or oil. The gas produced from this process was sold for residential, commercial, and industrial uses.

Coal tar residues, related hydrocarbons, and various metals associated with MGP sites have been found at former MGP sites in Indiana, including at least 21 sites which PSI or its predecessors previously owned. PSI acquired four of the sites from NIPSCO in 1931. At the same time, PSI sold NIPSCO the sites located in Goshen and Warsaw, Indiana. In 1945, PSI sold 19 of these sites (including the four sites it acquired from NIPSCO) to the predecessor of the Indiana Gas Company, Inc. (IGC). IGC later sold the site located in Rochester, Indiana to NIPSCO.

IGC and NIPSCO have both made claims against PSI, alleging that PSI is a Potentially Responsible Party with respect to the 21 MGP sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The claims further asserted that PSI was legally responsible for the costs of investigating and remediating the sites. In August 1997, NIPSCO filed suit against PSI in federal court, claiming recovery (pursuant to CERCLA) of NIPSCO's past and future costs of investigating and remediating MGP-related contamination at the Goshen, Indiana MGP site.

In November 1998, NIPSCO, IGC, and PSI entered into a Site Participation and Cost Sharing Agreement (Agreement). This Agreement allocated CERCLA liability for past and future costs at seven MGP sites in Indiana among the three companies. As a result of the Agreement, NIPSCO's lawsuit against PSI was dismissed. Similar agreements were reached between IGC and PSI that allocate CERCLA liability at 14 MGP sites with which NIPSCO was not involved. These agreements concluded all CERCLA and similar claims between the three companies related to MGP sites. The parties continue to investigate and remediate the sites, as appropriate, under the agreements and applicable laws. The Indiana Department of Environmental Management (IDEM) oversees investigation and cleanup of some of the sites.

PSI notified its insurance carriers of the claims related to MGP sites raised by IGC, NIPSCO, and IDEM. In April 1998, PSI filed suit in Hendricks County Circuit Court in the state of Indiana against its general liability insurance carriers. PSI sought a declaratory judgment to obligate its insurance carriers to (1) defend MGP claims against PSI, or (2) pay PSI's costs of defense and compensate PSI for its costs of investigating, preventing, mitigating, and remediating damage to property and paying claims related to MGP sites. The lawsuit was moved to the Hendricks County Superior Court (Superior Court) in July 1998. The trial court issued a variety of rulings with respect to the claims and defenses in the litigation. PSI has appealed certain adverse rulings to the Indiana Court of Appeals. At the present time, we cannot predict the outcome of this litigation, including the outcome of the appeals to the Indiana Court of Appeals.

PSI and CG&E, including its utility subsidiaries, have accrued costs for the sites related to investigation, remediation, and groundwater monitoring to the extent such costs are probable and can be reasonably estimated. PSI and CG&E, including its utility subsidiaries, do not believe they can provide an estimate of the reasonably possible total remediation costs for any site before a remedial investigation/feasibility study is performed. To the extent remediation is necessary, the timing of the remediation activities impacts the cost of remediation. Therefore, PSI and CG&E, including its utility subsidiaries, currently cannot determine the total costs that may be incurred in connection with remediation of all sites, to the extent that remediation is required. Until investigation and remediation activities have been completed on these sites, and the extent of insurance coverage for these costs, if any, is determined, we are unable to reasonably estimate the total costs and impact on our financial position or results of operations.

(h) ASBESTOS CLAIMS LITIGATION

CG&E and PSI have been named in lawsuits related to Asbestos at their electric generating stations. In these lawsuits, plaintiffs claim to have been exposed to Asbestos containing products in the course of their work at the CG&E and PSI generating stations. The plaintiffs further claim that as the property owner of the generating stations, CG&E and PSI should be held liable for their injuries and illnesses based on an alleged duty to warn and protect them from any Asbestos exposure. A majority of the lawsuits to date have been brought against PSI. The impact on our financial position or results of operations of these cases to date has not been material.

One specific case filed against PSI has been tried to verdict. Following a 10 week trial of the case entitled *William Lee Roberts, Jr. and Beverly Roberts v. AC&S, Inc., et al., PSI Energy, Inc.*, Marion Superior Court 2, on May 24, 2002, the jury returned a verdict against PSI in the amount of approximately $500,000 on a negligence claim and for PSI on punitive damages. PSI is appealing the judgment in this case. The total damages were immaterial to PSI's financial position and results of operations. However, future verdicts in any of the pending lawsuits could be material. At this time, we are not able to predict the ultimate outcome of these lawsuits or the impact on our financial position or results of operations.

(i) GAS CUSTOMER CHOICE

In January 2000, Investments sold Cinergy Resources, Inc. (Resources), a former subsidiary, to Licking Rural Electrification, Inc., doing business as The Energy Cooperative (Energy Cooperative). In February 2001, Cinergy, CG&E, and Resources were named as defendants in three class action lawsuits brought by customers relating to Energy Cooperative's removal from the Ohio Gas Customer Choice program and the failure to deliver gas to customers.

Subsequently, these class action suits were amended and consolidated into one suit. CG&E has been dismissed as a defendant in the consolidated suit. In March 2001, Cinergy, CG&E, and Investments were named as defendants in a lawsuit filed by both Energy Cooperative and Resources. This lawsuit concerns any obligations or liabilities Investments may have to Energy Cooperative following its sale of Resources. This lawsuit is pending in the Licking County Common Pleas Court. Trial is anticipated to occur in late 2003 or early 2004. In October 2001, Cinergy, CG&E, and Investments initiated litigation against the Energy Cooperative requesting indemnification by the Energy Cooperative for the claims asserted by former customers in the class action litigation. This customer litigation is pending in the Hamilton County Common Pleas Court. A trial date has not been set. We intend to vigorously defend these lawsuits. At the present time, we cannot predict the outcome of these suits.

(j) PSI FUEL ADJUSTMENT CHARGE

PSI defers fuel costs that are recoverable in future periods subject to IURC approval under a fuel recovery mechanism. In June 2001, the IURC issued an order in a PSI fuel recovery proceeding, disallowing approximately $14 million of deferred costs. On June 26, 2001, PSI formally requested that the IURC reconsider its disallowance decision. In August 2001, the IURC indicated that it would reconsider its decision. In August 2002, the IURC issued its final ruling allowing PSI to fully recover the $14 million.

In June 2001, PSI filed a petition with the IURC requesting authority to recover $16 million in under billed deferred fuel costs incurred from March 2001 through May 2001. The IURC approved recovery of these costs subject to refund pending the findings of an investigative sub-docket. The sub-docket was opened to investigate the reasonableness of, and underlying reasons for, the under billed deferred fuel costs. A hearing was held in July 2002, and we anticipate a decision in the first quarter of 2003.

(k) PSI RETAIL RATE CASE

In December 2002, PSI filed a petition with the IURC seeking approval of a base retail electric rate increase. PSI's proposed increase reflects an average increase of approximately 16 to 19 percent over PSI's current retail electric rates. If approved by regulators, PSI estimates the rate request will become effective in early 2004. PSI plans to file initial testimony in this case in March 2003. An IURC decision is expected in the first quarter of 2004.

(l) CONSTRUCTION WORK IN PROGRESS (CWIP) RATEMAKING TREATMENT FOR NO_X EQUIPMENT

During the third quarter of 2001, PSI filed an application with the IURC requesting CWIP ratemaking treatment for costs related to NO_X equipment currently being installed at certain PSI generation facilities. CWIP ratemaking treatment allows for the recovery of carrying costs on the equipment during the construction period. PSI filed its case-in-chief testimony in January 2002. In July 2002, the IURC approved the application allowing PSI to commence CWIP ratemaking treatment for its NO_X equipment investments made through December 31, 2001. Initially this rate adjustment will result in approximately a one percent increase in customer rates. Under the IURC's CWIP rules, PSI may update its CWIP tracker at six-month intervals. The IURC's July order also authorized PSI to defer, for subsequent recovery, post-in-service depreciation and to continue the accrual for AFUDC. Pursuant to Statement of Financial Accounting Standards No. 92, *Regulated Enterprises-Accounting for Phase-in Plans*, the equity component of AFUDC will not be deferred for financial reporting.

In October 2002, PSI filed its first six-month CWIP tracker update with the IURC requesting approximately $11 million of additional revenue associated with investments made January 1, 2002, through June 30, 2002, for NO_X emission reduction equipment. The IURC authorized the recovery of these incremental expenditures in an order issued on January 29, 2003. The cumulative annual revenue to be recovered under this tracker is $28 million.

(m) PURCHASED POWER TRACKER

In May 1999, PSI filed a petition with the IURC seeking approval of a Tracker. This request was designed to provide for the recovery of costs related to purchases of power necessary to meet native load requirements to the extent such costs are not recovered through the existing fuel adjustment clause.

A hearing was held before the IURC in February 2001, to determine whether it was appropriate for PSI to continue the Tracker for future periods. In April 2001, a favorable order was received extending the Tracker for two years, through the summer of 2002. PSI is authorized to seek recovery of 90 percent of its purchased power expenses through the Tracker (net of the displaced energy portion recovered through the fuel recovery process and net of the mitigation credit portion), with the remaining 10 percent deferred for subsequent recovery in PSI's next general rate case. In March 2002, PSI filed a petition with the IURC seeking approval to extend the Tracker process beyond the summer of 2002. A hearing was held on January 16, 2003. We cannot predict the outcome of this proceeding at this time.

In June 2002, PSI also filed a petition with the IURC seeking approval of the recovery through the Tracker of its actual summer 2002 purchased power costs. A hearing on this matter is scheduled for the first quarter of 2003.

(n) CG&E GAS RATE CASE

In the third quarter of 2001, CG&E filed a retail gas rate case with the PUCO seeking to increase base rates for natural gas distribution service and requesting recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with an estimated capital cost of $716 million over the next 10 years. CG&E entered into a settlement agreement with most of the parties and a hearing on this matter was held in April 2002. An order was issued in May 2002, in which the PUCO approved the settlement agreement and authorized a base rate increase of approximately $15 million, or 3.3 percent overall, to be effective on May 30, 2002. In addition, the PUCO authorized CG&E to implement the tracking mechanism to recover the costs of the accelerated gas main replacement program, subject to certain rate caps that increase in amount annually through May 2007, through the effective date of new rates in CG&E's next retail gas rate case. The PUCO's order was not appealed. In the fourth quarter of 2002, CG&E filed an application to increase its rates under the tracking mechanism by approximately $8 million or 2.4 percent. The PUCO is investigating the application and we expect that the increase will become effective in May 2003.

(o) ULH&P GAS RATE CASE
In the second quarter of 2001, ULH&P filed a retail gas rate case with the KPSC seeking to increase base rates for natural gas distribution services and requesting recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with an estimated capital cost of $112 million over the next 10 years. A hearing on this matter was held in November 2001 and an order was issued in January 2002. In the order, the KPSC authorized a base rate increase of $2.7 million, or 2.8 percent overall, to be effective on January 31, 2002. In addition, the KPSC authorized ULH&P to implement the tracking mechanism to recover the costs of the accelerated gas main replacement program for an initial period of three years, with the possibility of renewal for the full 10 years. Per the terms of the order, the tracking mechanism will be set annually. The first filing was made in March 2002 and was approved by the KPSC in an order issued in August 2002. ULH&P filed an application for a certificate of public convenience and necessity with the KPSC in November 2002, to do cast iron and bare steel main replacement work in 2003 at an estimated cost of $14.1 million. The Kentucky Attorney General (Attorney General) has appealed the KPSC's approval of the tracking mechanism to the Franklin Circuit Court (Court) and has also appealed the KPSC's August 2002 order approving the new tracking mechanism rates. The KPSC's August 2002 order requires ULH&P to maintain records of the revenues collected under the tracking mechanism to enable ULH&P to refund such revenues, in case the Attorney General's appeal is upheld and the KPSC orders a refund. Amounts collected to date under this tracking mechanism are not material. ULH&P filed an application for rehearing with the KPSC in September 2002, in which ULH&P requested that the KPSC eliminate this requirement. In October 2002, the KPSC issued an order granting ULH&P's application for rehearing in part. The KPSC's order clarified that ULH&P must maintain its records of the revenues collected under the tracking mechanism in case a refund is ordered at a later date; however, the KPSC's order stated that it will not address the issue of whether to order a refund unless the Court rules that the KPSC lacked the requisite authority to approve the tracking mechanism. As a result, ULH&P will not record these revenues as subject to refund unless the Court so rules. At the present time, we cannot predict the outcome of this litigation.

(p) CONTRACT DISPUTES
Cinergy, through a subsidiary of Investments, is currently involved in negotiations to resolve a customer billing dispute. The primary issue of contention between the parties relates to the determinants used in calculating the monthly charge billed for electricity. We have reserved for a portion of the amount billed based on our current estimate of net realizable value.

Cinergy, through a subsidiary of Capital & Trading, is involved in a billing dispute with respect to billings for the supply of wholesale natural gas to a customer. This dispute, if not satisfactorily resolved by the parties, is subject to arbitration. We have reserved for a portion of the amount billed based on the current estimate of net realizable value.

Although we cannot predict the outcome of these matters, we believe the ultimate impact on our financial position and results of operations, beyond amounts reserved, will not be material.

NOTE 12: JOINTLY-OWNED PLANT

CG&E, CSP, and DP&L jointly own electric generating units and related transmission facilities. PSI is a joint-owner of Gibson Station Unit No. 5 with Wabash Valley Power Association, Inc. (WVPA), and Indiana Municipal Power Agency (IMPA). Additionally, PSI is a joint-owner with WVPA and IMPA of certain transmission property and local facilities. These facilities constitute part of the integrated transmission and distribution systems, which are operated and maintained by PSI. The Consolidated Statements of Income reflect CG&E's and PSI's portions of all operating costs associated with the jointly-owned facilities.

As of December 31, 2002, CG&E's and PSI's investments in jointly-owned plant or facilities were as follows:

(dollars in millions)	Ownership Share	Property, Plant, and Equipment	Accumulated Depreciation	Construction Work in Progress
CG&E				
Production:				
Miami Fort Station (Units 7 and 8)	64.00%	$ 288	$135	$34
Beckjord Station (Unit 6)	37.50	46	30	–
Stuart Station [1]	39.00	298	157	67
Conesville Station (Unit 4) [1]	40.00	77	48	–
Zimmer Station	46.50	1,239	402	23
East Bend Station	69.00	398	200	–
Killen Station [1]	33.00	187	110	17
Transmission	Various	85	38	–
PSI				
Production:				
Gibson Station (Unit 5)	50.05	215	119	14
Transmission and local facilities	94.37	2	1	–

(1) Station is not operated by CG&E.

NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Results of Operations:					
Operating Revenues[1]	$2,192	$2,471	$3,880	$3,417	$11,960
Operating Income	213	137	239	215	804
Income before discontinued operations and cumulative effect of a change in accounting principle	96	45	131	125	397
Discontinued operations, net of tax[2]	–	–	–	(25)	(25)
Cumulative effect of a change in accounting principle, net of tax[3]	(11)	–	–	–	(11)
Net Income	$ 85	$ 45	$ 131	$ 100	$ 361
Per Share Data:					
EPS					
Income before discontinued operations and cumulative effect of a change in accounting principle	0.58	0.27	0.78	0.74	2.37
Discontinued operations, net of tax[2]	–	–	–	(0.15)	(0.15)
Cumulative effect of a change in accounting principle, net of tax[3]	(0.06)	–	–	–	(0.06)
Net Income	$ 0.52	$ 0.27	$ 0.78	$ 0.59	$ 2.16
EPS — assuming dilution					
Income before discontinued operations and cumulative effect of a change in accounting principle	0.58	0.26	0.77	0.73	2.34
Discontinued operations, net of tax[2]	–	–	–	(0.15)	(0.15)
Cumulative effect of a change in accounting principle, net of tax[3]	(0.06)	–	–	–	(0.06)
Net Income	$ 0.52	$ 0.26	$ 0.77	$ 0.58	$ 2.13
2001					
Results of Operations:					
Operating Revenues[1]	$3,715	$3,654	$3,340	$2,288	$12,997
Operating Income	249	178	278	239	944
Income before discontinued operations	121	82	130	126	459
Discontinued operations, net of tax[2]	(1)	1	(2)	(15)	(17)
Net Income	$ 120	$ 83	$ 128	$ 111	$ 442
Per Share Data:					
EPS					
Income before discontinued operations	0.76	0.50	0.82	0.80	2.88
Discontinued operations, net of tax[2]	–	0.01	(0.01)	(0.10)	(0.10)
Net Income	$ 0.76	$ 0.51	$ 0.81	$ 0.70	$ 2.78
EPS — assuming dilution					
Income before discontinued operations	0.75	0.50	0.81	0.79	2.85
Discontinued operations, net of tax[2]	–	0.01	(0.01)	(0.10)	(0.10)
Net Income	$ 0.75	$ 0.51	$ 0.80	$ 0.69	$ 2.75

(1) EITF 02-3 will require that all gains and losses on energy trading derivatives be presented on a net basis beginning January 1, 2003. This will result in substantial reductions in reported Operating Revenues, Fuel and purchased and exchanged power expense, and Gas purchased expense. However, Operating Income and Net Income will not be affected by this change. For further information on EITF 02-3 see Note 1(q)(i).

(2) See Note 15 for further explanation.

(3) Upon implementation of Statement 142, Cinergy recognized a non-cash impairment charge of $11 million, net of tax, for goodwill related to certain international assets. See Note 14 for further information.

NOTE 14: EFFECTS OF A CHANGE IN ACCOUNTING PRINCIPLE

Cinergy finalized its transition goodwill impairment test, as required by Statement 142, in the fourth quarter of 2002 and recognized a non-cash impairment charge of $11 million (net of tax) for goodwill related to certain of our international assets. This amount is reflected in the Consolidated Statements of Income as a *Cumulative effect of a change in accounting principle, net of tax*. While Statement 142 did not require the initial transition impairment test to be completed until December 31, 2002, it does require any transition impairment charge to be reflected as of January 1, 2002. The condensed financial results below revise previously reported results of Cinergy Corp. as filed in the Form 10-Q for the quarter ended March 31, 2002, to reflect the impairment charge as of January 1, 2002.

	Year to Date March 31, 2002	
(in millions, except for EPS) (unaudited)	Net Income	EPS[1]
Reported results	$ 96	$ 0.58
Cumulative effect of a change in accounting principle, net of tax	(11)	(0.06)
Revised results	$ 85	$ 0.52

(1) Represents EPS and EPS — assuming dilution.

NOTE 15: MONETIZATION OF NON-CORE INVESTMENTS

During 2002, Cinergy began taking steps to monetize certain non-core investments, including renewable and international investments within the Energy Merchant business unit. During the second half of the year, Cinergy either sold or initiated plans to dispose of generation and electric and gas distribution operations in the Czech Republic, Estonia, and South Africa. Cinergy also sold investments, which were accounted for under the equity method, in renewable investments located in Spain and California. In total, Cinergy disposed of approximately $125 million of investments at a net loss of $7 million in 2002. Included in this net loss were cumulative foreign currency translation losses of approximately $4 million.

GAAP requires different accounting treatment for investment disposals involving entities which are consolidated and entities which are accounted for under the equity method. The consolidated entities have been presented as *Discontinued operations, net of tax* in the accompanying consolidated financial statements, and prior year consolidated financial statements have been reclassified to account for these entities as such. The disposal of the entities accounted for using the equity method are not allowed to be presented as discontinued operations. A gain of approximately $17 million on the sale of these entities is included in *Miscellaneous-Net* in the Consolidated Statements of Income.

The table below reflects the assets and liabilities of the investments accounted for as discontinued operations as of December 31, 2002 and 2001, and the results of operations and the loss on disposal for the years then ended.

(in millions)	2002	2001
Revenues[1]	$30	$38
Loss on Discontinued Operations		
Loss on operations	$ 1	$17
Loss on disposal[2]	24	–
Total Loss on Discontinued Operations	$25	$17
Assets		
Current assets	$ –	$ 8
Property, plant, and equipment — net	–	45
Other assets	1	9
Total Assets	$ 1	$62
Liabilities		
Current liabilities	$ 2	$16
Total Liabilities	$ 2	$16

(1) Presented for informational purposes only. All results of operations are reported net in our Consolidated Statements of Income.

(2) Approximately $17 million of this amount represents a write-down to fair value, less cost to sell, on assets classified as held for sale. The remainder represents actual losses on completed sales. Included in the loss on disposal are cumulative foreign currency translation losses of approximately $4 million.

The losses included in discontinued operations primarily pertain to two investments. In one case, the primary customer of a combined heat and power plant filed for bankruptcy resulting in a significant reduction in future expected revenues from the investment. In the second case, the retail market of a gas distribution business did not develop as expected, and we have elected to exit the business rather than invest the additional capital which would be required to reach a sustainable level of market penetration.

NOTE 16: FINANCIAL INFORMATION BY BUSINESS SEGMENT

We conduct operations through our subsidiaries and manage through the following three business units:

- Energy Merchant;
- Regulated Businesses; and
- Power Technology.

The following section describes the activities of our business units as of December 31, 2002.

Energy Merchant manages wholesale generation and energy marketing and trading of energy commodities. Energy Merchant operates and maintains our regulated and non-regulated electric generating plants, including some of our jointly-owned plants. Energy Merchant is also responsible for our international operations and performs the following activities:

- energy risk management;
- proprietary arbitrage activities; and
- customized energy solutions.

Regulated Businesses consists of PSI's regulated, integrated utility operations, and Cinergy's other regulated electric and gas transmission and distribution systems. Regulated Businesses plans, constructs, operates, and maintains Cinergy's transmission and distribution systems and delivers gas and electric energy to consumers. Regulated Businesses also earns revenues from wholesale customers primarily by transmitting electric power through Cinergy's transmission system.

Power Technology primarily manages the development, marketing, and sales of our non-regulated retail energy and energy-related businesses. This is accomplished through various subsidiaries and joint ventures. Power Technology also manages Cinergy Ventures, LLC (Ventures), a venture capital subsidiary. Ventures invests in emerging energy technologies that can benefit future business development activities.

Following are the financial results by business unit. Certain amounts for prior years have been restated to reflect segment restructuring, which includes the consolidation of all of our international operations into Energy Merchant. This restructuring became effective January 1, 2002.

Financial results by business unit for the years ended December 31, 2002, 2001, and 2000, are as indicated below:

Business Units

	2002						
	Cinergy Business Units						
(in millions)	Energy Merchant	Regulated Businesses	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
Operating revenues —							
External customers	$9,283[3]	$2,640	$ 37	$11,960	$ –	$ –	$11,960
Intersegment revenues[4]	160	–	–	160	–	(160)	–
Cost of sales —							
Fuel and purchased and exchanged power	4,054	458	–	4,512	–	–	4,512
Gas purchased	4,436	233	–	4,669	–	–	4,669
Depreciation[5]	158	249	7	414	–	–	414
Equity in earnings (losses) of unconsolidated subsidiaries	20	5	(10)	15	–	–	15
Interest[6]	103	133	14	250	–	–	250
Income taxes	21[7]	151	(15)	157	–	–	157
Discontinued operations, net of tax[8]	(25)	–	–	(25)	–	–	(25)
Cumulative effect of a change in accounting principle, net of tax[9]	(11)	–	–	(11)	–	–	(11)
Segment profit (loss)[10]	126	270	(35)	361	–	–	361
Total segment assets	5,703	7,284	227	13,214	93	–	13,307
Investments in unconsolidated subsidiaries	337	10	70	417	–	–	417
Total expenditures for long-lived assets	188	681	1	870	–	–	870

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.

(2) The Reconciling Eliminations category eliminates the intersegment revenues and expenses of Energy Merchant.

(3) The decrease in 2002, as compared to 2001, is primarily due to the decrease in the average price realized on wholesale commodity transactions.

(4) In connection with deregulation in Ohio, beginning in 2001, certain revenues, which were previously recorded through intersegment transfer pricing, are now directly recorded to the business segment.

(5) The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.

(6) Interest income is deemed immaterial.

(7) The decrease in 2002, as compared to 2001, in part reflects the effect of tax credits associated with production of synthetic fuel beginning in July 2002.

(8) For further information, see Note 15.

(9) Upon implementation of Statement 142, Cinergy recognized a non-cash impairment charge of $11 million, net of tax, for goodwill related to certain international assets. See Note 14 for further information.

(10) Management utilizes Segment profit (loss), after taxes, to evaluate segment performance.

Business Units (cont.)

	2001						
	Cinergy Business Units						
(in millions)	Energy Merchant	Regulated Businesses	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
Operating revenues —							
External customers	$10,245[3]	$2,703	$ 49	$12,997	$ –	$ –	$12,997
Intersegment revenues[4]	144	–	–	144	–	(144)	–
Cost of sales —							
Fuel and purchased and exchanged power	5,537	469	–	6,006	–	–	6,006
Gas purchased	4,035	397	–	4,432	–	–	4,432
Depreciation[5]	135	236	3	374	–	–	374
Equity in earnings (losses) of unconsolidated subsidiaries	9	–	(8)	1	–	–	1
Interest[6]	110	142	14	266	–	–	266
Income taxes	96	169	(9)	256	–	–	256
Discontinued operations, net of tax[7]	(17)	–	–	(17)	–	–	(17)
Segment profit (loss)[8]	195	266	(19)	442	–	–	442
Total segment assets	4,957	7,084	213	12,254	46	–	12,300
Investments in unconsolidated subsidiaries	256	–	76	332	–	–	332
Total expenditures for long-lived assets	764	633	–	1,397	–	–	1,397

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.

(2) The Reconciling Eliminations category eliminates the intersegment revenues and expenses of Energy Merchant.

(3) The increase in 2001, as compared to 2000, is primarily due to the increase in volumes and average price realized on wholesale commodity transactions.

(4) In connection with deregulation in Ohio, beginning in 2001, certain revenues, which were previously recorded through intersegment transfer pricing, are now directly recorded to the business segment.

(5) The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.

(6) Interest income is deemed immaterial.

(7) For further information, see Note 15.

(8) Management utilizes Segment profit (loss), after taxes, to evaluate segment performance.

Business Units (cont.)

(in millions)	2000						
	Cinergy Business Units						
	Energy Merchant	Regulated Businesses	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
Operating revenues —							
External customers	$4,974	$3,347	$ 76	$ 8,397	$ –	$ –	$ 8,397
Intersegment revenues	1,021	–	–	1,021	–	(1,021)	–
Cost of sales —							
Fuel and purchased and exchanged power	2,725	414	–	3,139	–	–	3,139
Gas purchased	2,402	267	6	2,675	–	–	2,675
Depreciation[3]	119	220	3	342	–	–	342
Equity in earnings (losses) of unconsolidated subsidiaries	7	–	(1)	6	–	–	6
Interest[4]	82	133	9	224	–	–	224
Income taxes	93	166	(7)	252	–	–	252
Discontinued operations, net of tax[5]	(1)	–	–	(1)	–	–	(1)
Segment profit (loss)[6]	157	255	(13)	399	–	–	399
Total segment assets	5,995	6,116	177	12,288	42	–	12,330
Investments in unconsolidated subsidiaries	488	–	52	540	–	–	540
Total expenditures for long-lived assets	138	397	–	535	3	–	538

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.

(2) The Reconciling Eliminations category eliminates the intersegment revenues and expenses of Energy Merchant.

(3) The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.

(4) Interest income is deemed immaterial.

(5) For further information, see Note 15.

(6) Management utilizes Segment profit (loss), after taxes, to evaluate segment performance.

Products and Services

(in millions)	Revenues							
	Utility			Energy Marketing and Trading				
Year	Electric	Gas	Total	Electric	Gas	Total	Other	Consolidated
2002	$2,197	$436	$2,633	$4,715	$4,481	$ 9,196	$131	$11,960
2001	2,101	595	2,696	6,154	4,068	10,222	79	12,997
2000	2,851	497	3,348	2,508	2,445	4,953	96	8,397

Geographic Areas

(in millions)	Revenues		
Year	Domestic	International	Consolidated
2002	$11,846	$114	$11,960
2001	12,860	137	12,997
2000	8,337	60	8,397

	Long-Lived Assets		
Year	Domestic	International	Consolidated
2002	$10,276	$393	$10,669
2001	9,682	428	10,110
2000	8,267	290	8,557

NOTE 17: EARNINGS PER COMMON SHARE

A reconciliation of EPS to EPS — assuming dilution is presented below:

(in thousands, except per share amounts)	Income	Shares	EPS
Year ended December 31, 2002			
EPS:			
Income before discontinued operations and cumulative effect of a change in accounting principle	$396,903		$ 2.37
Discontinued operations, net of tax	(25,428)		(0.15)
Cumulative effect of a change in accounting principle, net of tax	(10,899)		(0.06)
Net income	$360,576	167,047	$ 2.16
Effect of dilutive securities:			
Common stock options		899	
Employee Stock Purchase and Savings Plan		3	
Directors' compensation plans		169	
Contingently issuable common stock		934	
EPS — assuming dilution:			
Net income plus assumed conversions	$360,576	169,052	$ 2.13
Year ended December 31, 2001			
EPS:			
Income before discontinued operations and cumulative effect of a change in accounting principle	$458,826		$ 2.88
Discontinued operations, net of tax	(16,547)		(0.10)
Net income	$442,279	159,110	$ 2.78
Effect of dilutive securities:			
Common stock options		975	
Directors' compensation plans		152	
Contingently issuable common stock		810	
EPS — assuming dilution:			
Net income plus assumed conversions	$442,279	161,047	$ 2.75
Year ended December 31, 2000			
EPS:			
Income before discontinued operations and cumulative effect of a change in accounting principle	$400,535		$ 2.52
Discontinued operations, net of tax	(1,069)		(0.01)
Net income	$399,466	158,938	$ 2.51
Effect of dilutive securities:			
Common stock options		491	
Directors' compensation plans		177	
Contingently issuable common stock		262	
EPS — assuming dilution:			
Net income plus assumed conversions	$399,466	159,868	$ 2.50

Options to purchase shares of common stock are excluded from the calculation of EPS — assuming dilution when the exercise prices of these options are greater than the average market price of the common shares during the period. For the years 2002, 2001, and 2000, approximately 3 million, 2.1 million, and 1.9 million shares, respectively, were excluded from the EPS — assuming dilution calculation.

Also excluded from the EPS — assuming dilution calculation for the years ended December 31, 2002 and 2001, are up to 10.8 million shares issuable pursuant to the stock purchase contracts associated with the preferred trust securities issued by Cinergy Corp. in December 2001. These stock purchase contracts would impact EPS — assuming dilution only to the extent that the average stock price were to exceed $34.40 per share, which is the maximum price payable by the holders of the stock purchase contracts, during any period for which earnings per share are presented. As discussed in Note 2(e), the number of shares issued pursuant to the stock purchase contracts is contingent upon the market price of Cinergy Corp. stock in February 2005 and could range between 9.2 and 10.8 million shares.

NOTE 18: OHIO DEREGULATION

On July 6, 1999, Ohio Governor Robert Taft signed Amended Substitute Senate Bill No. 3 (Electric Restructuring Bill), beginning the transition to electric deregulation and customer choice for the state of Ohio. The Electric Restructuring Bill created a competitive electric retail service market effective January 1, 2001. The legislation provided for a market development period that began January 1, 2001, and ends no later than December 31, 2005.

On May 8, 2000, CG&E reached a stipulated agreement with the PUCO staff and various other interested parties with respect to its proposal to implement electric customer choice in Ohio effective January 1, 2001. On August 31, 2000, the PUCO approved CG&E's stipulation agreement. The major features of the agreement include:

- Residential customer rates are frozen through December 31, 2005;
- Residential customers received a five-percent reduction in the generation portion of their electric rates, effective January 1, 2001;
- CG&E will provide $4 million from 2001 to 2005 in support of energy efficiency and weatherization services for low income customers;
- CG&E will provide shopping credits to switching customers;
- The creation of a RTC designed to recover CG&E's regulatory assets and other transition costs over a 10-year period;
- Authority for CG&E to transfer its generation assets to one or more, non-regulated affiliates to provide flexibility to manage its generation asset portfolio in a manner that enhances opportunities in a competitive marketplace;
- Authority for CG&E to apply the proceeds of transition cost recovery to costs incurred during the transition period, including implementation costs and purchased power costs that may be incurred by CG&E to maintain an operating reserve margin sufficient to provide reliable service to its customers;
- Authority for CG&E to adjust the amortization of its regulatory assets and other transition costs to reflect the effects of any shopping incentives provided to customers; and
- CG&E will provide standard offer default supplier service (i.e., CG&E will be the supplier of last resort, so that no customer will be without an electric supplier).

Subsequent to the PUCO's approval of CG&E's stipulation agreement, two parties filed applications for rehearing with the PUCO. In October 2000, the PUCO denied these applications. One of the parties appealed to the Ohio Supreme Court in the fourth quarter of 2000 and CG&E subsequently intervened in that case. In April 2002, the Ohio Supreme Court affirmed the PUCO's stipulated agreement with CG&E with respect to implementing electric customer choice. The Ohio Supreme Court ruling leaves CG&E's transition plan entirely intact.

Under CG&E's transition plan, retail customers continue to receive transportation services from CG&E, but may purchase electricity from another supplier. Retail customers that purchase electricity from another supplier receive shopping credits from CG&E. The shopping credits generally reflect the costs of electric generation included in CG&E's frozen rates. However, shopping credits for the first 20 percent of electricity usage in each customer class to switch suppliers are higher than CG&E's electric generation costs in order to stimulate the development of the competitive retail electric service market.

CG&E recovers its regulatory assets and other transition costs through a RTC paid by all retail customers. As the RTC is collected from customers, CG&E amortizes the deferred balance of regulatory assets and other transition costs. A portion of the RTC collected from customers is recognized currently as a return on the deferred balance of regulatory assets and other transition costs and as reimbursement for the difference in the shopping credits provided to customers and the wholesale revenues from switched generation. The ability of CG&E to recover its regulatory assets and other transition costs is dependent on several factors, including, but not limited to, the level of CG&E's electric sales, prices in the wholesale power markets, and the amount of customers switching to other electric suppliers.

On January 10, 2003, CG&E filed an application with the PUCO for approval of a methodology to establish how market-based rates for non-residential customers will be determined when the market development period ends. In the filing, CG&E seeks to establish a market-based standard service offer rate for non-residential customers that do not switch suppliers and a process for establishing the competitively-bid generation service option required by the Electric Restructuring Bill. As of December 31, 2002, more than 20 percent of the load in each of CG&E's non-residential customer classes has switched to other electric suppliers. Under its transition plan, CG&E may end the market development period for those classes of customers once 20 percent switching has been achieved; however, PUCO approval of the standard service offer rate and competitive bidding process is required before the market development period can be ended. CG&E is not requesting to end the market development period for non-residential customers at this time. CG&E is unable to predict the outcome of this proceeding.

In its transition plan, CG&E proposed to transfer its generating stations and their related assets and obligations to an Exempt Wholesale Generator (EWG) affiliate, subject to receipt of FERC, SEC, and applicable third-party approvals and consents. To facilitate this transfer, the generation assets of CG&E, as of August 2000, were released from the first mortgage indenture lien allowing them to move unencumbered to the EWG affiliate. Generation assets added after August 2000 remain subject to the lien of CG&E's first mortgage bond indenture and would require release at some future date prior to being transferred. A FERC order, that was effective April 2002, allowed Cinergy to jointly dispatch the regulated generating assets of PSI in conjunction with the deregulated generating assets of CG&E. FERC has also authorized the transfer of the CG&E generating assets to a non-regulated affiliate. However, we have determined that we can realize the benefits of the new joint dispatch agreement without transferring CG&E's generation assets to an EWG affiliate, and therefore we do not plan to transfer CG&E's generation assets to a non-regulated affiliate in the foreseeable future.

NOTE 19: COMPREHENSIVE INCOME

The elements of *Comprehensive income* and their related tax effects for the years ended December 31, 2002, 2001, and 2000 are as follows:

	Comprehensive Income								
	2002			2001			2000		
(in thousands)	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net income	$518,840	$(158,264)	$360,576	$697,785	$(255,506)	$442,279	$651,023	$(251,557)	$399,466
Other comprehensive income (loss)									
Foreign currency translation adjustment	35,574	(14,034)	21,540	4,996	(3,355)	1,641	721	1,353	2,074
Reclassification adjustments	4,377	–	4,377	–	–	–	–	–	–
Total foreign currency translation adjustment	39,951	(14,034)	25,917	4,996	(3,355)	1,641	721	1,353	2,074
Minimum pension liability adjustment	(23,031)	9,268	(13,763)	(2,636)	1,081	(1,555)	(1,852)	753	(1,099)
Unrealized gain (loss) on investment trusts	(8,637)	3,360	(5,277)	(1,345)	504	(841)	(2,778)	649	(2,129)
Cumulative effect of change in accounting principle	–	–	–	(4,026)	1,526	(2,500)	–	–	–
Cash flow hedges	(32,663)	12,915	(19,748)	(4,477)	1,698	(2,779)	–	–	–
Total other comprehensive income (loss)	(24,380)	11,509	(12,871)	(7,488)	1,454	(6,034)	(3,909)	2,755	(1,154)
Total comprehensive income	$494,460	$(146,755)	$347,705	$690,297	$(254,052)	$436,245	$647,114	$(248,802)	$398,312

The after-tax components of *Accumulated other comprehensive income (loss)* as of December 31, 2002, 2001, and 2000 are as follows:

	Accumulated Other Comprehensive Income (Loss) Classification				
(in thousands)	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Unrealized Gain (Loss) on Investment Trusts	Cash Flow Hedges	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 1999	$(8,146)	$ (3,681)	$ 2,086	$ –	$ (9,741)
Current-period change	2,074	(1,099)	(2,129)	–	(1,154)
Balance at December 31, 2000	$(6,072)	$ (4,780)	$ (43)	$ –	$(10,895)
Cumulative effect of change in accounting principle	–	–	–	(2,500)	(2,500)
Current-period change	1,641	(1,555)	(841)	(2,779)	(3,534)
Balance at December 31, 2001	$(4,431)	$ (6,335)	$ (884)	$ (5,279)	$(16,929)
Current-period change	25,917	(13,763)	(5,277)	(19,748)	(12,871)
Balance at December 31, 2002	$21,486	$(20,098)	$(6,161)	$(25,027)	$(29,800)

NOTE 20: SUBSEQUENT EVENTS

(a) SALE OF COMMON STOCK

On January 15, 2003, Cinergy Corp. filed a registration statement with respect to the issuance of common stock, preferred stock, and other securities with an aggregate amount of $750 million. On February 5, 2003, Cinergy sold 5.7 million shares of Cinergy Corp. common stock with net proceeds of approximately $175 million under this registration statement. The net proceeds from the transaction will be used to reduce short-term debt of Cinergy Corp. and for other general corporate purposes.

(b) TRANSFER OF GENERATING ASSETS

On February 4, 2003, the FERC issued an order under Section 203 of the Federal Power Act authorizing PSI's proposed acquisition of the Henry County, Indiana and Butler County, Ohio gas-fired peaking power plants from two non-regulated affiliates. This action was the final regulatory approval needed for the transfer, which occurred on February 5, 2003. In December 2002, the IURC approved a settlement agreement among PSI, the Indiana Office of the Utility Consumer Counselor, and the IURC Testimonial Staff authorizing PSI's purchase of the plants.

ELEVEN YEAR STATISTICAL SUMMARY

		2002	2001
Operating Revenues *(in thousands)*[a]		$11,960,081	$12,997,009
Earnings Before Income Taxes *(in thousands)*		795,067	968,549
Earnings Before Income Taxes, Depreciation, and Amortization *(in thousands)*		1,209,071	1,342,948
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle *(in thousands)*		396,903	458,826
Discontinued Operations, net of tax *(in thousands)*		(25,428)	(16,547)
Cumulative Effect of a Change in Accounting Principle, net of tax *(in thousands)*		(10,899)	–
Net Income *(in thousands)*		360,576	442,279
Total Assets *(in thousands)*		13,307,028	12,299,813
Construction Expenditures (including AFUDC) *(in thousands)*		869,965	867,498
Capitalization *(in thousands)*			
Common Equity		3,293,476	2,941,459
Preferred Stock[b]			
Subject to Mandatory Redemption		–	–
Not Subject to Mandatory Redemption		62,828	62,833
Preferred Trust Securities		308,187	306,327
Long-term Debt[b]		4,080,768	3,596,730
Total Capitalization		$ 7,745,259	$ 6,907,349
Other Common Stock Data			
Avg. Shares Outstanding *(in millions)*		167	159
Avg. Shares Outstanding — Assuming Dilution *(in millions)*		169	161
Earnings Per Share			
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle		$ 2.37	$ 2.88
Discontinued Operations, net of tax		(0.15)	(0.10)
Cumulative Effect of a Change in Accounting Principle, net of tax		(0.06)	–
Earnings Per Share Net Income		$ 2.16	$ 2.78
Earnings Per Share — Assuming Dilution			
Income Before Discontinued Operations and Cumulative Effect of a Change in Accounting Principle		$ 2.34	$ 2.85
Discontinued Operations, net of tax		(0.15)	(0.10)
Cumulative Effect of a Change in Accounting Principle, net of tax		(0.06)	–
Earnings Per Share — Assuming Dilution		$ 2.13	$ 2.75
Dividends Declared Per Share		$ 1.80	$ 1.80
Payout Ratio — Assuming Non-Dilution		83.3%	64.7%
Book Value Per Share *(year-end)*		$ 19.53	$ 18.45
Degree Day Data			
Service Territory *(Avg.)*	Heating (10 year average — 5,163)	5,093	4,828
	Cooling (10 year average — 1,088)	1,357	1,015
Employee Data			
Number of Employees *(year-end)*		7,823	8,769
Gas Operations			
Gas Revenues *(in thousands)*	Residential	$ 253,470	$ 349,346
	Commercial	100,553	148,206
	Industrial	17,214	28,761
	Other	14,946	20,846
	Total Retail	386,183	547,159
	Transportation	46,616	39,833
	Wholesale	4,481,280	4,067,939
	Other	2,840	7,985
	Total Gas Revenues	$ 4,916,919	$ 4,662,916
Gas Sales *(mcf)*	Residential	35,615	35,211
	Commercial	15,240	16,225
	Industrial	2,927	3,356
	Other	2,461	2,421
	Total Retail	56,243	57,213
	Transportation	35,172	32,290
	Wholesale	1,252,783	1,007,567
	Total Gas Sales	1,344,198	1,097,070
Gas Customers *(Avg.)*	Residential	408,307	427,158
	Commercial	38,942	41,772
	Industrial	1,569	1,746
	Other	1,524	1,560
	Transportation	48,630	23,120
	Total Gas Customers	498,972	495,356
Avg. Cost Per Mcf Purchased *(cents)*[e]		395.99	677.46

Certain amounts in prior years have been reclassified to conform to the 2002 presentation.

(a) Emerging Issues Task Force Issue 02-3, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, will require that all gains and losses on energy trading derivatives be presented on a net basis beginning January 1, 2003. This will result in substantial reductions in reported Operating Revenues, Fuel and purchased and exchanged power expense, and Gas purchased expense. However, Operating Income and Net Income will not be affected by this change.

2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 8,397,080	$5,953,192	$5,778,291	$4,387,101	$3,276,187	$3,023,431	$2,888,447	$2,833,440	$2,612,821
879,273	848,853	628,259	715,126	772,316	818,788	595,559	468,658	661,097
1,221,200	1,169,931	927,114	1,004,203	1,055,079	1,098,537	889,954	747,540	919,185
400,535	401,692	260,968	253,238	334,797	347,182	191,142	62,547[f]	270,805
(1,069)	1,949	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
399,466	403,641	260,968	253,238	334,797	347,182	191,142	62,547[f]	270,805
12,329,728	9,616,948	9,687,381	8,858,153	8,724,934	8,103,242	8,037,422	7,696,489	7,132,975
537,709	437,927	370,277	328,153	324,238	326,869	486,734	563,355	521,716
2,788,961	2,653,721	2,541,231	2,539,200	2,584,454	2,548,843	2,414,271	2,221,681	2,316,944
–	–	–	–	–	160,000	210,000	210,000	210,000
62,834	92,597	92,640	177,989	194,232	227,897	267,929	307,989	207,074
NA	NA	NA	NA	NA	NA	NA	NA	NA
2,876,367	2,989,242	2,604,467	2,150,902	2,326,378	2,346,766	2,615,269	2,545,213	2,546,946
$ 5,728,162	$5,735,560	$5,238,338	$4,868,091	$5,105,064	$5,283,506	$5,507,469	$5,284,883	$5,280,964
159	159	158	158	158	157	147	144	142
160	159	159	159	159	158	148	145	NA
$ 2.52	$ 2.53	$ 1.65	$ 1.61[d]	$ 2.00[c]	$ 2.22	$ 1.30	$ 0.43[f]	$ 1.91
(0.01)	0.01	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
$ 2.51	$ 2.54	$ 1.65	$ 1.61[d]	$ 2.00[c]	$ 2.22	$ 1.30	$ 0.43[f]	$ 1.91
$ 2.51	$ 2.52	$ 1.65	$ 1.59[d]	$ 1.99[c]	$ 2.20	$ 1.29	$ 0.43[f]	NA
(0.01)	0.01	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
$ 2.50	$ 2.53	$ 1.65	$ 1.59[d]	$ 1.99[c]	$ 2.20	$ 1.29	$ 0.43[f]	NA
$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.74	$ 1.72	$ 1.50	$ 1.46	$ 1.39
71.7%	70.9%	109.1%	111.8%[d]	87.0%[c]	77.5%	115.4%	339.5%	72.8%
$ 17.54	$ 16.70	$ 16.06	$ 16.10	$ 16.39	$ 16.17	$ 15.56	$ 15.17	$ 16.21
5,298	4,814	4,361	5,476	5,751	5,451	5,066	5,491	5,023
938	1,151	1,243	861	953	1,215	1,042	1,106	726
8,362	8,950	8,794	7,609	7,973	8,602	8,868	9,227	9,199
$ 287,753	$ 210,557	$ 240,297	$ 284,516	$ 272,303	$ 237,576	$ 242,415	$ 269,684	$ 220,140
110,329	85,169	87,583	121,345	118,994	99,708	114,854	114,957	99,827
17,784	13,797	17,320	31,168	30,409	28,979	43,490	47,403	42,091
13,351	10,203	11,539	16,734	18,730	18,654	22,177	20,220	17,024
429,217	319,726	356,739	453,763	440,436	384,917	422,936	452,264	379,082
56,055	50,895	41,050	32,456	27,679	20,934	13,496	11,331	10,809
2,453,579	1,221,756	699,085	30,212	1,403	1,086	1,306	1,353	927
2,902	3,769	2,755	3,106	4,517	3,915	4,660	4,348	3,152
$ 2,941,753	$1,596,146	$1,099,629	$ 519,537	$ 474,035	$ 410,852	$ 442,398	$ 469,296	$ 393,970
38,230	32,790	36,256	41,846	44,721	43,153	39,065	43,514	39,754
15,829	14,474	13,999	19,141	21,199	19,664	20,070	20,370	20,142
2,770	2,646	2,941	5,240	5,746	6,624	9,025	10,011	10,091
2,139	2,388	2,150	2,813	3,595	4,305	4,507	3,996	3,940
58,968	52,298	55,346	69,040	75,261	73,746	72,667	77,891	73,927
41,186	39,568	57,881	53,448	48,560	40,543	32,579	28,593	25,372
590,317	530,258	353,353	9,372	352	279	296	307	286
690,471	622,124	466,580	131,860	124,173	114,568	105,542	106,791	99,585
395,799	387,769	404,417	407,128	397,660	389,165	379,953	373,494	367,999
39,058	38,033	39,332	41,915	41,499	40,897	40,545	40,348	39,952
1,447	1,457	1,569	1,960	1,961	1,959	2,076	2,176	2,228
1,327	1,147	1,226	1,504	1,517	1,557	1,519	1,471	1,447
45,506	43,642	15,626	1,205	829	599	56	–	–
483,137	472,048	462,170	453,712	443,466	434,177	424,149	417,489	411,626
436.90	304.78	364.43	380.41	326.50	277.92	335.60	353.74	300.95

(b) Excludes amounts due within one year.
(c) Includes $.12 per share for the cost of reacquiring 90% of CG&E's preferred stock through a tender offer.
(d) Includes $.69 per share for an extraordinary item (Midlands windfall profit tax).
(e) Excludes wholesale numbers.
(f) Includes write-off of a portion of Zimmer Station.

ELEVEN YEAR STATISTICAL SUMMARY

	2002	2001
Electric Operations		
Electric Revenues *(in thousands)*		
Residential	$1,188,161	$1,087,638
Commercial	776,846	782,282
Industrial	699,971	710,587
Other	106,339	110,885
Total Retail	2,771,317	2,691,392
Transportation	13,560	2,798
Wholesale	3,969,716	5,481,665
Other	157,756	79,992
Total Electric Revenues	$6,912,349	$8,255,847
Electric Sales *(million kWh)*		
Residential	17,088	15,794
Commercial	13,161	13,607
Industrial	17,473	18,022
Other	1,811	1,720
Total Retail	49,533	49,143
Transportation	2,592	613
Wholesale	138,897	119,938
Total Electric Sales	191,022	169,694
Electric Customers (including Transportation) *(Avg.)*		
Residential	1,340,398	1,329,708
Commercial	164,657	163,528
Industrial	6,468	6,562
Other	8,178	7,601
Total Electric Customers	1,519,701	1,507,399
System Capability — Winter *(MW)*[a]		
Energy Merchant	7,107	7,084
Regulated Businesses	6,004	6,004
Electricity Output *(million kWh)*		
Generated — Net		
Energy Merchant	27,363	24,955
Regulated Businesses	33,060	33,627
Source of Energy Supply *(Capacity %)*		
Energy Merchant		
Coal	58.90%	59.10%
Oil & Gas	41.10%	40.90%
Regulated Businesses		
Coal	92.90%	92.90%
Oil & Gas	6.35%	6.35%
Hydro	0.75%	0.75%
Fuel Cost		
Energy Merchant		
Per MMBtu	$1.32	$1.39
Regulated Businesses		
Per MMBtu	$1.35	$1.31

Certain amounts in prior years have been reclassified to conform to the 2002 presentation.
(a) Includes amounts to be purchased, subject to availability, pursuant to agreements with other utilities.
(b) 1993 reflects the refund of $31 million applicable to the IURC's April 1990 rate order.

2000	1999	1998	1997	1996	1995	1994	1993	1992
$1,088,998	$1,127,289	$1,028,314	$984,891	$996,959	$965,278	$898,763	$893,089	$789,955
775,201	754,965	722,292	689,091	673,181	661,496	626,333	608,407	562,329
720,610	725,641	702,208	669,464	657,563	637,090	598,126	584,382	553,840
106,899	117,284	100,017	111,867	110,003	118,458	96,247	68,364[b]	98,560
2,691,708	2,725,179	2,552,831	2,455,313	2,437,706	2,382,322	2,219,469	2,154,242	2,004,684
–	–	–	–	–	–	–	–	–
2,615,195	1,554,927	2,031,059	1,367,897	296,600	197,943	194,734	177,754	171,229
52,455	49,035	46,399	38,488	34,400	32,314	31,846	32,148	42,938
$5,359,358	$4,329,141	$4,630,289	$3,861,698	$2,768,706	$2,612,579	$2,446,049	$2,364,144[b]	$2,218,851
15,633	16,069	14,551	14,147	14,705	14,366	13,578	13,818	12,526
13,596	13,102	12,524	12,034	11,802	11,648	11,167	10,963	10,310
19,008	18,830	18,093	17,321	16,803	16,264	15,547	14,860	14,264
1,891	1,939	1,815	1,825	1,811	1,795	1,723	1,732	1,610
50,128	49,940	46,983	45,327	45,121	44,073	42,015	41,373	38,710
–	–	–	–	–	–	–	–	–
69,831	49,883	77,759	57,454	12,399	7,769	7,801	7,063	7,267
119,959	99,823	124,742	102,781	57,520	51,842	49,816	48,436	45,977
1,304,893	1,280,658	1,257,853	1,236,974	1,215,782	1,195,323	1,174,705	1,160,513	1,147,943
159,965	156,897	153,674	151,093	149,015	147,888	144,766	142,767	140,847
6,507	6,486	6,473	6,472	6,470	6,424	6,345	6,263	6,165
7,060	6,639	6,395	6,280	6,184	5,955	5,733	5,678	5,697
1,478,425	1,450,680	1,424,395	1,400,819	1,377,451	1,355,590	1,331,549	1,315,221	1,300,652
NA	NA	NA	NA	NA	NA	NA	NA	NA
11,249	11,221	11,221	11,221	11,221	11,351	11,181	11,181	10,779
NA	NA	NA	NA	NA	NA	NA	NA	NA
63,010	59,389	56,920	54,850	52,659	52,458	50,330	49,078	47,343
NA	NA	NA	NA	NA	NA	NA	NA	NA
NA	NA	NA	NA	NA	NA	NA	NA	NA
86.80%	86.77%	86.77%	86.77%	86.77%	85.78%	85.57%	85.57%	88.75%
12.80%	12.83%	12.83%	12.83%	12.83%	13.82%	14.03%	14.03%	10.83%
0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.42%
NA	NA	NA	NA	NA	NA	NA	NA	NA
$1.25	$1.26	$1.25	$1.31	$1.30	$1.40	$1.44	$1.47	$1.51

GLOSSARY *of* TERMS

Accelerated Main Replacement Program CG&E and ULH&P's accelerated program replacing aging cast-iron and bare-steel natural gas main pipelines. The program will improve the reliability and safety of the natural gas distribution system.

Administrative & General (A&G) Expenses Costs necessary for operations but not directly associated with developing a product or providing a service.

Balance Sheet A quantitative summary of a company's financial condition at a specific point in time, including assets, liabilities and net worth. The first part of a balance sheet shows all the productive assets a company owns, and the second part shows all the financing methods (such as liabilities and shareholders' equity).

Balanced Integrated Portfolio A generation, transmission, distribution and marketing business model that maintains balance between regulated and nonregulated generation supply, and customer requirements.

Bcf Abbreviation for one billion cubic feet, usually applied to natural gas.

Blocking-and-Tackling Basic, fundamental skills.

Capacity The amount of electric power available from a generator, turbine, transformer, transmission circuit, station or system as rated by the manufacturer.

Capacity Factor The ratio of the total energy actually generated by a generating unit for a specified period to the maximum possible energy it could have generated if operated at the maximum capacity rating for the same specified period, expressed as a percent. Not to be confused with availability, which addresses how often that same plant could have generated such energy.

Cogeneration Production of electricity from steam, heat or other forms of energy produced as a by-product of another process. (Cinergy Solutions is Cinergy's cogeneration business.)

Construction Work in Progress (CWIP) The balance shown on a utility's balance sheet for construction work not yet completed but in progress.

Corporate Governance Cinergy's definition has three key components: board independence, processes and practices that foster solid decision-making by both management and the board of directors, and balancing the interests of all of our stakeholders — our investors, customers, employees, the communities we serve and the environment.

Counterparty An energy commodity trading partner and/or the person or company on the other side of a two-party contract or position.

Customer Origination Adding new wholesale energy customers, such as municipal-owned utilities, membership co-ops, investor-owned utilities (IOUs), and large industrial companies, and expanding relationships with existing wholesale customers and providing both with product and service solutions.

Customer Portfolios The mix of retail and wholesale customers served by generation supply.

Diluted Earnings per share, including common stock, preferred stock, unexercised stock options, unexercised warrants and some convertible debt. In companies with a large amount of convertibles, warrants and stock options, diluted earnings per share are usually a more accurate measure of the company's real earning power than earnings per share.

Energy Merchant A company that physically moves energy (power and/or natural gas) along a delivery grid for wholesale producers and consumers of energy, and financially manages the price risk of those commodities for themselves and others.

Forward Price Exposure A utility's dependency on future commodity prices.

Free Cash Flow Operating cash flow plus non-cash items minus capital expenditures and dividends. Free cash flow is the amount of cash a company has left over after all of its operating and capital expenses.

Fuel Clause Adjustment A provision in a rate schedule that provides for an adjustment to the customer's bill if the cost of fuel at the supplier varies from a specified unit cost.

Investment-Grade Debt issuances that are rated in the four highest categories: AAA, AA, A and BBB (or equivalent) by the credit rating agencies.

Liquidity The amount of assets that can be easily converted to cash.

Mandatorily Convertible Securities Securities which can be exchanged for a specified amount of another, related security, at the option of the issuer and/or the holder.

Margins Revenues less cost of goods sold.

Market-to-Book Ratio The ratio of the equity market value price per share compared to the equity book value price per share.

Mark-to-Market (Fair Value) Accounting Pricing mechanism based on valuing a commodity or contract at its immediate resale value.

Megawatt One million watts (MW).

Mid-Market The wholesale customer segment where the contract term for standard physical and financial power and natural gas products is 30 days.

Mmcf Abbreviation for one million cubic feet, usually applied to natural gas.

Net Generation Gross generation minus plant use from all electric utility-owned plants.

New Source Review The New Source Review program is a part of The Clean Air Act that was adopted in 1977. Because the Act requires extensive controls on new facilities, such facilities have to go through elaborate permitting processes before construction can begin.

Nitrogen Oxide (NOx) One of the emissions common in the combustion of coal.

Non-Core Assets Assets or business lines not part of Cinergy's strategically core businesses of regulated operations and energy merchant.

Non-Fuel Operating Expenses The operation and maintenance expenses associated with the production of electricity, other than fuel expense such as coal, natural gas and fuel oil.

One-Time Charges Costs that alter a company's earnings during a given reporting period and which are a part of the company's normal activities but may be unusually large or infrequent.

Operating Cash Flow The sum of net profit plus non-cash items, such as depreciation and working capital.

Operation and Maintenance (O&M) Expenses The expenses arising in the normal course of running and maintaining the business, including labor (salaries and benefits), materials and supplies, utility costs, etc.

Pay Station An authorized retailer that accepts Cinergy bill payments. A retail store associate accepts a customer's payment and records it in one of two ways: by processing the bill stub or entering the customer's account number in a terminal at the counter.

Peaking Plant A power plant with generating units designed to operate during periods of maximum demand for electricity, as opposed to the units of a baseload plant, which usually operate continuously.

Physical An actual commodity (electricity, natural gas, coal) delivered in the spot market to a commodity contract buyer at the completion of the contract term.

Price/Earnings Ratio The price of a stock divided by its earnings per share. The P/E ratio may either use the reported earnings from the latest year, trailing P/E, or a forecast of next year's earnings. Also called a P/E multiple.

Provider of Last Resort (POLR) The term used to define the entity that is responsible for providing electricity or natural gas in a retail choice environment to any customers who have not chosen an alternative supplier or to customers who have chosen an alternative supplier but whose alternative supplier cannot perform. In Ohio, the local distribution utilities (such as CG&E) serve as the provider of last resort.

Purchased Power Tracker A clause in a rate schedule that provides for adjustments to the bill when energy from another electric system is acquired and the price varies from the specified unit base amount.

Rate Adjustment Rider A ratemaking mechanism whereby customer price increases or decreases to cover capital infrastructure improvements are automatic each year.

Reserve Margin The amount of unused available capability of an electric power system at peak load for a utility system. Expressed as a percentage of total capability. Such capacity may be maintained for the purpose of providing operational flexibility and for preserving system reliability.

Retail Customers End-use customers of a local distribution utility (whether electric or natural gas). They do not resell energy.

Retail Markets Sales of energy to end-use customers.

Revolver Capacity The amount a bank or other lender agrees to lend a corporation in an agreement that allows the amount to be borrowed again once it has been repaid. Also called revolving credit.

Risk Management The set of skills and processes for identifying, quantifying, controlling and mitigating risk for determining the appropriate capital allocation across business activities, consistent with the company's business strategy.

The Sarbanes-Oxley Act of 2002 The Act named for its Senate and House co-sponsors: Sen. Paul Sarbanes, (D) – Md. and Rep. Michael Oxley, (R) – Ohio. Congress passed the Act on July 30, 2002, in response to recent high-profile incidents of corporate and securities fraud. The Act and its related SEC regulations include new disclosure requirements, stricter corporate governance standards, more timely reporting deadlines, additional regulation of the audit process, creation of an audit oversight committee, registration requirements for audit firms, and stronger penalties for violations.

Shared Services A model for delivering common support services by combining and consolidating the services from the business units and corporate center into a distinct, market-efficient segment with a strong internal customer and service focus.

Skin in the Game For this report, Cinergy employees' personal stake in the company's success through direct or indirect ownership of Cinergy stock.

Stock Options An option in which the underlying asset is the common stock of a corporation, giving the holder the right to buy or sell its stock at a specified price by a specific date.

Total Shareholder Return (TSR) The return on an investment, including income from dividends and interest, as well as appreciation or depreciation in the price of the security, over a given time period, usually a year.

Transmission & Distribution (T&D) The "wires" part of an electric utility's operations. Transmission refers to the high voltage lines that transmit power over long distances. Distribution refers to the lower voltage system that distributes power within communities to end-use customers.

Trouble Call/Outage Management System Cinergy's state-of-the-art, graphically based computer system that analyzes customer outage call information to pinpoint outage locations for faster trouble response.

Value-at-Risk (VaR) How much the value of an asset could be impacted by a change in energy market prices.

Wholesale Markets Markets consisting of customers who purchase large quantities of power, fuel or natural gas for resale to retail customers.

Select definitions were provided by InvestorWords.com Located at http://www.investorwords.com

Copyright © 1997-2003 by WebFinance Inc. All Rights Reserved. Unauthorized duplication, in whole or in part, is strictly prohibited.

Used with permission.

SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA

Quarter	1st	2nd	3rd	4th
2002				
High	$35.75	$37.19	$36.21	$34.19
Close	35.75	35.99	31.43	33.72
Low	31.00	34.25	25.40	28.25
Dividends per share	.45	.45	.45	.45
2001				
High	$35.15	$35.60	$35.00	$33.85
Close	33.55	34.95	30.87	33.43
Low	28.81	32.20	28.00	28.16
Dividends per share	.45	.45	.45	.45

CORPORATE HEADQUARTERS

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
Web site: www.cinergy.com

ANNUAL MEETING

The annual meeting of
shareholders will be held at the
Northern Kentucky Convention Center
Ballrooms D & E
One West Rivercenter Boulevard
Covington, Kentucky
on Tuesday, April 22, 2003,
at 9:00 a.m. Eastern Daylight Time.

COMMON STOCK

Cinergy's common stock, traded under the ticker symbol CIN, is listed on the New York Stock Exchange. Cinergy has unlisted trading privileges on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges. As of Dec. 31, 2002, there were 55,815 common stock shareholders of record.

FORM 10-K

Shareholders may obtain a copy of Cinergy's annual report to the Securities and Exchange Commission (Form 10-K), without charge, by contacting Investor Relations or by visiting our Web site at: www.cinergy.com/investors.

REINVESTMENT PLAN INQUIRIES

National City Bank
Reinvestment Services–Loc. 5352
P.O. Box 94946
Cleveland, Ohio 44101-4946
Toll-free phone: 1-800-325-2945
Fax: (216) 257-8367

OTHER SHAREHOLDER ACCOUNT INQUIRIES

National City Bank
Shareholder Services–Loc. 5352
P.O. Box 92301
Cleveland, Ohio 44193-0900
Toll-free phone: 1-800-325-2945
Fax: (216) 257-8508

E-mail address for all services:
shareholder.services@nationalcity.com

INVESTOR CONTACT

Steven E. Schrader
Vice President, Investor Relations
139 East Fourth Street 26AT
Cincinnati, Ohio 45202
(513) 287-1083
Fax: (513) 287-1088
E-mail: sschrader@cinergy.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT

Cinergy's Direct Stock Purchase and Dividend Reinvestment Plan provides investors with a convenient method to purchase shares of Cinergy Corp. common stock and to reinvest cash dividends in the purchase of additional shares of Cinergy Corp. common stock, without incurring brokerage fees. Shareholders may automatically reinvest all or a portion of their cash dividends in Cinergy common stock at prevailing market prices.

Shareholders may also purchase additional shares by making payments of at least $25 at any one time, but not more than $100,000 per calendar year. Currently, there are about 31,850 shareholders participating in the plan.

The plan is open to anyone wishing to participate. Those who do not currently own shares on the company's records must complete an enrollment form and make an initial minimum investment of $250. An election form must be completed by anyone who wishes to change dividend reinvestment participation.

Complete details about the plan are contained in the plan's prospectus. To receive a copy of the prospectus and an enrollment form, contact National City Bank.

DIRECT DEPOSIT OF DIVIDENDS

Shareholders can have their dividends electronically transferred to their checking or savings accounts. To receive an enrollment form, contact National City Bank.

OTHER INFORMATION

Transfer agent and registrar for Cinergy Corp. common and CG&E and PSI preferred shares:
National City Bank
Stock Transfer Dept.–Loc. 5352
P.O. Box 92301
Cleveland, Ohio 44193-0900

DESIGN & TYPOGRAPHY: PROWOLFE PARTNERS PHOTOGRAPHY: MARK JOSEPH PHOTOGRAPHY

CINERGY CORP. HAS A BALANCED, INTEGRATED PORTFOLIO CONSISTING OF TWO CORE BUSINESSES: REGULATED OPERATIONS AND ENERGY MERCHANT. CINERGY OWNS REGULATED DELIVERY OPERATIONS IN OHIO, INDIANA AND KENTUCKY THAT SERVE 1.5 MILLION ELECTRIC CUSTOMERS AND ABOUT 500,000 GAS CUSTOMERS. IN ADDITION, ITS INDIANA REGULATED OPERATIONS OWN 7,000 MEGAWATTS OF GENERATION. CINERGY'S ENERGY MERCHANT BUSINESS IS A MIDWEST LEADER IN LOW-COST GENERATION OWNING 6,300 MEGAWATTS OF CAPACITY WITH A PROFITABLE BALANCE OF STABLE EXISTING CUSTOMER PORTFOLIOS, NEW CUSTOMER ORIGINATION, MARKETING AND TRADING, AND INDUSTRIAL-SITE COGENERATION. THE "INTO CINERGY" POWER-TRADING HUB IS THE MOST LIQUID TRADING HUB IN THE NATION.



CINERGY CORP. 139 EAST FOURTH STREET CINCINNATI, OHIO 45202 WWW.CINERGY.COM WWW.CINERGY.COM/GOVERNANCE